082-35716

07028522

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

November 28, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. (the "Bank") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of the Bank's Condensed Financial Statements as of September 30, 2007.

Sincerely,

Elizabeth A. Hennigan

Elizabeth A. Hennigan
Practice Group Assistant

PROCESSED
DEC 12 2007 E
THOMSON
FINANCIAL

Enclosures

Jw 12/10

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

BANK LEUMI LE-ISRAEL B.M. AND CONSOLIDATED COMPANIES

Condensed
Financial Statements
as at 30 September 2007
(unaudited)

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

28 November 2007

Bank Leumi le-Israel B.M. and its Consolidated Companies

Condensed Financial Statements as at 30 September 2007 (unaudited)

Index

A. General Developments in the Group's Business

The Directors' Report has been prepared in accordance with the public reporting directives of the Supervisor of Banks. The principles applied in preparing the interim reports are consistent with the principles used in preparing the Annual Report as of 31 December 2006. The interim reports should be read in conjunction with the Annual Report for 2006.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items and non-balance sheet items) amounted to some NIS 758 billion at the end of September 2007, as compared with NIS 695 billion at the end of 2006, an increase of some 9.1%.

Net profit of the Group in the first nine months of the year totaled NIS 2,840 million, compared with NIS 2,460 million in the corresponding period in 2006, an increase of 15.4%. The increase in net profit resulted from an increase in net operating profit, which was partially offset by a decrease in net profit from extraordinary items amounting to NIS 368 million, resulting from the sale of some of the provident funds and the supplementary training funds, as compared with a profit of NIS 1,397 million during the corresponding period in 2006, and arising from the sale of some of the non-banking (real) holdings and of some of the mutual funds. For further details, see below.

Net operating profit in the first nine months of the year totaled NIS 2,472 million, compared with NIS 1,063 million in the corresponding period of 2006, an increase of 132.5%, while net operating profit in the third quarter of the year amounted to NIS 901 million, compared with NIS 296 million in the corresponding period in 2006, an increase of 204.4%.

The increase in net operating profit is primarily attributable to an increase in the Bank's income and an improvement in the profitability of a number of subsidiaries in Israel and abroad, a decrease in special salary expenses, which amounted to NIS 193 million, compared with NIS 752 million in the corresponding period in 2006 and a reduction in provisions for doubtful debts.

Net profit per share during the first nine months of 2007 was NIS 2.01, compared with NIS 1.74 in the corresponding period in 2006 and NIS 2.50 in all of 2006.

Based on data of the banking system as at 30 June 2007, as published by the Bank of Israel, the Leumi Group's share of the banking system was as follows:

	30.6.2007	31.12.2006	31.12.2005	31.12.2004
	in %			
Total assets	30.0	30.2	30.2	30.0
Credit to the public	30.4	30.0	30.3	29.9
Deposits of the public	30.3	30.6	30.5	30.3
Operating profit before tax	36.6	27.7*	30.4	34.0
Net operating profit	37.6	25.8*	30.7	34.1

* The decrease in the Group's share arises mainly from the volume of extraordinary salary expenses, of which some half arises from the privatization.

Control of the Bank

On 30 September 2007, the State of Israel held 11.94% of the issued share capital of the Bank (fully diluted – 11.26%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%).

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that, further to the procedure for the sale of up to 20% of the shares of the Bank held by the State, which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.A.R.L., which was incorporated in Luxembourg, and which is held jointly and indirectly by Stephen Feinberg and Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the Bank's share capital (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are being held in trust and Barnea and the trustee have signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under the said Law, or any other person whom the Minister of Finance shall empower, to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the provisions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to an extension of up to an additional 12 months under certain conditions. On 24 May 2006, MIH advised the Bank that, on the same day, an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated, *inter alia*, that they had filed a request with the Bank of Israel for a permit to control the Bank. On 6 July 2006, the Bank was notified that the date for the exercise of the option had been deferred to 24 May 2007.

The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest of 2%, both price and interest being linked to the CPI and subject to certain adjustments as detailed in the Option Agreement, including in respect of dividends distributed by the Bank, such being linked to the CPI and bearing interest.

On 21 May 2007, the Bank was advised by MIH that Barnea's application for an additional extension of the exercise period of the option had not been granted.

The option therefore expired on 24 May 2007. According to the conditions of the sale procedure, Barnea is required to sell at least 4.99% of the shares of the Bank (of the 9.99% that it purchased) within a year. The State undertook that on the expiration of the option as mentioned, it would refrain from selling its remaining shares in the Bank for a period of 90 days from the date of expiration of the option.

Following the expiration of the option, MIH notified the Bank's Management, at a meeting held in August 2007, that the Ministry of Finance intends to continue the privatization of the Bank through one of two methods: sale of the balance of the shares to an international banking institution through an investment bank, or the sale of the balance of the shares in one or more private bloc sales, the preferred method being a sale to a foreign banking institution. MIH and the Ministry of Finance are in the process of choosing an investment bank that will serve as a consultant for the purpose of the advancement of this method.

For details regarding the issue of options to employees see pages 5-6.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group as at 30 September 2007 amounted to NIS 20,531 million, compared with NIS 17,491 million at the end of 2006, an increase of 17.4%. The increase in shareholders' equity derives mainly from the profit for the first nine months of the year, less the changes in the adjustments in respect of the presentation of securities available for sale according to their fair value.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. Most of the securities portfolio is classified as securities available for sale and is included in the balance sheet on the basis of fair value. The income is recorded in the profit and loss statement on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is recorded directly in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net decrease in value of NIS 7 million was recorded in shareholders' equity in the first nine months of the year, compared with a net increase of NIS 229 million in the corresponding period in 2006 (all these amounts are stated net of related taxes). In the third quarter of 2007, a net decrease in value of NIS 202 million was recorded in shareholders' equity, compared with an increase of NIS 160 million in the third quarter of 2006. Most of the decrease in this year's third quarter was caused by the drop in the market value of the shares held in the portfolio of securities that are available for sale.

The following table sets out details of the amounts in the capital account (adjustment in respect of available-for-sale securities before taxes):

	31 December 2006	Movement	30 September 2007
	NIS millions		
Shares	979	164	1,143
Israeli government debentures	195	(115)	80
Foreign government debentures*	(131)	61	(70)
Other debentures*	(41)	(130)	(171)
Other debt instruments	(27)	4	(23)
Total	975	(16)	959
Related taxes	(352)	9	(343)
Net Total	623	(7)	616

* Of which, NIS (63) million was in mortgage-backed debentures as at 30 September 2007.

The total net accrued balance of adjustments of securities held in the available for sale portfolio to market value as of 30 September 2007 amounted to NIS 616 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale, less the effect of taxes.

Shareholders' Equity relative to Total Assets on 30 September 2007 reached 6.8%, compared with 6.0% on 31 December 2006.

Total Capital relative to Risk Assets reached 12.11% on 30 September 2007, compared with 11.56% on 31 December 2006. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets reached 8.04% on 30 September 2007, compared with 7.53% at the end of 2006.

The improvement in the capital adequacy ratios derives primarily from the profits accumulated during the first nine months of the year.

Issue of Subordinated Capital Notes

In March 2007, the subsidiary, Leumi Finance Company Ltd., carried out a private offering to qualified investors of subordinated capital notes (Series G), in the amount of NIS 428.4 million, bearing an annual interest rate of 4.1%, and linked to the CPI. In May 2007, the same series was expanded, in an amount of NIS 514.5 million.

Leumi Finance Company published a shelf prospectus on 8 August 2007. The prospectus allows offerings of subordinated capital notes and/or debentures to be made during a period of 24 months. The prospectus also included the listing of the capital notes (Series G) for trading on the stock exchange.

In October 2007, an offering was made to qualified investors and to the public of capital notes (Series G) in the amount of some NIS 1 billion, and the issue of the entire series was thus completed in a total amount of NIS 2 billion.

In November 2007, pursuant to the shelf prospectus, Leumi Finance Company Ltd. carried out an additional offering to qualified investors and to the public of subordinated capital notes (Series H). The subordinated capital notes bear annual interest of 4.4% and are linked to the CPI. The company raised a total of NIS 1,135.97 million.

These subordinated capital notes were recognized by the Supervisor of Banks as part of the Bank's Tier II capital.

In total, Leumi Finance Company raised some NIS 3.1 billion in CPI-linked subordinated capital notes in 2007.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. The balance of options as at 30 September 2007 was 84,030,987. The said options are subject to all the provisions of the Outline, including:

1. The options are exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.
3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts being linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. The adjusted exercise price as of 30 September 2007 was NIS 11.272.

In respect of the issue of the said options, the Bank records salary expenses in accordance with the fair value of the options, together with salaries tax and national insurance contributions. This expense is recorded as a salary expense in the Bank's financial statements over a period of two years from the date of allotment.

During the first nine months of the year, the Bank recorded some NIS 196 million as salary expenses in its profit and loss statement, as compared with some NIS 163 million during the corresponding period in 2006. Of this, NIS 66 million was recorded in the third quarter, compared with NIS 75 million during the corresponding period in 2006.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006, the Bank's Board of Directors resolved to establish the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, should there be no adverse change in the profits of the Bank and/or in its business and financial position and/or in the general position of the economy and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. Moreover, the Bank is required to comply with the limits laid down by the Supervisor of Banks such as: a minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which set limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he set regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The aforementioned policy declaration does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on page 13 below.

B. Dividend for 2006

The Special General Meeting of Shareholders convened on 14 February 2007 approved the Board of Directors' recommendation of 24 December 2006 regarding the distribution of a cash dividend

at the rate of some 101.6% of the net profit for the first nine months of 2006 (some NIS 2.5 billion), at the rate of 176.8% of the paid-up capital. The dividend constitutes 70.7% of the net profit for 2006.

The dividend was paid on 28 February 2007 to shareholders of record on 15 February 2007 (the record date). The stock traded "ex" dividend on 18 February 2007. The dividend was at the rate of NIS 1.768 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates

Principal Data of the Leumi Group

	Jan. - Sep 2007	Jan. - Sep 2006	Year 2006
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**5,867**	5,159	6,922
Provision for doubtful debts	**128**	668	933
Total operating and other income	**3,030**	(g) 2,898	(g) 3,881
Total operating and other expenses	**5,073**	(g) 5,491	(g) 7,267
Of which: Costs of Voluntary Retirement	**1**	164	175
Operating profit before taxes	**3,696**	1,898	2,603
Provision for taxes	**1,367**	981	1,320
Net operating profit	**2,472**	1,063	1,454
After-tax net profit (loss) from extraordinary items	**368**	1,397	2,080
Net profit for the period	**2,840**	2,460	3,534
Proposed dividend	-	-	2,500
Net profit per share (in NIS)	**2.01**	1.74	2.50
Assets and Liabilities at End of Period (NIS millions):			
Total assets	**302,007**	(f) 277,406	289,341
Credit to the public	**196,327**	(f) 180,448	183,800
Securities	**46,355**	45,869	46,375
Deposits of the public	**236,929**	221,996	231,823
Shareholders' equity	**20,531**	18,521	17,491
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	**65.1**	(f) 65.0	63.5
Securities / Total assets	**15.4**	(f) 16.5	16.0
Deposits of the public / Total assets	**78.5**	(f) 80.0	80.1
Shareholders' equity (excluding minority interest) / Total assets	**6.8**	(f) 6.7	6.0
Total capital / Risk assets (a)	**12.11**	12.85	11.56
Tier I capital / Risk assets	**8.04**	8.36	7.53
Net profit / Shareholders' equity (excluding minority interest) (c) (d)	**20.6**	19.7	20.1
Net operating profit / Shareholders' equity (excluding minority interest) (c) (d)	**17.9**	8.4	8.3
Rate of tax provision from the profit	**37.0**	51.7	50.7
Provision for doubtful debts / Credit to the public (d)	**0.09**	(f) 0.49	0.51
Provision for doubtful debts / Total credit risk (d)	**0.06**	0.33	0.34
Net interest income before provision for doubtful debts / Total assets (d)	**2.60**	(f) 2.49	2.39
Total income / Total assets (b)	**3.95**	(f) 3.89	3.73
Total income / Total assets managed by the group (b) (d) (e)	**1.57**	(f) 1.64	1.55
Total operating and other expenses / Total assets (d)	**2.25**	(f) 2.65	2.51
Total expenses / Total assets managed by the group (d) (e)	**0.89**	(f) 1.12	1.04
Net profit / Total average assets (d)	**1.29**	(f) 1.18	1.29
Net operating profit / Total average assets (d)	**1.12**	(f) 0.51	0.53
Financial margin including income and expenses from derivative financial instruments	**1.75**	(f) 1.86	1.85
Operating expenses (excluding costs of voluntary retirement) / Total income (b)	**57.0**	66.1	(g) 65.7
Operating and other income / Operating and other expenses (excluding costs of voluntary retirement)	**59.7**	(g) 54.4	54.7
Operating and other income / Total income (b)	**34.1**	(g) 36.0	35.9

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.

(b) Total income - net interest income before provision for doubtful debts plus operating and other income.

(c) Shareholders' Equity – at the beginning of the period.

(d) On an annual basis.

(e) Includes off-balance sheet activities.

(f) As a result of the change to the Directives of Bank of Israel with regard to open credit card transactions, as credit to public, the data was restated.

(g) Reclassified.

B. Other Information

Principal Developments in the Economy*

General

During the first nine months of 2007, the economy expanded at the rate of some 5.4% in comparison with the corresponding period in 2006; GDP increased at annual rate of some 6.1% during the third quarter of 2007 in comparison with the second quarter. The expansion included most branches of the economy including those branches that had been adversely affected by the Second Lebanon War. The growth of the economy during the reported period was based on a more balanced mix than in the past of domestic demand, especially demand from private consumption and investments in the branches of the economy (particularly in transportation vehicles, machinery and equipment)while the growth of exports also continued. The shekel's exchange rate, primarily against the US dollar, was extremely volatile, and during the third quarter the shekel strengthened by some 5.6% against the US dollar.

During the months of July through September 2007, inflation, as calculated over the preceding 12 months, returned to the range of the price stability target, after it had fallen below the target during the first half of the year. The rise of inflation from a negative annual rate during the first half of 2007 to a positive rate during the third quarter is also a result of the depreciation of the shekel from the middle of the month of May 2007 through the middle of the month of August, which quickly impacted on the CPI. In response, the Bank of Israel raised the interest rate, up to 4.0% in the month of September, with the rapid growth also constituting a central factor in the decision to raise interest. Prices rose in the capital market during the first nine months of the year, both with respect to shares and debentures. Share prices and debenture prices continued to rise during October 2007 and the key indices reached peak levels.

The Business Product and Economic Sectors

During the first nine months of 2007, Israel's business sector product expanded at a real rate of some 6.2%, compared with the corresponding period in 2006. During the third quarter of 2007, the business sector expanded at a rate of some 6.6% in comparison with the second quarter. This increase in business sector activity was influenced by an expansion in most sectors of the economy. The Bank of Israel's companies' survey for the third quarter of 2007 also indicates a continued accelerated increase in activity in the economy, which encompasses all the sectors. Continuation of the increase in activities is expected in the next quarter.

During the first nine months of the year, overnights in hotels increased by some 4% approximately, and amounted to some 15.4 million overnight hotel stays. The main increase resulted from an increase in the number of tourists' hotel overnights (some 14%) while the number of hotel overnights for Israelis dropped by some 2%. It should be noted that part of the increase is a result of the tourism crisis experienced during the third quarter of 2006 due to the Second Lebanon War, a fact which was reflected in an increase of room occupancy rates. During the third quarter of this year, there was a certain decrease in the number of hotel overnights as compared to the second quarter (after adjusting for seasonality) following a decline in the number of overnight stays by Israelis.

---

* Data sources: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

The State Budget and its Financing

During the months of January through September 2007 there was a surplus in the State Budget of some NIS 7.7 billion, compared with a target deficit for all of 2007 of some NIS 18.7 billion (representing 2.9% of the GDP). The state's tax revenues increased during this period by some 7.0%, in real terms, in comparison with the corresponding period in 2006, with the revenues from indirect taxes increasing by some 9.2% and revenues from direct taxes increasing by some 5.6%. These statistics reflect the rapid growth of the economy. Since the beginning of the year, taxes collected have exceeded the amount included in the original budget by some NIS 10 billion, which constituted the main source of the surplus in the State Budget.

Foreign Trade, Capital Flows and the Exchange Rate

During the first nine months of the year, Israel's trade deficit increased by some 36% in US dollar terms, as compared with the deficit in the corresponding period in 2006, and amounted to some US$ 7.2 billion. This has been due to the rapid expansion of imports (16%) as opposed to exports (13%). A quarterly analysis also indicates a similar trend towards growth of the deficit. During the third quarter, there has been a marked monthly decline of imports of consumer items and investment assets.

During the first nine months of 2007, Israeli residents' direct investments abroad amounted to some US$ 5.1 billion, a peak amount surpassed only in the exceptional year of 2006 which was influenced by several one-time large scale transactions. However, the shekel has been supported lately by the following factors: direct investments in Israel by foreign investors, which amounted to US$ 6.2 billion during the months of January through September 2007 (more than US$ 8 billion, in annual terms) and which included some US$ 1.2 billion investments in real estate; a slowdown in the investments of institutional investors in foreign assets; and the realization of assets by mutual funds that invest abroad. All this, of course, occurred alongside the US dollar's weakness worldwide.

During the first nine months 2007, the degree of volatility of the shekel's exchange rate against the US dollar increased. During this period, the shekel experienced a cumulative appreciation against the US dollar of some 5.0%, such being influenced by an approximate increase of 6.8% in the shekel's exchange rate against the US dollar during the months of August through September. The positive background conditions of the Israeli economy – which include the surplus in the current account of the balance of payments and the rapid growth of the economy, alongside the weakening of the US dollar throughout the world, and the continued inward movement of capital, especially through direct investment, have worked to strengthen the shekel. This was despite the significant degree of volatility of the financial markets, which is explained mainly by the crisis in the (sub-prime) mortgage market in the United States.

Inflation and Monetary Policy

During the months of January through September 2007, the Consumer Price Index (CPI) rose by 2.3%, while in the 12 months ending September 2007, it rose by some 1.4%. During the third quarter, the CPI rose by 1.3%, in response to the depreciation of the shekel relative to the US dollar from the middle of May 2007 through the middle of August.

During the reported period, the Bank of Israel reduced the interest rate from 5.0% in December 2006 to 3.5% in June 2007. During the third quarter, there was a change in direction and the interest rate for the months of August and September rose by 0.25 percentage points in each month, to 4.0%. This change in direction resulted, *inter alia*, from the actual inflation figures as well as increased inflation forecasts, which were influenced by the depreciation of the shekel's exchange rate against the US dollar, mostly during the second

quarter. This was against the background of the economy's continued rapid growth, and the closing of the output gap.

The Capital Market

The share and convertible securities index rose by some 21.0% during the first nine months of the year, with a small decline in prices during the third quarter. The main explanation for the decline in share prices was the crisis in the (sub-prime) mortgage market in the United States, which let to sharp drops in prices on securities exchanges throughout the world and increased market volatility of the indices. These factors also had an impact on the Tel Aviv Stock Exchange. The markets began to recover during September, against the background, *inter alia*, of the interest rate reduction in the United States, and this had a positive impact on the Tel Aviv Stock Exchange. The average daily trading volume for shares and convertible securities both on and off the stock exchange increased significantly and amounted to some NIS 2.0 billion in January through September, in comparison with an average of some NIS 1.45 billion in 2006, an increase of some 37%.

The increase in capital market activity contributed to an increase in income from customers' securities operations from some NIS 518 million in January through September 2006 to some NIS 628 million in the first nine months of 2007, an increase of 21.2%.

During the months of January through September, the CPI-linked government debentures index rose by some 4.2%, while the unlinked fixed-interest debentures index rose by some 3.2%, and while the yields to redemption of long-term (8 years) CPI-linked debentures reached a level of some 3.7% during September, after an all-time low of 3.0% in June. This increase in yields to redemption is partially explained by the crisis in the financial markets, particularly in the United States.

Financial Assets of the Public

During the first nine months of 2007, the portfolio of financial assets held by the public grew by some 10.9% (an increase of some NIS 202 billion), with close to half of the increase in the portfolio's size being the result of the increase in the value of the portfolio of shares held by the public in Israel and abroad, following the increase in share prices. The CPI linked component of the portfolio also posted a good increase in value and its share in the growth of the portfolio reached 23%

The total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes, securities portfolios including mutual funds as well as provident funds and supplementary training funds) amounted at the end of September 2007 to some NIS 709 billion, compared with some NIS 653 billion at the end of December 2006, an increase of 8.6%.

Bank Credit

During the first nine months of the year, bank credit to the public grew by some 3.3% (on the basis of monthly averages, including mortgage banks), although it decreased slightly during the third quarter. During this quarter, there was also a slowdown in the volume of issues of corporate debentures, likely to be used as an alternative to bank credit, which totaled, during January-September, (on the basis of Tel Aviv Stock Exchange data), some NIS 55-59 billion, according to the Bank's estimate. This significant amount of issues does reflect significant demand for credit, although it appears that part of this credit was used for financing activity outside Israel.

At the end of September 2007, the **Bank's** credit to the public amounted to some NIS 132.3 billion, an increase of 5.5% compared with the end of 2006.

Credit Rating of the State of Israel and of Bank Leumi

On 14 February 2007, the S&P credit rating company announced that it was raising the credit rating outlook for the State of Israel from "stable" to "positive," against the background of improved economic and fiscal resilience to external shocks.

The Israeli "Midrug" credit rating company – a strategic partner of Moody's – announced on 21 June 2007 that it had set a rating of Aaa for the Bank's deposits, debentures and capital notes, including a framework for additional issues in the amount of NIS 4 billion, which was given to Leumi Finance Company, a wholly owned subsidiary of the Bank.

On 20 June 2007, the Israeli "Maalot" credit rating company – a strategic partner of S&P – set a rating of AAA for the Bank's subordinated capital notes and/or debentures to be issued by Leumi Finance Company, in the amount of NIS 5 billion, through 30 June 2008.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 30 September		For the nine months ended 30 September		For the year
	2007	2006	**2007**	2006	2006
	In percentages				
Rate of increase (decrease) of the "known" CPI	**2.52**	0.19	**2.79**	1.45	(0.3)
Rate of decrease in the rate of the US dollar – nominal	**(5.55)**	(3.11)	**(5.02)**	(6.54)	(8.2)
Rate of decrease in the rate of the currency basket –nominal	**(4.08)**	(3.20)	**(2.74)**	(4.54)	(5.2)
Rate of increase (decrease) in the rate of the euro – nominal	**(0.41)**	(3.34)	**2.26**	0.16	2.2

The following table sets out the principal representative exchange rates:

	30 September 2007	30 June 2007	31 March 2007	31 December 2006
US dollar	**4.013**	4.249	4.155	4.225
Euro	**5.690**	5.713	5.534	5.564
Pound Sterling	**8.138**	8.507	8.125	8.288
Swiss Franc	**3.429**	3.450	3.407	3.465

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

The Directors' Report includes, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information." Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted using words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's plans", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not past facts.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the foreign exchange and capital markets, legislation, directives of regulatory bodies, the behavior of competitors, technological developments and personnel issues.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information included in this Report.

Capital Market Reform Legislation

On 10 August 2005, three laws relating to the capital market reform were published:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

For details on the subject of the capital market reform legislation and its implications for the Bank, see Note 31 to the Annual Report for 2006 and Note 8 to the Financial Statements included in this Report.

On 22 November 2007, the Minister of Finance and the Governor of the Bank of Israel announced the appointment of the Committee for the Development and Strengthening of Competition in the Israeli Capital Market. The committee will be chaired by the Director-General of the Ministry of Finance.

The letter of appointment requires the Committee to examine and make recommendations regarding the measures needed to develop the capital market and to increase its ability to

attract foreign capital. This is with a view to positioning the Israeli capital market as a significant global player and increasing its levels of competition and efficiency. The Committee is to submit its recommendations by 31 August 2008.

Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims (the "Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred to the British government's Custodian of Enemy Property, pursuant to the law that was in force at the time, or were returned to those entitled thereto or to the Administrator General. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 (the "Law") came into effect. The Law provides that a party who holds, in Israel, assets of Holocaust victims (per the definition of such terms as they appear in the Law) must transfer them to the Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the Law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank. The Bank is cooperating with the Company with the aim of bringing the matter to a speedy conclusion.

At the beginning of July 2007, the Bank appointed the honorable Supreme Court Justice (ret'd) Theodore Orr as an external examiner to carry out an independent and impartial investigation of the Bank's obligations pursuant to the Law, if any, and of the Bank's conduct regarding the assets of Holocaust victims, as such are defined in the Law. The Bank announced that it would provide the examiner with any assistance required.

Additionally, out of sensitivity to public sentiment and to demonstrate its goodwill, the Bank transferred the sum of NIS 20 million to the Company, to be used for making payments to the heirs of victims and to survivors during their lifetime, in accordance with the provisions of the Law and pursuant to appropriate criteria to be established by the Company, as required by the Law.

The Bank has notified the Company that if it is determined that the Bank is not obligated to make any payments whatsoever (which is the Bank's position), or that it is required to make a payment which is lower than that which has been paid, any balance of the amount will be considered to be a donation to be used for the above purposes. If it is determined that the Bank is required to pay amounts to Holocaust survivors or to the heirs of Holocaust victims which are higher than the amount that has been paid, then the Bank will set off the payment made (linked to the CPI and bearing interest) against the amount of the liability.

Amendment of the Banking (Service to Customers) Law regarding Commissions

In early July 2007, following the publication of the recommendations of the Parliamentary Committee of Inquiry regarding bank commissions, an amendment to the Banking (Service to Customers) Law, 1981 was enacted with regard to bank commissions.

The amendment to the law is a combination of a number of proposed laws which were discussed in the Knesset Economics Committee, the purpose of which was to increase the transparency of the list of commissions that the banks charge their retail customers

(individuals and small businesses, as determined by the Bank of Israel – "Retail Customers"), to transfer the authority to impose supervision on bank commissions to the Bank of Israel, and to deal with the issue of movement of customers from one bank to another.

Pursuant to the amendment to the law, the Governor of the Bank of Israel must establish a list of services for which a banking corporation may charge commissions from its Retail Customers. On 14 November 2007, the Supervisor of Banks, following discussions with representatives of the banking corporations, distributed draft rules regarding proper disclosure concerning commissions, to which was attached a draft list of commissions for such customers. These drafts are subject to the approval of the Advisory Committee on Banking Issues. The Supervisor of Banks also distributed a draft guideline dealing with this issue. In these drafts, the Supervisor limited the number of commissions by canceling and consolidating various commissions. The final versions of the rules and of the list of commissions are to be published no later than 5 January 2008, and it is expected that they will go into effect a few months later.

The Bank is examining the implications of the changes proposed in the above-mentioned drafts on its future income from commissions.

At this early stage, the estimated decline in income on a Group basis in respect of these changes amounts to some NIS 220 million on an annual basis. This amount is a preliminary estimate, which may be changed, both because it is based on a draft version only and also because all the possible implications of the proposed changes have not yet been clarified.

Proposed Laws Regarding Credit Cards

During the first quarter of 2007, three private proposed laws were tabled before the Knesset regarding the credit card market. Two of the above proposed laws deal with separating the ownership of credit card companies from the banks, and the third deals with regulation, through legislation, of the acquiring of all credit cards by each of the credit card companies.

If the proposed laws that require the banks to dispose of the operations of the credit card companies owned by them are enacted, there could be an adverse effect on the Bank's income from credit card activity, although it is not possible at this stage to estimate the intensity and scope of the impact.

Private Knesset Members' Bills regarding the Payment of Interest on Credit Balances in Current Accounts.

In July 2007, the Knesset Economics Committee held a preparatory discussion for the first reading of two private members' bills, submitted by two Knesset members, regarding the amendment of the Banking (Service to Customers) Law. These propose that a banking corporation pay interest to customers on credit balances in a current account, and that the Governor of the Bank of Israel, upon consultation with the Advisory Committee of the Bank of Israel and with the approval of the Minister of Finance, will establish a minimal rate for this interest.

Bills regarding this subject have been tabled before the Knesset in the past.

The two proposed laws have been consolidated into one, and the discussion in preparation for a first reading has not yet been concluded.

If the above-mentioned proposed law is enacted, there may be an adverse effect on the Bank's income from interest, although it is not possible at this stage to estimate the intensity and scope of the effect.

Prohibition on Money Laundering Law, 2000 – Imposition of a Monetary Sanction

Following an audit of the Bank by the Bank of Israel regarding the implementation of the Prohibition on Money Laundering Law, the Supervisor of Banks submitted a request to the Committee for the Imposition of Monetary Sanctions for the imposition of a monetary sanction on the Bank for an apparent violation of the provisions of section 7 of the Prohibition on Money Laundering Law. On 31 July 2007, the Supervisor of Banks notified the Bank that the Committee had decided to impose a monetary sanction on the Bank in the amount of NIS 425,000.

In determining the size of the sanction, the Committee considered the following facts:

1. Most of the violations were first-time violations and were not continuing or serious violations, and were small in scope relative to the size of the Bank and to the complexity of its activity.

2. During the audit, the Bank cooperated in disclosing violations and their consequences, and took effective measures to correct deficiencies and to prevent their repetition.

The Committee also noted that it believed that at the Bank, the spheres of prohibition of money laundering and of prohibition of financing terror were being managed in a professional and cautious manner, and that the Bank's Management had invested considerable resources (financial and other) to implement the directives in this area.

Proposed Law for the Cancellation of the Taxation under Inflationary Conditions Law (the Adjustments Law)

On 23 September 2007, a proposed law was published for the cancellation of the provisions of the Income Tax (Adjustments for Inflation) Law, 1985, beginning from the 2008 tax year.

Pursuant to the proposal, most of the provisions of the Law will be cancelled, with certain clauses remaining in effect as transition provisions and so as to prevent distortions in tax calculations.

The Bank estimates that if the proposed law is passed as presented, each change of 1% in the CPI is likely to cause an increase of some NIS 45 million, net, in the Group's tax expenses.

Draft directive – Measurement and Disclosure of Impaired Debts, Credit Risk and Provisions for Credit Losses

On October 15, 2007, the Supervisor of Banks' Department distributed to the banks draft amendments to the directives regarding public reporting, on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk and Provision for Credit Losses." This draft was submitted to the Advisory Committee on Banking Issues, and was discussed at its meeting on 21 November 2007. The draft directive is based on US accounting standards (FASB Standards 114 and 118), US banking regulatory provisions, and the directives of the SEC dealing with banks. It also matches the requirements for the reports of US banks. The provisions included in the draft constitute a significant change as compared with the existing provisions regarding classification of problem loans and the measurement of provisions for loan losses in respect of such debts.

The main changes included in the draft directive are:

a. New categories of problem loans are set out, which are defined as impaired debts, including:

  - credit in respect of which the banking corporation cannot collect the entire amount due, according to the contractual terms of the loan agreement,
  - a problem loan whose terms have been modified within the framework of a restructuring,
  - a loan whose principal or interest has been in arrears for 90 days or more, unless such is well secured and in the process of collection proceedings,
  - a loan in a current or debitory account where the customer's account has been charged with additional excess interest and a special handling commission for a debitory or current account which has deviated from a credit line (as described in section 4(c) of Banking Management Directive No. 325).
  - further, credit which is insufficiently protected by the present established value and the debtor's ability to pay or by the pledged collateral, and regarding which there is a clear possibility that the banking corporation will suffer some loss if the deficiencies are not remedied, is defined as an inferior credit risk.

b. Banking corporations are required to maintain a provision for credit losses at a level which is sufficient to cover the expected credit losses relating to the banking corporation's credit portfolio, including for off-balance sheet credit risk.

   The provisions for credit losses will include:

  - a specific provision for credit losses for each debt whose contractual balance is above NIS 1.0 million, and any other debt identified as impaired.
    The provision will be based on the measurement of the debt's impaired value, based on the present value of the expected cash flows, discounted at the debt's effective interest rate.
  - group provisions for credit losses – for large groups of relatively small and homogeneous debts, whose impaired value is examined on a group basis, and for debts that have been separately examined and found not to be impaired.

    Measurement of credit losses will be carried out based on past credit loss rates for each homogeneous group. The estimates of credit losses are to be documented.

c. No interest income is to be recorded for impaired debts (This does not relate to increments for CPI linkage or foreign currency linkage which are added to the principal).

d. A change regarding the requirements for the writing off a debt:

  - any part of a debt whose collection is dependent on the surplus of the collateral over the collateral's fair value is to be written off immediately as an accounting matter.
  - generally, specific provisions are to be written off after two years.
  - group provisions for credit losses - debts that are in arrears for over 150 days are to be written off.

e. The qualitative and quantitative disclosure requirements for financial statements with respect to problem loans have been expanded.

f. Detailed requirements have been laid down for preparing guidelines to ensure a methodical process for establishing the provisions for credit losses, which are to be consistently applied, for documentation required to support the credit process and for internal controls for the methods and processes that are established.

g. The directive will be implemented in the financial statements as from January 1, 2009. The directive will not be implemented retroactively in the financial statements for previous periods. Transitional adjustments arising from the adoption of the directive as of January 1, 2009 will be included directly in surplus in the shareholders' equity item.

A steering committee has been appointed as part of the Bank's preparations for the implementation of the above-mentioned directive. The committee's members include representatives of the business divisions, and the accounting and computerization functions.

Sub-committees have been set up to deal with the establishment of work methods and with the directive's requirements.

The modification of the computer systems has begun, a project which involves material changes in the information systems in order to carry out the required processes.

The Supervisor of Banks has not yet decided whether if, upon the directive's implementation, there will still be a requirement to make an supplementary provision for unidentified risks in the credit portfolio which are based on risk characteristics in the credit portfolio in accordance with the provisions of Proper Banking Management Directive No. 315. The Supervisor has also not yet decided how to deal with the general provision currently made by the banks. The total general and additional provisions as at 30 September amounted to NIS 966 million, of which the Bank - NIS 668 million.

It is not possible at this stage to estimate the implications for the Bank's future financial results of the implementation of the directive when it is adopted.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements as at 31 December 2006.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assessments.

The estimates and assessments are generally based on economic forecasts, assessments regarding the various markets and past experience following due consideration, and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report as at 31 December 2006 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxation on income.

During the period January to September 2007, there were no changes in the accounting policy on critical subjects compared with that described in the Annual Report for 2006.

For further details, see pages 50-54 of the Annual Report for 2006.

Accounting Standard 29 – "Adoption of IFRS Financial Reporting Standards"

Regarding the manner in which the banking corporations may implement the Standard, see Note 2.A. of the Financial Statements.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net profit of the Leumi Group during the first nine months of 2007 amounted to NIS 2,840 million, compared with NIS 2,460 million during the corresponding period in 2006, an increase of 15.4%.

The increase in the Group's net profit during the first nine months of 2007, as compared with the corresponding period in 2006, is explained primarily by the following factors:*

1. An increase in profits from net interest income before provisions for doubtful debts in the amount of NIS 708 million, before the effect of taxes, an increase of 13.7%.

2. A decrease in the provisions for doubtful debts in the amount of NIS 540 million, a decrease of 80.8% before the effect of taxes.

3. An increase in operating and other income in the amount of NIS 132 million, an increase of 4.6% before the effect of taxes, as detailed below.

4. A reduction in operating and other expenses (including salaries) in the amount of NIS 418 million, a decrease of 7.6%, before the effect of taxes. After neutralizing the special expenses as detailed below, the operating and other expenses increased by NIS 141 million, at the rate of 3.0%.

5. An effective tax rate in 2007 which is lower by 14.7 percentage points compared with the corresponding period in 2006, as detailed below.

On the other hand, the decrease in profit from extraordinary items in the amount of NIS 1,029 million, net, as detailed below, partially offset the above-mentioned increase.

During the third quarter of the year, net profit amounted to NIS 1,010 million in comparison with NIS 970 million in the corresponding period in 2006, an increase of 4.1%.

* Before minority interests in consolidated companies.

The increase in the Group's net profit during the third quarter of 2007, compared with the corresponding period in 2006, is explained primarily by the following factors:

1. An increase in profits from net interest income before provisions for doubtful debts in the amount of NIS 547 million, before the effect of taxes.

2. A decrease in the provisions for doubtful debts in the amount of NIS 203 million before the effect of taxes.

3. A net increase in the Group's share of the profits of companies included on the equity basis of NIS 17 million.

4. An effective tax rate in the third quarter of 2007 which is lower by 22 percentage points compared with the third quarter of 2006.

On the other hand, the following factors partially offset the above-mentioned increase:

1. The reduction of profit from extraordinary items which amounted to NIS 109 million, net, as compared to NIS 674 million, net, during the corresponding period in 2006, as detailed below.

2. A decrease in operating and other income amounting to NIS 29 million, a decrease of 3.1% before the effect of taxes.

Net operating profit for the third quarter of the year amounted to NIS 901 million as compared with NIS 296 million in the corresponding period in 2006, an increase of NIS 605 million, which constitutes growth of 204.4% and was caused by the factors detailed above.

Net interest income before provision for doubtful debts in the Leumi Group amounted to NIS 5,867 million during the first nine months of 2007, compared with NIS 5,159 million in the corresponding period in 2006, an increase of 13.7%.

During the third quarter of the year, net interest income before provisions for doubtful debts amounted to NIS 2,265 million, in comparison with NIS 1,718 million in the corresponding period in 2006, an increase of 31.8%.

The increase in the Group's net interest income before provision for doubtful debts during the first nine months of 2007, as compared with the corresponding period in 2006, stems mainly from:

	For the nine months ending		
	30 September 2007	30 September 2006	% Change
	NIS millions		
Current activities	**5,218**	4,813	8.4
Collection and reduction of interest in respect of problem loans	**340**	227	49.8
Profit from sale of available-for-sale debentures and adjustments to market value of tradable debentures	**53**	2	-
Adjustments of derivatives to fair value	**66**	27	144.4
Effect of the known CPI	**190**	90	111.1
Total	**5,867**	5,159	13.7

	For the three months ending		
	30 September 2007	30 September 2006	% Change
	NIS millions		
Current activities	**1,879**	1,574	19.4
Collection and reduction of interest in respect of problem loans	**104**	93	11.8
Profit (loss) from sale of available-for-sale debentures and adjustments to market value of tradable debentures	**(112)**	29	-
Adjustments of derivatives to fair value	**208**	9	-
Effect of the known CPI	**186**	13	-
Total	**2,265**	1,718	31.8

The following table sets out the development of net interest income according to principal operational segments:

Segment	For the nine months ending		
	30 September 2007	30 September 2006	% Change
	NIS millions		
Households	**1,896**	1,755	8.0
Small businesses	**634**	531	19.4
Corporate banking	**1,118**	1,139	(1.8)
Commercial banking	**985**	869	13.3
Construction and real estate	**443**	473	(6.3)
Private banking	**282**	264	6.8
Financial management	**540**	133	+
Other	**(31)**	(5)	-
Total	**5,867**	5,159	13.7

Total Interest Margin (excluding transactions in financial derivatives) during the first nine months of 2007 was 2.30%, compared with 1.96% during the corresponding period in 2006. The interest margin including financial derivative transactions was 1.75% during the first nine months of 2007, compared with 1.86% during the corresponding period in 2006, and 1.85% for the whole of 2006.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.83%, compared with 2.61% (in annual terms) during the corresponding period in 2006.

The Provision for Doubtful Debts in the Leumi Group during the first nine months of 2007 amounted to NIS 128 million only, compared with NIS 668 million in the corresponding period of 2006, a decrease of 80.8%.

During the third quarter of 2007, the provision for doubtful debts amounted to NIS 79 million in comparison with NIS 282 million in the corresponding period in 2006, a decrease of 72.0%, after a reduction of the specific provisions in the amount of NIS 206 million, net, from NIS 295 million in the third quarter of 2006, to NIS 89 million in the third quarter of this year.

The decrease in specific provisions of 71.2% in the first nine months of the year was the result of the continued trend of improvement in the economy, an improvement in the companies' positions and a reduction of NIS 129 million in the provisions at Leumi Mortgage Bank, as a result of special provisions made during the corresponding period in 2006, following implementation of Bank of Israel directives.

The following are the main data regarding the provisions for doubtful debts:

	For the three months ending 30 September		For the nine months ending 30 September	
	2007	2006	**2007**	2006
	(NIS millions)			
Specific provision during the period	**348**	401	**903**	1,183
Reduction of the specific provision	**(254)**	(97)	**(693)**	(495)
Collection of debts that were previously written off	**(5)**	(9)	**(24)**	(42)
Net addition charged to the Profit and Loss Statement	**89**	295	**186**	646
Net addition, charged to the Profit and Loss Statement as additional provision	**(10)**	(13)	**(58)**	22
Total provision for doubtful debts	**79**	282	**128**	668

For additional details, see page 31.

The overall rate of the provision for doubtful debts during the first nine months of 2007 was 0.09% of total credit to the public (in annual terms), compared with a rate of 0.49% in the corresponding period in 2006 and compared with 0.51% for the whole of 2006. The rate of the overall provision for doubtful debts in relation to overall credit risk (balance sheet and off-balance sheet) were 0.06%, 0.33% and 0.34% respectively.

The following table sets out the quarterly development of the provisions for doubtful debts:

	2007			2006			
	Third Qtr	Second Qtr	First Qtr	Fourth Qtr	Third Qtr	Second Qtr	First Qtr
	(NIS millions)						
Specific provision	**89**	**66**	**31**	308	295	184	167
Additional provision	**(10)**	**(28)**	**(20)**	(43)	(13)	1	34
Total	**79**	**38**	**11**	265	282	185	201
The provision as a percentage of total credit to the public (on annual basis)	**0.17%**	**0.08%**	**0.03%**	0.58%	0.63%	0.41%	0.44%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to the risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to NIS 966 million (constituting 0.49% of total credit to the public) on 30 September 2007, compared with NIS 1,024 million at the end of 2006.

The following table sets out the development of the provisions for doubtful debts according to principal operational segments:

Segment	Nine months ending			
	30 September 2007		30 September 2007	
	(NIS millions)	% *	(NIS millions)	%*
Households	**103**	**0.2**	233	0.6
Small businesses	**62**	**0.5**	61	0.6
Corporate banking	**(126)**	**(0.3)**	163	0.4
Commercial banking	**116**	**0.4**	123	0.5
Construction and real estate	**(19)**	**(0.1)**	114	0.7

* Percentage of total credit at the end of the period on an annual basis.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the first nine months of 2007 amounted to NIS 5,739 million, compared with NIS 4,491 million during the corresponding period in 2006, an increase of 27.8%. In the third quarter of 2007, net interest income after provision for doubtful debts amounted to NIS 2,186 million, compared with NIS 1,436 million in the corresponding period in 2006, an increase of 52.2%.

Total Operating and Other Income of the Leumi Group during the first nine months of 2007 amounted to NIS 3,030 million, compared with NIS 2,898 million in the corresponding period in 2006, an increase of 4.6%. In the third quarter of 2007, operating and other income amounted to NIS 909 million, compared with NIS 938 million in the corresponding period in 2006, a decrease of 3.1%.

The increase in operating and other income derives mainly from an increase in: income from commissions from payment system services of some 7.0%; from handling of credits and preparation of legal documents, of some 19.7%; income from securities operations, of some 24.6%; income from credit cards, of some 11.8%; and the recording of the partial repayment of the debt of a certain customer in the amount of NIS 88 million as a dividend, since the shares granted as security for the debt were recorded in the available-for-sale securities item, in accordance with the directives of the Supervisor of Banks.

In addition, there was an increase of NIS 71 million in profits from the sale of available-for-sale shares in the first nine months of the year.

On the other hand, income from mutual funds and provident funds decreased by NIS 372 million, as detailed below:

	First nine months of			Year
	2007	2006	Change	2006
	NIS millions			
From mutual funds	**125**	345	(220)	391
From provident funds	**15**	163	(148)	216
From supplementary training funds	**17**	21	(4)	29
Total	**157**	529	(372)	636

The decrease in this income of course arises from the reform in the capital market and the sale of the activities of the capital market companies. At the same time, operating expenses decreased by some NIS 173 million.

The ratio of operating and other income to total income (i.e. net interest income before the provision for doubtful debts and operating and other income) was 34.1%, compared with 36.0% during the corresponding period in 2006 and 35.9% for the whole of 2006.

Operating and other income cover 59.7% of operating and other expenses and, after neutralizing special salary expenses as detailed below, 62.1%, compared with cover of 52.7% and 61.2%, respectively, during the corresponding period in 2006, and compared with 53.4% and 61.1% for the whole of 2006.

For additional details regarding commissions see pages 14-15 of the Report and Note 9 to the Financial Statements.

Total Operating and Other Expenses of the Leumi Group in the first nine months of 2007 amounted to NIS 5,073 million, compared with NIS 5,491 million during the corresponding period in 2006, a decrease of 7.6%. After neutralizing special expenses as detailed below, the expenses increased by 3.0%. In the third quarter of 2007, total operating and other expenses amounted to NIS 1,785 million, similar to the corresponding period in 2006. After neutralizing special expenses as detailed below, the expenses increased by 9.9%, due mostly to an increase in salary expenses.

Salary expenses (including the cost of voluntary retirement) decreased by NIS 435 million in the first nine months of 2007, a decrease of 12.2% compared with the corresponding period in 2006. The decrease in salary expenses derives primarily from the following changes in special salary expenses:

	2007			2006			
	Third quarter	Second quarter	First quarter	Third quarter	Second quarter	First quarter	Year 2006
	NIS millions						
Adoption of new mortality tables	-	-	-	-	-	136	214
Provision to reserves for holiday gifts to Bank alumni	-	-	-	2	89	-	91
Actuarial changes	-	-	-	-	-	-	23
Expenses in respect of issue of options	66	77	53	75	48	40	235
Recording of the benefits in respect of sale of shares to employees	3	12	(18)	21	191	-	217
Voluntary retirement expenses	-	-	-	159	2	3	175
Difference between the severance obligations and the reserve	-	(12)	12	(34)	(2)	60	-
Reduction of salary tax rate	-	-	-	-	(38)	-	(38)
Total	69	77	47	223	290	239	917

After neutralizing these amounts, the salary expenses for the first nine months of the year increased by 4.4%, compared with the corresponding period in 2006.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) increased by NIS 17 million during the first nine months of 2007, an increase of 0.9%, compared with the corresponding period in 2006, and these expenses increased by 3.8% during the third quarter of this year, as compared with the corresponding period of 2006.

Operating expenses constitute 57.0% of total income and 54.9% after neutralizing the special expenses detailed above, compared with 68.2% and 58.8% respectively, in the corresponding period in 2006, and compared with 67.3% and 58.8% respectively, for the whole of 2006.

Total operating and other expenses (in annual terms) constitute 2.25% of total assets, compared with 2.65% in the corresponding period in 2006, and 2.51% for the whole of 2006.

Operating Profit before Taxes of the Leumi Group in the first nine months of 2007 amounted to NIS 3,696 million, compared with NIS 1,898 million in the corresponding period in 2006, an increase of 94.7%, and after neutralizing special salary expenses, an increase of 46.8%. In the third quarter of 2007, operating profit before taxes amounted to NIS 1,310 million, compared with NIS 589 million in the corresponding period in 2006, an increase of 122.4% and after neutralizing special salary expenses, an increase of 69.8%.

Provision for Taxes on Operating Profit of the Leumi Group in the first nine months of 2007 amounted to NIS 1,367 million, compared with NIS 981 million in the corresponding period in 2006. The rate of provision in the said period was some 37.0% of the pre-tax profit, compared with 51.7% in the corresponding period in 2006.

The decrease in the rate of the provision for taxes was principally affected by:

1. A decrease in unrecognized expenses and an increase in exempt income, having an impact of 7.1 percentage points. This includes matters such as the issuance of shares and options

to employees, the additional provision for doubtful debts and provisions for social benefits.

2. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation and which were negative to a lesser degree in the said period than the negative exchange rate differentials in the corresponding period in 2006, having an impact of 2.4 percentage points.

3. The reduction of the tax rate, having an impact of 1.5 percentage points.

4. The effect of taxes for previous years, which amounted to 1.3 percentage points.

The decrease in the rate of the provision for taxes in the third quarter was principally affected by:

1. A deduction for inflation, with a known CPI of 2.52% as opposed to 0.19% during the corresponding period in 2006, having an impact of 6.6 percentage points.

2. A decrease in unrecognized expenses and an increase in exempt income, having an impact of 5.4 percentage points.

3. A reduction of the tax rate and of the profits tax rate, having an impact of 5.4 percentage points.

4. Exchange rate differentials in respect of overseas investments, having an impact of 3.6 percentage points.

Regarding the proposed Income Tax (Adjustments for Inflation)(Amendment) Law, 2007, see page 16 above.

Operating Profit after Taxes amounted to NIS 2,329 million in the first nine months of 2007, compared with NIS 917 million in the corresponding period in 2006, an increase of 154.0%, and after neutralizing special salary expenses, an increase of 68.4%. In the third quarter of 2007, operating profit after taxes amounted to NIS 839 million, compared with NIS 246 million in the corresponding period in 2006, an increase of 241.1%, and after neutralizing special salary expenses, an increase of 126.5%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis amounted to NIS 146 million in the first nine months of 2007, compared with NIS 143 million in the corresponding period in 2006. In the first quarter of 2006, profits were still recorded on the equity basis in respect of the holding in Africa Israel Investments, which was sold on 27 March 2006, and in respect of Midgal Insurance and Financial Holdings, 10% out of the holding in which was sold on 15 March 2006.

On the other hand, in the first quarter of 2007, the investment in Paz was transferred from the available-for-sale securities portfolio and recorded on the equity basis. For further details, see page 61.

Minority Interests in the Profits of the Group amounted to a profit of NIS 3 million in the first nine months of 2007, compared with a loss of NIS 3 million in the corresponding period in 2006.

Net Operating Profit of the Group amounted to NIS 2,472 million in the first nine months of 2007, compared with a profit of NIS 1,063 million in the corresponding period in 2006, an increase of 132.5%, and after neutralizing special salary expenses, an increase of 61.9%. In

the third quarter of 2007, net operating profit amounted to NIS 901 million, compared with NIS 296 million in the corresponding period in 2006, an increase of 204.4%, and after neutralizing special salary expenses, an increase of 114.7%.

Net After-Tax Profit from Extraordinary Items amounted to NIS 368 million in the first nine months of 2007, compared with NIS 1,397 million in the corresponding period in 2006. This profit derives from the sale of some of the provident funds and supplementary training funds that were under the Group's management, and in 2006 from the sale of the Bank's holdings in Africa Israel Investments and from the sale of 10.0% of Migdal Insurance and Financial Holdings and from the sale of the operations of the Psagot-Ofek group.

Net Operating Profit per share reached NIS 1.75 during the first nine months of 2007, compared with NIS 0.75 in the corresponding period in 2006.

Net Profit per share reached NIS 2.01 in the first nine months of 2007, compared with NIS 1.74 in the corresponding period in 2006.

Return on Shareholders' Equity – Average for the Period (excluding minority interests) and in Annual Terms of:

	First nine months of 2007	First nine months of 2006*
	%	
Net profit	**20.6****	19.7
Net operating profit	**17.9**	8.4

	2007			2006*			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
		%					
Net profit	**21.9****	20.9	22.2 **	24.7	24.0	8.9	30.4
Net operating profit	**19.4**	20.9	15.6	8.5	6.9	8.6	10.3

* Restated in accordance with new directives of the Supervisor of Banks.

** Assuming the income from extraordinary items is non-recurring, the return of net income for the first quarter of the year was 17.1% and 18.0% after neutralizing special expenses, for the third quarter of the year, 19.9% and 20.6%, respectively, and for the first nine months of the year, 19.9% and 20.5%, respectively.

The return on equity was considerably affected by special salary expenses, as detailed on pages 24-25 of the Report.

The following are the returns after neutralizing these effects:

	2007	2006*
	Nine months ending 30 September	
	%	
Net profit	**21.3****	23.9
Net operating profit	**18.5**	12.6

	2007			2006 *			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
		%					
Net profit	**22.6****	21.5	23.2**	27.2	27.8	14.8	34.9
Net operating profit	**20.1**	21.5	16.5	10.8	10.3	14.5	14.2

* Restated in accordance with new directives of the Supervisor of Banks.

** Assuming the income from extraordinary items is non-recurring, the return of net income for the first quarter of the year was 17.1% and 18.0% after neutralizing special expenses, for the third quarter of the year, 19.9% and 20.6%, respectively, and for the first nine months of the year, 19.9% and 20.5%, respectively.

Net profit in 2006 and 2007 includes profits from extraordinary items from the sale of capital market companies, as a result of the reform in the capital market, and from the sale of non-banking (real) corporations.

Structure and Development of Assets and Liabilities (1)

Total Assets of the Leumi Group as at 30 September 2007 amounted to NIS 302.0 billion, compared with NIS 289.3 billion at the end of 2006, an increase of 4.4%, and an increase of 8.9% compared with 30 September 2006.

The value of the assets in and linked to foreign currency was some NIS 126.8 billion, some 42.0% of total assets. During the first nine months of the year, the shekel appreciated against the US dollar by 5.02%, against the currency basket by 2.74%, and depreciated against the euro by 2.26%. The change in the rate of exchange contributed to a decrease of 1.5% in total assets.

Deposits of the public amounted to NIS 236.9 billion as at 30 September 2007, compared with NIS 231.8 billion as at 31 December 2006, an increase of 2.2%, and an increase of 6.7% compared with 30 September 2006.

The appreciation of the shekel in relation to most foreign currencies contributed to a 1.6% reduction in total deposits of the public as at the end of September 2007.

(1) The changes in percentages were calculated according to the balances in NIS millions.

The following table sets out the development of deposits of the public according to principal operational segments:

Segment	**30 September 2007**	31 December 2006	% Change
	NIS millions		
Households	**116,007**	115,437	0.5
Small businesses	**13,321**	11,795	12.9
Corporate banking	**23,779**	27,860	(14.6)
Commercial banking	**29,702**	27,370	8.5
Construction and real estate	**3,325**	3,136	6.0
Private banking	**37,864**	36,664	3.3
Financial management and other	**12,931**	9,561	35.2
Total	**236,929**	231,823	2.2

Deposits from banks amounted to some NIS 10.2 billion on 30 September 2007, compared with NIS 5.2 billion on 31 December 2006, an increase of 94.6%. The increase of NIS 5.4 billion in the central bank deposits item results from the utilization of a Bank of Israel monetary tender at the end of the third quarter. Against this, there is a parallel increase of NIS 5.0 billion in the cash and deposits with central banks item.

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 16.9 billion on 30 September 2007, compared with NIS 15.6 billion on 31 December 2006, an increase of 8.0%, and an increase of 5.1% compared with 30 September 2006.

Off-balance sheet activity

The following table sets out the development of balances of the customers' off-balance sheet financial assets[1] managed by the Leumi Group:

	30 September 2007	31 December 2006	Change	
	(NIS millions)		(NIS millions)	%
Securities portfolios	**399,997**	353,729	46,268	13.1
of which: Mutual funds[2]	**46,176**	38,657	7,520	19.5
Provident funds[2][3]	**45,474**	41,000	4,474	10.9
Supplementary training funds [2][3]	**10,118**	10,706	(588)	(5.5)
Total	**455,589**	405,435	50,154	12.4

(1) Including an increase in the market value of securities, and the value of securities of mutual and provident funds held in custody, regarding which operating management and custody services are provided.

(2) On 30 September 2007, the Group did not manage any mutual funds, provident funds or supplementary training funds in Israel.

(3) Assets of customers in respect of which the Group provides operating services.

Credit to the public totaled NIS 196.3 billion on 30 September 2007, compared with NIS 183.8 billion on 31 December 2006, an increase of 6.8%, and an increase of 8.8% compared with 30 September 2006.

---

(1) The changes in percentages were calculated according to balances in NIS millions.

The balance of corporate debentures purchased by the Group totaled NIS 8,987 million on 30 September 2007, compared with NIS 6,906 million on 31 December 2006, an increase of 30.1 %.

The appreciation of the shekel in relation to most foreign currencies contributed to a reduction of some 1.0% in the balance of credit to the public as at the end of September 2007.

The following table sets out the development of the overall credit risk* to the public according to principal sectors of the economy:

	30 September 2007		31 December 2006		
Economy Sectors	Overall credit risk to the public	Percentage of total	Overall credit risk to the public	Percentage of total	Change
	(NIS millions)	%	(NIS millions)	%	%
Agriculture	**2,449**	**0.8**	2,370	0.9	3.3
Industry	**48,143**	**16.2**	43,086	15.7	11.7
Construction and real estate	**52,627**	**17.7**	48,420	17.6	8.7
Electricity and water	**2,636**	**0.9**	2,671	1.0	(1.3)
Trade	**32,252**	**10.9**	31,335	11.4	2.9
Hotels, accommodation and food services	**5,987**	**2.0**	5,927	2.2	1.0
Transportation and storage	**6,065**	**2.0**	5,910	2.1	2.6
Communications and computer services	**6,696**	**2.3**	7,854	2.9	(14.7)
Financial services	**38,079**	**12.8**	34,042	12.4	11.9
Other business services	**9,031**	**3.0**	8,048	2.9	12.2
Public and community services	**7,944**	**2.7**	8,084	2.9	(1.7)
Private persons - housing loans	**39,512**	**13.3**	35,992	13.1	9.8
Private persons – other	**45,195**	**15.4**	41,170	14.9	9.8
Total	**296,616**	**100.0**	274,909	100.0	7.9

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal operational segments:

Segment	**30 September 2007**	31 December 2006	Change
	(NIS millions)		%
Households*	**56,077**	51,999	7.8
Small businesses	**16,813**	13,891	21.0
Commercial banking	**42,463**	38,324	10.8
Corporate banking	**52,481**	51,276	2.4
Construction and real estate	**22,528**	22,501	0.1
Private banking	**4,740**	4,417	7.3

* Credit to households also includes housing loans (mortgages). After neutralizing this credit, credit to households increased by 9.2%. Housing loans (mortgages) to households amounted to NIS 35.7 billion at the end of September 2007, and increased by 7.1%.

Problem Loans – the following table sets out the development of the problem loans (1) (6) according to the classifications determined in the directives of the Supervisor of Banks:

	30 September 2007	30 September 2006	31 December 2006
	(NIS millions)		
Non performing	**2,192**	2,637	2,519
Restructured (2)	**1,091**	1,462	1,179
To be restructured (3)	**100**	209	134
In temporary arrears	**584**	740	658
Under special supervision*	**12,455**	11,993	13,548
Total balance sheet credit to problem borrowers (1)	**16,422**	17,041	18,038
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,932**	2,082	2,410
Debentures of problem borrowers	**-**	10	15
Other assets in respect of derivatives of problem borrowers	**56**	37	23
Total overall credit risk in respect of problem borrowers (1) (7)	**19,410**	19,170	20,486
Assets received in respect of repaid credit	**720**	193	606
*of which: debts in respect of which there is a specific provision (4)	**4,923**	6,042	5,484
*of which: credit for housing in respect of which there is a provision according to the extent of the arrears	**643**	876	830

(1) Not including problem loans that are covered by collateral that is deductible for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).

(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.

(3) Credit to borrowers in respect whereof a decision has been made by the banking corporation's management to restructure, but restructuring has yet to be implemented.

(4) Apart from credit for housing, in respect of which there is a provision in accordance with the extent of the arrears.

(5) As calculated for the purpose of restrictions on the obligations of a borrower and a group of borrowers, except in respect of guarantees given by a borrower to secure an obligation of a third party.

(6) Credit to problem borrowers as detailed in the disclosure format.

(7) Problem loans include classifications of credit from the implementation of Proper Banking Management Directive No. 325 "Management of Current Account Credit Lines." Pursuant to the above Directive and to clarifications of the Supervisor of Banks, the Bank is required to classify deviations from approved credit lines (where the deviation is over NIS 1,000), if it charges the customer interest on the deviation. In such a case, the deviation is to be classified as a non-performing loan, and the credit within the credit line and the balance of the customer's debts are to be classified as a debt under special supervision. As a result, non-performing loans in the amount of NIS 138 million and loans under special supervision in the amount of NIS 3,861 million were classified, and at the end of 2006 NIS 119 million and NIS 3,460 million, respectively, were classified.

Credit to Governments amounted to NIS 701 million on 30 September 2007, compared with NIS 1,020 million on 31 December 2006, a decrease of 31.3%, and a decrease of 22.5% compared with 30 September 2006.

The Group's investment in securities amounted to NIS 46.4 billion on 30 September 2007, similar to 31 December 2006, and an increase of 1.1%, compared with 30 September 2006.

The securities portfolio includes investments of some NIS 28.9 billion in foreign currency, mainly in foreign securities. Currently, the Bank has not yet securitized its assets and does not bear any underwriting obligation for such securities in Israel or abroad. Most of the Bank's investments are in Israeli government securities (some 31% of said portfolio) and securities of banks rated higher than A+. The Group's securities portfolio includes some NIS 7.3 billion of asset-backed securities (both mortgage-backed and non-mortgage-backed), all of which are investment grade securities, some 83% being rated AAA and some 16% rated AA. Of said portfolio, NIS 6.6 billion is classified in the available-for-sale securities portfolio, and the balance in the tradable securities portfolio.

For further details, see pages 132-133 of the Financial Statements.

The revaluation of the portfolio is based on stock exchange prices or revaluation data received from external sources. Most of the portfolio is revalued each month by a recognized international revaluation institution, which is independent of both the issuing entities and the marketing entities. The balance of the portfolio is assessed by other external entities. Internal models are not used for the purpose of revaluing these securities.

The test for determining whether a decline in value is of a non-temporary nature is based on the following considerations:

- A change in the security's rating by the international rating agencies.
- The length of time during which the security's value is less than its cost.
- The value of the collateral backing the security.
- The rate of the decline in its value as a percentage of the total value of the security.

The Management of the Bank estimates that the decline in the value of the asset-backed securities portfolio (both mortgage-backed and non-mortgage-backed) is temporary in nature, and this decline in value was therefore charged to capital fund. The total decline charged to capital fund in respect of the above-mentioned securities amounts to some NIS 133 million (some NIS 82 million after taxes). Approximately half of the decline in market value occurred at the US subsidiary, its source being the increase in the interest rate there some 3 years ago. Since the beginning of the process of lowering the interest rate, the difference between the adjusted value and fair value has narrowed. The decline in the market value of the investments in Israel arises mostly due to the widening of margins, the source of which is the sharp fluctuations in the global capital markets since July 2007, and not from the reduced credit rating of any companies.

The Group's available-for-sale securities portfolio as at 30 September 2007 includes an investment in mortgage-backed securities in the total amount of NIS 4.4 billion. 99% of this amount is rated AAA by the world's leading rating agencies (S&P, Moody's, Fitch). 97% of the mortgage-backed securities are guaranteed or issued by United States federal agencies (GNMA, FHLMC, FNMA – see below for definitions). The total of the mortgage-backed securities that are not (U.S.) government guaranteed and are not backed by American federal entities amounts to some NIS 145 million. The tradable securities portfolio of mortgage-backed securities includes some NIS 12 million of sub-prime debentures.

The average projected term to maturity for the mortgage-backed securities portfolio is slightly less than four years.

As at 30 September 2007, the decline in value charged to capital fund resulting from the mortgage-backed securities portfolio was some NIS 63 million (some NIS 39 million after

taxes). There was no additional decline in the value of these debentures in the second half of November i.e. immediately prior to publication of the Financial Statements.

In addition to the mortgage-backed securities, the Group's available-for-sale securities portfolio includes other asset-backed securities that are not mortgage-backed securities (obligations in respect of credit cards, car financing credit and other types of credit), in the amount of some NIS 2.2 billion. More than 80% of these debentures are rated AAA by the world's leading rating agencies, and the others are rated AA. This portfolio includes, *inter alia*, SCDO's in the amount of some NIS 500 million, and CLO's in the amount of some NIS 1.2 billion. The average expected term to maturity of the portfolio of asset-backed securities that are not mortgage-backed securities is less than five years.

The Bank estimates that the decline in the value of the portfolio of asset-backed securities that are not mortgage-backed securities is temporary in nature, and this decline in value was therefore charged to capital fund. As at 30 September 2007, the decline in value charged to capital fund attributed to the portfolio of asset-backed securities that are not mortgage-backed securities came to some NIS 70 million shekels (some NIS 43 million after tax).
There was an additional decline in the value of the asset-backed securities portfolio (both mortgage-backed and non-mortgage-backed securities) in the second half of November 2007 i.e. immediately prior to the publication of the Financial Statements, of some NIS 90 million (some NIS 55 million after tax).
Pursuant to the directives of the Bank of Israel, data has been provided only with regard to the available-for-sale securities portfolio. The Group has no investments of this type in the held-to-maturity securities portfolio. There are investments in the tradable securities portfolio held through portfolio managers of a volume of some US$ 282 million (NIS 1.1 billion), of which some US$ 80 million is invested in mortgage-backed securities and some US$ 80 million in securities backed by other assets. This portfolio includes sub-prime mortgage-backed securities in the amount of NIS 27 million (US$ 6.7 million) which are rated AAA.
For further details, see page 134 of the Report.

Definitions

Mortgage-backed security – MBS
Debentures backed by mortgages for which the payments of interest and principal are based on cash flows resulting from the repayment of loans secured by mortgages.

Sub-Prime – a particular type of MBS
Debentures for which the interest and principal payments are based on a cash flow from a portfolio of mortgages given to borrowers with low credit ratings who are not able to provide appropriate collateral.

Collateralized Debt Obligation – CDO
A debenture backed by a portfolio of debentures and/or loans with varying levels of seniority and ratings.

Synthetic Collateralised Debt Obligation – SCDO
An agreement backed by a portfolio of CDS (which are derivatives) with varying levels of seniority.

Collateralized Loan Obligation – CLO
A debenture backed by a portfolio of loans.

FNMA - Fannie Mae: A public company backed by the United States government which purchases mortgages, securitizes them and sells them on the open market. (This company's securities do not have U.S. government guarantees).

FHLMC - Freddie Mac: A United States government sponsored enterprise which purchases mortgages, securitizes them and sells them on the open market. (This company's securities do not have U.S. government guarantees).

GNMA (Government National Mortgage Association) - Ginnie Mae: A federal mortgage company which guarantees the securities it issues.

The following are additional details regarding the securities portfolio:

The Bank is a member of the Stock Exchange Clearing House Ltd. and of the Maof Clearing House Ltd.

As at 30 September 2007, the Bank had pledged debentures amounting to NIS 1,750 million to the Stock Exchange Clearing House and debentures amounting to NIS 174 million to the Maof Clearing House, in order to secure its customers' operations and in respect of the clearing house members' mutual guarantees.

The Bank has signed a debenture in favor of the Bank of Israel as security for credit that the Bank has received or will receive from the Bank of Israel. As collateral for the debenture, the Bank created a floating charge in favor of the Bank of Israel on its inventory of *Makam, Gilon, Shahar* and *Galil* type debentures, up to the amount of NIS 12.0 billion.

As at 30 September 2007, credits from the Bank of Israel amounted to NIS 5.2 billion, and the balance of the Bank's deposits at the Bank of Israel amounted to NIS 8.3 billion.

On 23 July 2007, the Bank signed a debenture in favor of the Bank of Israel as security for amounts due or that will be due to the Bank of Israel from the Bank. As collateral for the above, the Bank created a floating charge in favor of the Bank of Israel, unlimited in amount, of debentures deposited in a specific account maintained at the Tel Aviv Stock Exchange Clearing House in the name of the Bank of Israel. The balance of the account as at 30 September 2007 was NIS 6.1 billion.

Regarding **Paz** Oil Company Ltd., - see page 61 below.

Super-Pharm

On 17 July 2007, the allotment was completed of 18% of the shares of Super-Pharm (Israel) Ltd. ("Super-Pharm") to Leumi & Co. Investment House Ltd. (a wholly-owned subsidiary of the Bank – "Leumi & Co."), pursuant to an agreement signed on 1 May 2007 between Leumi & Co. and Super-Pharm and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – providing for the allotment of the said percentage of the share capital of Super-Pharm to Leumi & Co. for a consideration of some NIS 180 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm. Leumi & Co. was granted standard minority protection rights.

Psagot - Leumi & Co. Underwriting Ltd.

Following new legislation regarding the underwriting of securities issues, which imposes significant restrictions on an underwriting company controlled by a bank, the Bank decided that the Group's securities underwriting activity would be concentrated in a new company in which the Bank would hold 19.99%. For this purpose, Leumi & Co. Investment House Ltd. entered into an agreement with Psagot Ofek Investments House (Finances) Ltd., according to

which Leumi & Co. and Psagot Ofek will cooperate in the area of underwriting, within the framework of a new company, to be called Psagot - Leumi & Co. Underwriting Ltd. The new company began operations during the third quarter.

Operational Segments in the Group

The Group operates in various operational segments through the Bank and its subsidiaries, in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are defined in accordance with the characteristics determined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is provided in the Annual Report for 2006.

The following table sets out details of the net profit according to operational segments:

Segments	For the nine months ending **30 September 2007**	 30 September 2006	Change
	NIS millions		%
Households	767	689	11.3
Small businesses	176	119	47.9
Corporate banking	670	437	53.3
Commercial banking	423	322	31.4
Construction and real estate	257	189	36.0
Private banking	104	103	1.0
Financial management and other	443	601	(26.3)
Total	2,840	2,460	15.4

The following table sets out the net profit according to operational segments, after neutralizing special salary expenses:

Segments	For the nine months ending **30 September 2007**	 30 September 2006	Change	Contribution to profit
	NIS millions		%	%
Households	**543**	355	53.5	21.2
Small businesses	**160**	147	8.5	6.2
Corporate banking	**659**	452	45.6	25.7
Commercial banking	**418**	321	30.1	16.3
Construction and real estate	**258**	196	31.5	10.1
Private banking	**102**	71	43.6	3.9
Financial management and other	**426**	43	+	16.6
Total	**2,566**	1,585	61.9	100.0

Explanations of the changes in profitability are presented below.

1. **Households**

The following tables set out a summary of the profit and loss of the households segment:

	For the three months ending 30 September 2007				
	Banking and finance	Credit cards	Capital market	Mortgages	Total
	NIS millions				
Profit from net interest income:					
From external sources	**(736)**	**26**	**-**	**648**	**(62)**
Inter-segmental	**1,254**	**(7)**	**-**	**(470)**	**777**
Operating and other income:					
From external sources	**162**	**104**	**128**	**32**	**426**
Inter-segmental	**-**	**58**	**-**	**4**	**62**
Total income	**680**	**181**	**128**	**214**	**1,203**
Provisions for doubtful debts	**15**	**3**	**-**	**17**	**35**
Operating and other expenses:					
External	**589**	**120**	**93**	**54**	**856**
Inter-segmental	**-**	**1**	**-**	**5**	**6**
Operating profit before taxes	**76**	**57**	**35**	**138**	**306**
Tax provision	**21**	**18**	**14**	**20**	**73**
Net operating profit	**55**	**39**	**21**	**118**	**233**
Profit from extraordinary items after taxes	**-**	**-**	**73**	**-**	**73**
Net profit	**55**	**39**	**94**	**118**	**306**

	For the three months ending 30 September 2006				
	Banking and finance	Credit cards	Capital market	Mortgages	Total
	NIS millions				
Profit from net interest income:					
From external sources	(695)	22	1	283	(389)
Inter-segmental	1,178	(3)	(1)	(177)	997
Operating and other income:					
From external sources	149	94	77	36	356
Inter-segmental	-	48	34	2	84
Total income	632	161	111	144	1,048
Provisions for doubtful debts	39	1	-	52	92
Operating and other expenses:					
External	633	112	97	52	894
Inter-segmental	-	-	-	3	3
Operating profit (loss) before taxes	(40)	48	14	37	59
Tax provision	(11)	15	6	15	25
Net operating profit (loss)	(29)	33	8	22	34
Profit from extraordinary items after taxes	-	-	552	-	552
Net profit (loss)	(29)	33	560	22	586

Households (cont.)

	For the nine months ending 30 September 2007				
	Banking and finance	Credit cards	Capital market	Mortgages	Total
	NIS millions				
Profit from net interest income:					
From external sources	(1,947)	73	2	1,331	(541)
Inter-segmental	3,412	(20)	(2)	(953)	2,437
Operating and other income:					
From external sources	479	296	376	95	1,246
Inter-segmental	1	156	-	8	165
Total income	1,945	505	376	481	3,307
Provisions for doubtful debts	65	10	-	28	103
Operating and other expenses:					
External	1,708	337	294	154	2,493
Inter-segmental	-	2	-	13	15
Operating profit before taxes	172	156	82	286	696
Tax provision	50	49	32	76	207
Net operating profit	122	107	50	210	489
Profit from extraordinary items after taxes	-	-	278	-	278
Net profit	122	107	328	210	767
% Return on Equity					28.0

Average balance of assets	13,879	5,621	69	34,438	54,007
Average balance of liabilities	108,377	87	-	12,815	121,279
Average balance of risk assets	11,865	5,542	77	28,554	46,038
Average balance of mutual funds	-	-	34,650	-	34,650
Average balance of securities	-	-	42,252	-	42,252
Average balance of other assets under management	289	-	-	8,172	8,461
Balance of credit to the public	14,620	5,676	45	35,736	56,077
Balance of deposits of the public	108,306	14	-	7,687	116,007

Households (cont.)

	For the nine months ending 30 September 2006				
	Banking and finance	Credit cards	Capital market	Mortgages	Total
	NIS millions				
Profit from net interest income:					
From external sources	(2,054)	59	4	1,001	(990)
Inter-segmental	3,445	(8)	(4)	(688)	2,745
Operating and other income:					
From external sources	430	279	221	95	1,025
Inter-segmental	2	135	168	5	310
Total income	1,823	465	389	413	3,090
Provisions for doubtful debts	76	3	-	154	233
Operating and other expenses:					
External	1,843	310	288	151	2,592
Inter-segmental	-	1	-	8	9
Operating profit (loss) before taxes	(96)	151	101	100	256
Tax provision	(7)	48	41	37	119
Net operating profit (loss)	(89)	103	60	63	137
Profit from extraordinary items after taxes	-	-	552	-	552
Net profit (loss)	(89)	103	612	63	689
% Return on equity					28.5

Average balance of assets	11,761	5,442	106	33,301	50,610
Average balance of liabilities	107,272	51	-	12,949	120,272
Average balance of risk assets	10,158	5,104	117	27,272	42,651
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	59,398	-	59,398
Average balance of securities	-	-	34,949	-	34,949
Average balance of other assets under management	310	-	-	8,492	8,802
Balance of credit to the public as at 31 December 2006	12,994	5,536	96	33,373	51,999
Balance of deposits of the public as at 31 December 2006	107,324	6	-	8,107	115,437

Main Changes in the Scope of Operations

Total credit to the public in the households segment increased by NIS 4,078 million, compared with the end of 2006, an increase of 7.8%. After neutralizing housing loans, credit increased by 9.2% and housing loans increased by 7.1%. Deposits of the public increased by NIS 570 million, an increase of 0.5% compared with the end of 2006.

Main Changes in Net Profit

In the first nine months of 2007, net profit in the households segment totaled NIS 767 million, compared with NIS 689 million in the corresponding period in 2006. The increase in profit stems mainly from an increase in income of NIS 217 million, mainly from banking activities and from a decrease in the provisions for doubtful debts in the mortgage sector of

NIS 126 million. The increase in profit was offset mainly by a decrease in the segment's share in profits from extraordinary items which totalled NIS 278 million, from the sale of some of the provident funds and the supplementary training funds in 2007, as compared with a profit of NIS 552 million from the sale of some of the mutual funds during the corresponding period in 2006. Operating profit before tax amounted to NIS 696 million, an increase of 171.9%.
Net operating profit after neutralizing special salary expenses amounted to some NIS 543 million, compared with NIS 354 million in the corresponding period in 2006, an increase of some 53.5%.

2. Small Businesses

The following tables set out a summary of the profit and loss of the small businesses segment:

	For the three months ending 30 September 2007					
	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	NIS millions					
Profit from net interest income:						
From external sources	**275**	**2**	**1**	**3**	**15**	**296**
Inter-segmental	**(71)**	**-**	**(1)**	**(3)**	**(7)**	**(82)**
Operating and other income:						
From external sources	**86**	**9**	**6**	**-**	**7**	**108**
Inter-segmental	**(1)**	**(5)**	**-**	**-**	**-**	**(6)**
Total income	**289**	**6**	**6**	**-**	**15**	**316**
Provisions for doubtful debts	**44**	**-**	**-**	**-**	**2**	**46**
Operating and other expenses:						
External	**190**	**5**	**2**	**-**	**28**	**225**
Inter-segmental	**-**	**-**	**-**	**-**	**-**	**-**
Operating profit (loss) before taxes	**55**	**1**	**4**	**-**	**(15)**	**45**
Tax provision	**19**	**1**	**1**	**-**	**(3)**	**18**
Operating profit (loss) after taxes	**36**	**-**	**3**	**-**	**(12)**	**27**
Profit from extraordinary items after taxes	**-**	**-**	**7**	**-**	**-**	**7**
Net profit (loss)	**36**	**-**	**10**	**-**	**(12)**	**34**

Small businesses (cont.)

	For the three months ending 30 September 2006					
	Banking and finance	Credit cards	Capital market	Mortgages	Overseas Activities	Total
	NIS millions					
Profit from net interest income:						
From external sources						
Inter-segmental	211	5	1	2	5	224
Operating and other income:	(31)	(1)	(1)	(1)	(2)	(36)
From external sources	71	12	3	-	6	92
Inter-segmental	(1)	(6)	1	1	-	(5)
Total income	250	10	4	2	9	275
Provisions for doubtful debts	30	-	-	-	1	31
Operating and other expenses:						
External	171	6	4	-	25	206
Inter-segmental	1	-	-	-	-	1
Operating profit (loss) before taxes	48	4	-	2	(17)	37
Tax provision	23	1	-	1	-	25
Operating profit (loss) after taxes	25	3	-	1	(17)	12
Profit from extraordinary items after taxes	-	-	24	-	-	24
Net profit (loss)	25	3	24	1	(17)	36

Small businesses (cont.)

	For the nine months ending 30 September 2007					
	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	NIS millions					
Profit from net interest income:						
From external sources	686	9	5	6	63	769
Inter-segmental	(107)	(4)	(4)	(5)	(15)	(135)
Operating and other income:						
From external sources	249	39	16	-	20	324
Inter-segmental	-	(24)	-	-	-	(24)
Total income	828	20	17	1	68	934
Provisions for doubtful debts	55	-	-	-	7	62
Operating and other expenses:						
External	524	17	8	-	83	632
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	249	3	9	1	(22)	240
Tax provision	92	2	3	-	(4)	93
Operating profit (loss) after taxes	157	1	6	1	(18)	147
Net profit from extraordinary items	-	-	26	-	3	29
Net profit (loss)	157	1	32	1	(15)	176
% Return on equity						23.3

Average balance of assets	14,116	292	131	104	1,367	16,010
Average balance of liabilities	11,728	761	-	-	1,019	13,508
Average balance of risk assets	11,098	219	157	95	1,050	12,619
Average balance of assets of mutual funds	-	-	1,200	-	-	1,200
Average balance of securities	-	-	4,474	-	116	4,590
Average balance of other assets under management	464	-	-	-	-	464
Balance of credit to the public	15,287	467	53	129	877	16,813
Balance of deposits of the public	11,976	-	-	-	1,345	13,321

Small businesses (cont.)

	For the nine months ending 30 September 2006					
	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	NIS millions					
Profit from net interest income:						
From external sources	637	11	6	4	5	663
Inter-segmental	(118)	(4)	(5)	(3)	(2)	(132)
Operating and other income:						
From external sources	212	47	9	-	6	274
Inter-segmental	-	(27)	9	1	-	(17)
Total income	731	27	19	2	9	788
Provisions for doubtful debts	60	-	-	-	1	61
Operating and other expenses:						
External	483	24	10	-	25	542
Inter-segmental	1	-	-	-	-	1
Operating profit (loss) before taxes	187	3	9	2	(17)	184
Tax provision	84	1	4	1	-	90
Net operating profit (loss)	103	2	5	1	(17)	94
Minority interests in profits of consolidated companies	-	1	-	-	-	1
Profit from extraordinary items after taxes	-	-	24	-	-	24
Net profit (loss)	103	3	29	1	(17)	119
% Return on equity						20.6

Average balance of assets	11,995	99	153	63	227	12,537
Average balance of liabilities	9,303	637	-	-	161	10,101
Average balance of risk assets	9,508	380	179	61	-	10,128
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,458	-	-	4,458
Average balance of securities	-	-	2,472	-	-	2,472
Average balance of other assets under management	414	-	-	-	-	414
Balance of credit to the public as at 31 December 2006	13,057	91	209	91	443	13,891
Balance of deposits of the public as at 31 December 2006	11,060	-	-	-	735	11,795

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 2,922 million, an increase of 21% compared with the end of 2006, and total deposits of the public increased by NIS 1,526 million, an increase of 12.9%.

Main Changes in the Net Profit

In the first nine months of 2007, net profit in the small businesses segment totaled NIS 176 million, compared with NIS 119 million in the corresponding period in 2006. The increase in profit stems from an increase in income of NIS 146 million, and from the segment's share of profit from extraordinary items in the amount of NIS 29 million, mainly from the sale of some of the provident funds and the supplementary training funds, as compared with NIS 24 million, its share in the profit from the sale of the mutual funds during the corresponding period in 2006. On the other hand, operating expenses increased by NIS 90 million.

Net operating profit after neutralizing special salary expenses amounted to NIS 160 million, compared with NIS 147 million in the corresponding period in 2006, an increase of some 8.5%.

3. Corporate Banking

The following tables set out a summary of the profit and loss of the corporate banking segment:

	For the three months ending 30 September 2007					
				Overseas Activities		
	Banking and finance	Credit cards	Capital market	Capital Market	Banking and finance	Total
	NIS millions					
Profit from net interest income:						
From external sources	**583**	**7**	-	-	**105**	**695**
Inter-segmental	**(314)**	**(3)**	-	-	**(24)**	**(341)**
Operating and other income:						
From external sources	**38**	**55**	**6**	**1**	**7**	**107**
Inter-segmental	-	**(42)**	-	-	-	**(42)**
Total income	**307**	**17**	**6**	**1**	**88**	**419**
Provisions for doubtful debts	-	**1**	-	-	-	**1**
Operating and other expenses:						
External	**82**	**19**	**4**	**2**	**27**	**134**
Inter-segmental	-	-	-	-	**26**	**26**
Operating profit (loss) before taxes	**225**	**(3)**	**2**	**(1)**	**35**	**258**
Provision for taxes	**79**	**(1)**	**1**	-	**13**	**92**
Operating profit (loss) after taxes	**146**	**(2)**	**1**	**(1)**	**22**	**166**
Profit from extraordinary items after taxes	-	-	**4**	-	-	**4**
Net profit (loss)	**146**	**(2)**	**5**	**(1)**	**22**	**170**

Corporate banking (cont.)

	For the three months ending 30 September 2006				
	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	NIS millions				
Profit from net interest income:					
From external sources	591	7	-	74	672
Inter-segmental	(307)	(3)	-	25	(285)
Operating and other income:					
From external sources	39	40	5	9	93
Inter-segmental	-	(33)	-	-	(33)
Total income	323	11	5	108	447
Provisions for doubtful debts	69	-	-	4	73
Operating and other expenses:					
External	82	18	4	38	142
Inter-segmental	1	1	-	27	29
Operating profit (loss) before taxes	171	(8)	1	39	203
Tax provision	69	(1)	-	12	80
Operating profit (loss)	102	(7)	1	27	123
Profit from extraordinary items after taxes	-	-	10	-	10
Net profit (loss)	102	(7)	11	27	133

Corporate Banking (cont.)

	For the nine months ending 30 September 2007					
				Overseas Activities		
	Banking and finance	Credit cards	Capital market	Capital Market	Banking and Finance	Total
	NIS millions					
Profit from net interest income:						
From external sources	1,589	19	-	-	269	1,877
Inter-segmental	(782)	(8)	-	-	31	(759)
Operating and other income:						
From external sources	194	143	20	5	25	387
Inter-segmental	1	(110)	-	-	-	(109)
Total income	1,002	44	20	5	325	1,396
Provisions for doubtful debts	(128)	2	-	-	-	(126)
Operating and other expenses:						
External	229	49	13	3	108	402
Inter-segmental	-	-	-	-	86	86
Operating profit (loss) before taxes	901	(7)	7	2	131	1,034
Tax provision	334	(2)	3	1	45	381
Operating profit (loss) after taxes	567	(5)	4	1	86	653
Profit from extraordinary items after taxes	-	-	17	-	-	17
Net profit (loss)	567	(5)	21	1	86	670
% Return on equity						18.7

Average balance of assets	43,668	167	5	-	11,968	55,808
Average balance of liabilities	19,825	2,967	-	-	10,029	32,821
Average balance of risk assets	46,983	139	6	-	12,520	59,648
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	368	89	-	457
Average balance of securities	-	-	61,989	1,370	-	63,359
Average balance of other assets under management	446	-	-	-	-	446
Balance of credit to the public	40,638	202	2	-	11,639	52,481
Balance of deposits of the public	16,240	-	-	-	7,539	23,779

Corporate Banking (cont.)

	For the nine months ending 30 September 2006				
	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	NIS millions				
Profit from net interest income:					
From external sources	1,791	14	1	197	2,003
Inter-segmental	(968)	(5)	(1)	110	(864)
Operating and other income:					
From external sources	175	104	15	31	325
Inter-segmental	1	(86)	5	-	(80)
Total income	999	27	20	338	1,384
Provisions for doubtful debts	159	-	-	4	163
Operating and other expenses:					
External	245	52	12	119	428
Inter-segmental	2	1	-	94	97
Operating profit (loss) before taxes	593	(26)	8	121	696
Tax provision	239	(7)	3	34	269
Net operating profit (loss)	354	(19)	5	87	427
Profit from extraordinary items after taxes	-	-	10	-	10
Net profit (loss)	354	(19)	15	87	437
% Return on equity					12.4

Average balance of assets	46,423	46	24	10,973	57,466
Average balance of liabilities	18,948	2,914	-	12,565	34,427
Average balance of risk assets	49,276	147	29	11,606	61,058
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,679	55	3,734
Average balance of securities	-	-	47,789	1,085	48,874
Average balance of other assets under management	649	-	-	-	649
Balance of credit to the public as at 31 December 2006	40,339	47	8	10,882	51,276
Balance of deposits of the public as at 31 December 2006	17,682	-	-	10,178	27,860

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 1,205 million compared with the end of 2006, an increase of 2.4%, and total deposits of the public decreased by NIS 4,081 million, by 14.6%.

Main Changes in Net Profit

In the first nine months of 2007, net profit in the corporate banking segment totaled NIS 670 million, compared with NIS 437 million during the corresponding period in 2006, an increase of 53.3%. The increase in profit stems mainly from a decrease of NIS 289 million in provisions for doubtful debts, from an increase in income of NIS 12 million, and from a decrease in operating expenses of NIS 26 million, some 60.1%.

Net operating profit after neutralizing special salary expenses amounted to NIS 659 million, compared with NIS 452 million in the corresponding period of 2006, an increase of some 45.6%, mainly from the decrease in provisions for doubtful debts.

4. Commercial Banking

The following tables set out a summary of the profit and loss of the commercial banking segment:

	For the three months ending 30 September 2007						
					Overseas Activities		
	Banking and finance in Israel	Credit cards	Capital market	Mort-gages	Banking and finance	Capital Market	Total
	NIS millions						
Profit from net interest income:							
From external sources	359	2	-	5	-	79	445
Inter-segmental	(92)	(2)	-	(4)	-	(8)	(106)
Operating and other income:							
From external sources	66	10	26	1	3	12	118
Inter-segmental	-	(7)	-	-	-	-	(7)
Total income	333	3	26	2	3	83	450
Provisions for doubtful debts	35	-	-	1	-	1	37
Operating and other expenses:							
External	147	3	10	-	1	38	199
Inter-segmental	-	(1)	-	-	-	-	(1)
Operating profit before taxes	151	1	16	1	2	44	215
Tax provision	59	-	6	(1)	-	11	75
Operating profit after taxes	92	1	10	2	2	33	140
Group's interest in operating profit of consolidated companies	-	4	-	-	-	-	4
Net operating profit	92	5	10	2	2	33	144
Profit from extraordinary items after taxes	-	-	5	-	-	-	5
Net profit	92	5	15	2	2	33	149

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 September 2006					
	NIS millions					
Profit from net interest income:						
From external sources	305	4	1	2	63	375
Inter-segmental	(66)	(1)	(1)	-	(8)	(76)
Operating and other income:						
From external sources	60	11	20	1	9	101
Inter-segmental	1	(8)	1	-	-	(6)
Total income	300	6	21	3	64	394
Provisions for doubtful debts	54	-	-	-	-	54
Operating and other expenses:						
External	159	6	7	-	36	208
Inter-segmental	2	-	-	-	-	2
Operating profit before taxes	85	-	14	3	28	130
Tax provision	35	-	6	1	8	50
Net operating profit	50	-	8	2	20	80
Profit from extraordinary items after taxes	-	-	46	-	-	46
Net profit	50	-	54	2	20	126

Commercial Banking (cont.)

	For the nine months ending 30 September 2007						
					Overseas activities		
	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Capital market	Banking and finance	Total
	NIS millions						
Profit from net interest income:							
From external sources	1,050	5	1	13	-	226	1,295
Inter-segmental	(261)	(3)	(1)	(10)	-	(35)	(310)
Operating and other income:							
From external sources	199	32	91	1	8	31	362
Inter-segmental	-	(22)	-	-	-	1	(21)
Total income	988	12	91	4	8	223	1,326
Provisions for doubtful debts	112	-	-	1	-	3	116
Operating and other expenses:							
External	408	12	33	1	4	120	578
Inter-segmental	-	(1)	-	-	-	-	(1)
Operating profit before taxes	468	1	58	2	4	100	633
Tax provision	179	-	22	-	1	28	230
Operating profit after taxes	289	1	36	2	3	72	403
Group's interests in operating profit of consolidated companies	-	4	-	-	-	-	4
Profit from extraordinary items after tax	-	-	16	-	-	-	16
Net profit	289	5	52	2	3	72	423
% Return on equity							17.6

Average balance of assets	33,356	158	42	291	-	10,924	44,771
Average balance of liabilities	21,028	666	-	100	-	9,178	30,972
Average balance of risk assets	32,243	114	49	244	-	7,408	40,058
Average balance of provident funds, mutual funds and supplementary training funds	-	-	2,687	-	272	-	2,959
Average balance of securities	-	-	72,211	-	2,364	-	74,575
Average balance of other assets under management	1,247	-	-	-	-	-	1,247
Balance of credit to the public	33,856	227	19	299	-	8,062	42,463
Balance of deposits of the public	20,969	-	-	57	-	8,676	29,702

Commercial Banking (cont.)

	For the nine months ending 30 September 2006					
	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	NIS millions					
Profit from net interest income:						
From external sources	951	9	3	11	187	1,161
Inter-segmental	(249)	(3)	(3)	(7)	(30)	(292)
Operating and other income:						
From external sources	190	31	59	1	26	307
Inter-segmental	1	(22)	10	-	1	(10)
Total income	893	15	69	5	184	1,166
Provisions for doubtful debts	116	-	-	4	3	123
Operating and other expenses:						
External	434	16	21	1	103	575
Inter-segmental	10	(1)	-	-	-	9
Operating profit before taxes	333	-	48	-	78	459
Tax provision	142	-	20	-	21	183
Net operating profit	191	-	28	-	57	276
Profit from extraordinary items after taxes	-	-	46	-	-	46
Net profit	191	-	74	-	57	322
% Return on equity						16.2

Average balance of assets	27,864	49	69	347	9,086	37,415
Average balance of liabilities	17,522	643	-	118	7,727	26,010
Average balance of risk assets	28,195	230	80	340	5,769	34,614
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,421	-	174	4,595
Average balance of securities	-	-	49,793	-	2,131	51,924
Average balance of other assets under management	1,263	-	-	-	-	1,263
Balance of credit to the public as at 31 December 2006	31,321	47	66	294	6,596	38,324
Balance of deposits of the public as at 31 December 2006	18,805	-	-	64	8,501	27,370

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 4,139 million, 10.8% compared with the end of 2006, and total deposits of the public increased by NIS 2,332 million, 8.5%.

Main Changes in Net Profit

In the first nine months of 2007, net profit in the commercial banking segment totaled NIS 423 million, compared with NIS 322 million during the corresponding period in 2006, an increase of 31.4%. The increase in profit stems from the increase in income of NIS 160 million, 13.7% (of which the Bank in Israel – NIS 109 million and the UK subsidiaries – NIS 44 million) which was partially offset by a decrease in profit from extraordinary items in the amount of NIS 16 million, the segment's share in the profit from the sale of a number of provident funds and the supplementary training funds, compared with NIS 46 million during the corresponding period in 2006, from the sale of mutual funds.

Net operating profit after neutralizing special salary expenses amounted to NIS 418 million, compared with NIS 321 million in the corresponding period in 2006, an increase of 30.1%.

5. Construction and Real-Estate

The following tables set out a summary of the profit and loss of the construction and real estate segment:

	For the three months ending 30 September 2007			
	Banking and finance in Israel	Capital market	Overseas activities	Total
	NIS millions			
Profit from net interest income:				
From external sources	**470**	**-**	**14**	**484**
Inter-segmental	**(316)**	**-**	**(6)**	**(322)**
Operating and other income:				
From external sources	**9**	**1**	**-**	**10**
Inter-segmental	**-**	**-**	**-**	**-**
Total income	**163**	**1**	**8**	**172**
Provisions for doubtful debts	**(32)**	**-**	**4**	**(28)**
Operating and other expenses:				
External	**24**	**1**	**1**	**26**
Inter-segmental	**-**	**-**	**1**	**1**
Operating profit before taxes	**171**	**-**	**2**	**173**
Tax provision	**65**	**-**	**1**	**66**
Net profit	**106**	**-**	**1**	**107**

	For the three months ending 30 September 2006			
	Banking and finance in Israel	Capital market	Overseas activities	Total
	NIS millions			
Profit from net interest income:				
From external sources	363	-	16	379
Inter-segmental	(223)	-	(6)	(229)
Operating and other income:				
From external sources	10	1	-	11
Inter-segmental	-	-	-	-
Total income	150	1	10	161
Provisions for doubtful debts	35	-	4	39
Operating and other expenses:				
External	23	1	1	25
Inter-segmental	-	-	2	2
Operating profit before taxes	92	-	3	95
Tax provision	37	-	2	39
Net profit	55	-	1	56

Construction and Real Estate (cont.)

	For the nine months ending 30 September 2007			
	Banking and finance in Israel	Capital market	Overseas activities	Total
	NIS millions			
Profit from net interest income:				
From external sources	1,096	-	47	1,143
Inter-segmental	(682)	-	(18)	(700)
Operating and other income:				
From external sources	30	4	-	34
Inter-segmental	-	-	-	-
Total income	444	4	29	477
Provisions for doubtful debts	(23)	-	4	(19)
Operating and other expenses:				
External	69	2	5	76
Inter-segmental	-	-	6	6
Operating profit before taxes	398	2	14	414
Tax provision	152	1	5	158
Net operating profit	246	1	9	256
Profit from extraordinary items after taxes	-	1	-	1
Net profit	246	2	9	257
% Return on equity				15.3

Average balance of assets	21,799	1	778	22,578
Average balance of liabilities	3,071	-	259	3,330
Average balance of risk assets	27,087	1	810	27,898
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	72	1	73
Average balance of securities	-	15,220	12	15,232
Average balance of other assets under management	162	-	-	162
Balance of credit to the public	21,695	-	833	22,528
Balance of deposits of the public	3,072	-	253	3,325

	For the nine months ending 30 September 2006			
	Banking and finance in Israel	Capital market	Overseas activities	Total
	NIS millions			
Profit from net interest income:				
From external sources	1,156	-	55	1,211
Inter-segmental	(717)	-	(21)	(738)
Operating and other income:				
From external sources	37	3	-	40
Inter-segmental	-	-	-	-
Total income	476	3	34	513
Provisions for doubtful debts	110	-	4	114
Operating and other expenses:				
External	68	1	4	73
Inter-segmental	-	-	7	7
Operating profit before taxes	298	2	19	319
Provision for taxes	122	1	7	130
Net profit	176	1	12	189
% Return on equity				10.7

Average balance of assets	23,330	-	930	24,260
Average balance of liabilities	2,823	-	299	3,122
Average balance of risk assets	29,662	-	1,062	30,724
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	177	-	177
Average balance of securities	-	11,211	5	11,216
Average balance of other assets under management	81	-	-	81
Balance of credit to the public as at 31 December 2006	21,737	2	762	22,501
Balance of deposits of the public as at 31 December 2006	2,876	-	260	3,136

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 27 million, 0.1% compared with the end of 2006, and total deposits of the public increased by NIS 189 million, 6.0%.

Main Changes in Net Profit

In the first nine months of 2007, net profit in the construction and real estate segment totaled NIS 257 million, compared with NIS 189 million in the corresponding period in 2006 - an increase of 36.0%. The increase in profit stems mainly from a decrease of NIS 133 million in provisions for doubtful debts, which was partially offset by a decrease in income of NIS 36 million, 7.0%.

6. Private Banking

The following tables set out a summary of the profit and loss of private banking:

	For the three months ending 30 September 2007					
				Overseas Activities		
	Banking and finance	Credit cards	Capital market	Capital Market	Banking and Finance	Total
	NIS millions					
Profit from net interest income:						
From external sources	(291)	-	-	-	(30)	(321)
Inter-segmental	333	-	-	-	99	432
Operating and other income:						
From external sources	9	1	32	37	24	103
Inter-segmental	-	1	-	-	3	4
Total income	51	2	32	37	96	218
Provision for doubtful debts	-	-	-	-	4	4
Operating and other expenses:						
External	43	-	19	33	46	141
Inter-segmental	1	-	-	-	17	18
Operating profit before taxes	7	2	13	4	29	55
Provision for taxes	3	-	5	-	3	11
Operating profit after taxes	4	2	8	4	26	44
Minority interests in profits of consolidated companies	-	-	-	-	(1)	(1)
Net operating profit	4	2	8	4	25	43
Profit from extraordinary items after taxes	-	-	2	-	-	2
Net profit	4	2	10	4	25	45

Private Banking (cont.)

	For the three months ending 30 September 2006				
	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	NIS millions				
Profit from net interest income:					
From external sources	(284)	-	-	(35)	(319)
Inter-segmental	326	-	-	80	406
Operating and other income:					
From external sources	7	1	23	62	93
Inter-segmental	-	1	2	4	7
Total income	49	2	25	111	187
Provision for doubtful debts	-	-	-	1	1
Operating and other expenses:					
External	45	1	15	66	127
Inter-segmental	1	-	-	15	16
Operating profit before taxes	3	1	10	29	43
Provision for taxes	1	-	6	8	15
Operating profit after taxes	2	1	4	21	28
Minority interests in profits of consolidated companies	-	-	-	(1)	(1)
Profit from extraordinary items after taxes	-	-	50	1	51
Net profit	2	1	54	21	78

Private Banking (cont.)

	For the nine months ending 30 September 2007					
				Overseas Activities		
	Banking and finance	Credit cards	Capital market	Capital Market	Banking and finance	Total
	NIS millions					
Profit from net interest income:						
From external sources	(860)	-	-	-	(119)	(979)
Inter-segmental	984	-	-	-	277	1,261
Operating and other income:						
From external sources	29	1	92	122	82	326
Inter-segmental	1	1	-	-	10	12
Total income	154	2	92	122	250	620
Provisions for doubtful debts	1	-	-	-	4	5
Operating and other expenses:						
External	130	1	49	91	146	417
Inter-segmental	1	-	-	1	51	53
Operating profit before taxes	22	1	43	30	49	145
Provision for taxes	6	-	17	7	13	43
Operating profit after taxes	16	1	26	23	36	102
Minority interests in profits of consolidated companies	-	-	-	-	(4)	(4)
Net operating profit	16	1	26	23	32	98
Profits from extraordinary items after taxes	-	-	6	-	-	6
Net profit	16	1	32	23	32	104
% Return on equity						34.0
Average balance of assets	1,616	28	-	-	6,517	8,161
Average balance of liabilities	25,758	-	-	-	13,218	38,976
Average balance of risk assets	1,183	20	-	-	3,968	5,171
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,364	2,044	-	5,408
Average balance of securities	-	-	28,217	35,568	-	63,785
Average balance of other assets under management	429	-	-	-	-	429
Balance of credit to the public	1,553	51	-	-	3,136	4,740
Balance of deposits of the public	25,259	-	-	-	12,605	37,864

Private Banking (cont.)

	For the nine months ending 30 September 2006				
	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	NIS millions				
Profit from net interest income:					
From external sources	(713)	-	-	(96)	(809)
Inter-segmental	838	-	-	235	1,073
Operating and other income:					
From external sources	27	1	71	183	282
Inter-segmental	1	1	10	8	20
Total income	153	2	81	330	566
Provisions for doubtful debts	-	-	-	1	1
Operating and other expenses:					
External	131	2	49	242	424
Inter-segmental	-	-	-	54	54
Operating profit before taxes	22	-	32	33	87
Provision for taxes	11	-	13	11	35
Operating profit after taxes	11	-	19	22	52
Minority interests in profits of consolidated companies	-	-	-	-	-
Profit from extraordinary items after taxes	-	-	50	1	51
Net profit	11	-	69	23	103
% Return on equity					38.1

Average balance of assets	1,692	6	-	6,476	8,174
Average balance of liabilities	25,057	-	-	12,883	37,940
Average balance of risk assets	1,007	42	-	3,774	4,823
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,270	1,729	4,999
Average balance of securities	-	-	25,764	35,636	61,400
Average balance of other assets under management	452	-	-	-	452
Balance of credit to the public as at 31 December 2006	1,478	6	-	2,933	4,417
Balance of deposits of the public as at 31 December 2006	25,419	-	-	11,245	36,664

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 323 million, 7.3% compared with the end of 2006, and total deposits of the public increased by NIS 1,200 million, 3.3%. Customers' off-balance-sheet activity grew by some 4.2%.

Main Changes in Net Profit

In the first nine months of 2007, net profit in the private banking segment totaled NIS 104 million, compared with NIS 103 million in the corresponding period in 2006. The change in profit stems from the growth of profit from private banking operations in Israel by some NIS 13 million, from the positive contribution of some NIS 17 million from the Swiss subsidiary, compared with its negative contribution of NIS 3 million in the corresponding period in 2006, and from an increase of NIS 5 million at the United States subsidiary, compared with the corresponding period in 2006. In contrast, the decrease in the net profit from extraordinary items attributed to the sector this year, in the amount of NIS 6 million, compared with NIS 50 million in 2006, off-set these increases.

Net operating profit after neutralizing special salary expenses amounted to NIS 102 million, compared with NIS 71 million in the corresponding period in 2006, an increase of 43.6%.

7. Financial Management

In the first nine months of 2007, net profit in the financial management segment totaled NIS 368 million, compared with a profit of NIS 639 million in the corresponding period in 2006. The decrease in profit stems from the recording of profit from an extraordinary item during the corresponding period in 2006, from the sale of the holding in Africa Israel Investments and of 10% out of the holding in Migdal Insurance and Financial Holdings, in the amount of NIS 718 million, compared with zero in the first nine months of 2007.

Net operating profit amounted to some NIS 368 million, compared with a loss of NIS 79 million in the corresponding period in 2006. The increase in profit stems from the following factors:

- In the corresponding period in 2006, operating expenses in the amount of some NIS 155 million were recorded, and which were not charged to the other operating segments (adoption of new mortality tables and an increase in the provision for severance pay and pensions as a result of the increase in the amount of the obligation for severance pay which was greater than the increase in value of the severance pay fund).

- An increase in net interest income in the amount of NIS 407 million, mainly from nostro activities in the capital and money markets and also from effect of the known CPI on the balance sheet surplus, the effect of adjustments to market value of derivatives and an increase in profit from the sale of available-for-sale debentures.

- An increase in operating income in the amount of NIS 144 million resulting from profits of the severance pay reserve, dividends received and profits from the sale of available-for-sale shares.

The net operating profit after neutralizing special salary expenses amounted to NIS 372 million, compared with NIS 76 million in the corresponding period in 2006, an increase of NIS 206 million.

Companies Included on the Equity Basis (Non-Banking)

This includes the operating results of the Group's non-banking (real) investments.

The Leumi Group's total investments in companies included on the equity basis was NIS 1,855 million on 30 September 2007, compared with NIS 1,251 million on 31 December 2006.

The following are the main changes:

	Book value (in NIS millions)			Market value (in NIS millions)	
	30 September 2007	31 December 2006	% Change	**30 September 2007**	31 December 2006
The Israel Corporation Ltd.	**1,152**	1,101	4.6	**4,591**	2,915
Paz Oil Company Ltd. (1)	**542**	624	(13.1)	**751**	624
Others	**161**	150	7.3	**-**	-
Total	**1,855**	1,875	(1.06)	**5,432**	3,539

(1) Included in the securities item on 31 December 2006, according to market value The value at 30 September 2007 was included in the investments in companies included on the equity basis item, according to book value.

The contribution to Group profit of the companies included on the equity basis in the first nine months of 2007 amounted to NIS 146 million, compared with NIS 143 million in the corresponding period in 2006.

The following table shows the companies' contribution to the Group's net profit (in NIS millions):

	For the nine months ending 30 September		
	2007	2006	% change
The Israel Corporation Ltd.	**88**	100	(12.0)
Migdal Insurance and Financial Holdings Ltd.	**-**	23	-
Africa Israel Investments Ltd.	**-**	12	-
Paz Oil Company Ltd.	**51**	-	-
Others	**7**	8	-
Total	**146**	143	2.1

The Israel Corporation Ltd. – Restrictions in the Permit for Control of Oil Refineries Ltd. (ORL)

The control permit for ORL, which was granted to the Israel Corporation Ltd. (the "Israel Corporation"), contains certain restrictions on the Bank with respect to directors serving on behalf of the Bank in the Israel Corporation. The purpose of the restrictions is the maintenance of "Chinese walls" between ORL and the Ashdod Oil Refinery Ltd. ("AOR"), for so long as: the Israel Corporation controls ORL and Paz Oil Company Ltd. ("Paz") controls AOR; and the Bank has the right or the ability to appoint, to recommend or to otherwise influence the appointment of a director of the Israel Corporation and of Paz.

Paz Oil Company Ltd.

Leumi Real Holdings Ltd. holds 15.63% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors. As of 1 January 2007, the investment is presented on the equity basis (until that date, the investment was presented as part of available-for-sale securities).

The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks. In a letter dated 3 July 2007, the Bank of Israel notified the Bank that Paz is considered to be a conglomerate, as detailed below.

Following the Israel Corporation's purchase of the control of ORL, the Government Companies Authority examined the possibility of amending the control permit of the Ashdod Oil Refinery Ltd., which was granted to the controlling shareholders of Paz.

In a letter dated 16 September 2007, the Government Companies Authority announced that:

"In light of the Immediate Reports filed by Bank Leumi le-Israel on 5 July 2007 and 22 August 2007, regarding its intention to attempt to sell its holdings in Paz Oil Company Ltd. ("Paz") further to the notice of the Bank of Israel of 3 July 2007 and the timetable set out therein, the Government Companies Authority has decided, at this stage, to suspend the amendment of the control permit of AOR awarded to Paz on 27 September 2006."

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "Non-banking Holding Corporation") (a corporation whose capital exceeds some NIS 1,767 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The financial statements of Paz Oil Company Ltd. ("Paz") for the first quarter of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital for the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had already been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. Therefore, according to the Bank of Israel's position, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation Ltd., by 30 June 2009. The Bank has announced that, following discussions in August 2007 regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends (as of the date of said decision) to attempt to sell its holdings in Paz (15.63% of the share capital and voting rights – 15.24% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the

timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

8. **Others** - this segment includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity includes primarily: part of the operations of the capital market companies that are not allocated to other segments, and credit card transactions.

During the first nine months of 2007 the profit of the "Others" segment amounted to NIS 75 million, compared with a loss of NIS 38 million in the corresponding period in 2006.

The following table sets out details of the main changes in NIS millions:

	For the nine months ending 30 September		
	2007	2006	Change in amount
Profit from extraordinary items	**21**	(4)	25
From operating activity at the Bank	**29**	20	9
Leumi L.P. (previously Leumi-Pia)	**-**	18	(18)
Leumi Securities (previously Psagot-Ofek)	**3**	26	(23)
Leumi & Co.	**22**	(2)	24
Other companies in Israel	**4**	17	(13)
Overseas companies	**23**	17	6
Tax adjustments (1)	**(27)**	(130)	103
Total	**75**	(38)	113

(1) Tax differentials between tax calculations in the segments and the effective tax in the Consolidated Report.

Activities in Products

A. Capital market activities - these activities include the activities of provident funds and supplementary training funds, the sale of which has been completed. In addition, they include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations.

Capital market activities - the activities of the subsidiary companies that managed mutual funds and provident funds, which were sold in 2006, with part of the sales of the provident funds having been completed during 2007. The sale of these operations is a consequence of the capital market reform, as formulated in the legislation mentioned on pages 13-14 above and in Note 8 to the Financial Statements, and as described in detail in Note 31 to the Annual Report for 2006.

The following tables set out details of the operations in the capital market in Israel as presented in the various operational segments:

	For the three months ending 30 September 2007								
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Financial manage-ment and Others	Overseas activities	Total capital markets
	NIS millions								
Profit from net interest income	-	-	-	-	-	-	-	-	-
Operating and other income	**128**	**32**	**6**	**26**	**6**	**1**	**16**	**43**	**258**
Total income	**128**	**32**	**6**	**26**	**6**	**1**	**16**	**43**	**258**
Operating and other expenses	**93**	**19**	**2**	**10**	**4**	**1**	**(9)**	**37**	**154**
Operating profit before taxes	**35**	**13**	**4**	**16**	**2**	-	**25**	**6**	**101**
Net operating profit	**21**	**8**	**3**	**10**	**1**	-	**15**	**6**	**64**
Profit from extraordinary items after taxes	**73**	**2**	**7**	**5**	**4**	-	**3**	-	**94**
Net profit	**94**	**10**	**10**	**15**	**5**	-	**18**	**6**	**158**

	For the three months ending on 30 September 2006							
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Other	Total
	NIS millions							
Profit from net interest income	-	-	-	-	-	-	-	-
Operating and other income	111	25	4	21	5	1	113	280
Total income	111	25	4	21	5	1	113	280
Operating and other expenses	97	15	4	7	4	1	74	202
Operating profit before taxes	14	10	-	14	1	-	39	78
Net operating profit	8	4	-	8	1	-	23	44
Profit from extraordinary items after taxes	552	50	24	46	10	-	-	682
Net profit	560	54	24	54	11	-	23	726

	For the nine months ending 30 September 2007								
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Financial manage-ment and Others	Overseas activities	Total
	NIS millions								
Profit from net interest income	-	-	1	-	-	-	-	-	-
Operating and other income	**376**	**92**	**16**	**91**	**20**	**4**	**76**	**136**	**812**
Total income	**376**	**92**	**17**	**91**	**20**	**4**	**76**	**136**	**812**
Operating and other expenses	**294**	**49**	**8**	**33**	**13**	**2**	**21**	**100**	**520**
Operating profit before taxes	**82**	**43**	**9**	**58**	**7**	**2**	**55**	**36**	**292**
Net operating profit	**50**	**26**	**6**	**36**	**4**	**1**	**33**	**27**	**183**
Profit from extraordinary items after taxes	**278**	**6**	**26**	**16**	**17**	**1**	**3**	-	**347**
Net profit	**328**	**32**	**32**	**52**	**21**	**2**	**36**	**27**	**530**

	For the nine months ending on 30 September 2006							
	House holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real estate	Other	Total
	NIS millions							
Profit from net interest income	-	-	1	-	-	-	-	1
Operating and other income	389	81	18	69	20	3	310	890
Total income	389	81	19	69	20	3	310	891
Operating and other expenses	288	49	10	21	12	1	207	588
Operating profit before taxes	101	32	9	48	8	2	103	303
Net operating profit	60	19	5	28	5	1	61	179
Profit from extraordinary items after taxes	552	50	24	46	10	-	-	682
Net profit	612	69	29	74	15	1	61	861

The following table sets out details of income from management fees from mutual funds and provident funds, including supplementary training funds, in NIS millions:

	For the nine months ending on 30 September	
	2007	2006
Mutual funds	**125**	345
Provident funds	**15**	163
Supplementary training funds	**17**	21
Total	**157**	529

In the first nine months of 2007, net operating profit after taxes from capital market operations amounted to NIS 183 million, compared with NIS 179 million in the corresponding period in 2006, an increase of 2.2%. The change in profit arises from an increase in securities activities which was off-set by the reduction in profits as a result of the sale of capital market companies, pursuant to the Bachar Reform.

B. Credit Cards - Leumi Card

This activity includes mainly the issuance of credit cards to private customers and providing acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first nine months of the year with a net profit of NIS 75 million, compared with NIS 58 million in the corresponding period in 2006, an increase of 29.3%.

During the first nine months of 2007, the volume of activity of Leumi Card credit card holders increased by 16.1%, and that of businesses by 13.5%, compared with the activity during the corresponding period in 2006. The number of active cards increased by some 18% in the first nine months of 2007, as compared with corresponding period in 2006.

The following tables set out details of the credit card activity as presented in the various operational segments:

	For the three months ending on 30 September 2007					
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	NIS millions					
Profit from net interest income	**19**	**-**	**2**	**-**	**4**	**25**
Operating and other income	**162**	**2**	**4**	**3**	**13**	**184**
Total income	**181**	**2**	**6**	**3**	**17**	**209**
Provisions for doubtful debts	**3**	**-**	**-**	**-**	**1**	**4**
Operating and other expenses	**121**	**-**	**5**	**2**	**19**	**147**
Operating profit (loss) before taxes	**57**	**2**	**1**	**1**	**(3)**	**58**
Share of profits of companies included on the equity basis, net	**-**	**-**	**-**	**4**	**-**	**4**
Net profit (loss)	**39**	**2**	**-**	**5**	**(2)**	**44**

	For the three months ending on 30 September 2006					
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	NIS millions					
Profit from net interest income	19	-	4	3	4	30
Operating and other income	142	2	6	3	7	160
Total income	161	2	10	6	11	190
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	112	1	6	6	19	144
Operating profit (loss) before taxes	48	1	4	-	(8)	45
Net profit (loss)	33	1	3	-	(7)	30

	For the nine months ending on 30 September 2007					
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	NIS millions					
Profit from net interest income	**53**	**-**	**5**	**2**	**11**	**71**
Operating and other income	**452**	**2**	**15**	**10**	**33**	**512**
Total income	**505**	**2**	**20**	**12**	**44**	**583**
Provisions for doubtful debts	**10**	**-**	**-**	**-**	**2**	**12**
Operating and other expenses	**339**	**1**	**17**	**11**	**49**	**417**
Operating profit (loss) before taxes	**156**	**1**	**3**	**1**	**(7)**	**154**
Net profit (loss)	**107**	**1**	**1**	**5**	**(5)**	**109**

	For the nine months ending on 30 September 2006					
	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	NIS millions					
Profit from net interest income	51	-	7	6	9	73
Operating and other income	414	2	20	9	18	463
Total income	465	2	27	15	27	536
Provisions for doubtful debts	3	-	-	-	-	3
Operating and other expenses	311	2	24	15	53	405
Operating profit (loss) before taxes	151	-	3	-	(26)	128
Net profit (loss)	103	-	3	-	(19)	87

In the first nine months of 2007, net profit from credit card operations amounted to some NIS 109 million, compared with NIS 87 million during the corresponding period in 2006, an increase of 25.3%.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	For the nine months ending on 30 September					
	2007*	2006*	Change	**2007****	2006**	Change
	NIS millions		%	NIS millions		%
The Bank	**1,652**	523	215.9	**1,738**	622	179.4
Consolidated companies in Israel (1)	**525**	289	81.7	**525**	289	81.7
Overseas consolidated companies (2)	**203**	108	88.0	**117**	9	+
Non-banking companies (1)	**92**	143	(35.7)	**92**	143	(35.7)
Net operating profit	**2,472**	1,063	132.5	**2,472**	1,063	132.5
Overseas subsidiaries' profit, in nominal terms (US$ millions) (3)	**63.8**	49.3	29.4	**63.8**	49.3	29.4

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

** According to the financial statements

(1) The non-banking companies of Leumi & Co., Leumi Real Holdings and Leumi Card were included in the data of the consolidated companies in Israel.

(2) After certain adjustments to Israeli accounting principles.

(3) As reported by the overseas subsidiaries, including minority interests.

In the first nine months of 2007, the Bank's share of the Group's profit was some 66.8% (some 70.3% according to the Financial Statements) compared with some 49.2% (58.5% according to the Financial Statements) in the corresponding period of 2006.

Following are the Main Changes in the Contribution of the Profit Centers (after translation adjustments):

- The increase in net operating profit at the Bank derived mainly:

  - an increase of NIS 425 million in net interest income.
  - a decrease of NIS 436 million in provisions for doubtful debts.
  - an increase of NIS 281 million in operating income.
  - a decrease of NIS 545 million in special salary expenses.

- The increase in net operating profit of consolidated companies in Israel derives mainly from the increase of NIS 145 million in the profits of Leumi Mortgage Bank, mainly due to a decrease in provisions for doubtful debts, and also the improvement of NIS 28 million in the profits of Leumi & Co. and of NIS 21 million at the Arab Israel Bank.

- The increase in the profit of overseas subsidiaries derives from an improvement in the profitability of the US, Swiss and UK subsidiaries, as well as from negative exchange rate differentials during the first nine months of the year, compared with the greater negative exchange rate differentials during the corresponding period in 2006, especially in respect of the US subsidiary. The total contribution to profit of the overseas subsidiaries, when translated for convenience into US$, amounted to some US$ 64 million, compared with US$ 49 million in the corresponding period of 2006.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 67 million, an increase of US$ 16 million compared with the corresponding period in 2006. The contribution of the

overseas subsidiaries to operating profit in shekels, after certain adjustments to Israeli accounting principles and following offsetting exchange rate differentials in respect of financing sources after the effect of taxes, totaled NIS 203 million, compared with NIS 108 million in the corresponding period in 2006. Excluding the effect of exchange rate differentials in respect of the cost of financing sources, net, the profit of the overseas subsidiaries amounted to NIS 117 million, as compared with NIS 9 million in the corresponding period in 2006, an increase of NIS 108 million, deriving mainly from exchange rate differentials in respect of the overseas investments.

The following table sets out a summary of the above data:

	For the period January to September	
	2007	2006
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**256**	181
Exchange rate differentials on the investment	**(139)**	(172)
Total	**117**	9
Exchange rate differentials on the net cost of financing sources	**86**	99
Total contribution of the subsidiaries (after offsetting exchange rate differentials in respect of net financing sources)	**203**	108

The decline in the contribution of companies included on the equity basis derives mainly from the sale of part of the Bank's holdings in Migdal Insurance and Financial Holdings and from the sale of the Bank's holding in Africa Israel Investments. There was also a reduction in the contribution of the Israel Corporation Ltd.

Activities of Major Subsidiaries and Affiliates

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 6,957 million on 30 September 2007, compared with NIS 6,130 million on 31 December 2006. The contribution to net profit was NIS 524 million during the first nine months of 2007, compared with NIS 289 million in the corresponding period in 2006, an increase of 80.9%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's investment		Contribution to Group's profit (1)		
	Period ending 30 September		Period ending 30 September		
	2007	2006	**2007**	2006	Change
	%		NIS millions		%
Leumi Mortgage Bank	**14.1**	3.5	**191.2**	45.7	318.4
Arab Israel Bank	**27.4**	19.6	**69.2**	48.4	43.0
Leumi Card	**104.8**	-	**75.3**	59.8	25.9
Leumi & Co. Investment House (2)	**12.7**	0.8	**28.9**	1.1	-
Leumi Securities and Investments (previously Psagot-Ofek Investment House)	**3.5**	39.4	**21.9**	31.2	(29.8)
Leumi Real Holdings (2)	**14.1**	6.1	**50.3**	17.4	189.1
Leumi Leasing and Investments	**5.8**	4.4	**33.8**	22.8	48.2
Others	**4.0**	10.0	**52.9**	63.0	(16.0)
Total consolidated subsidiaries in Israel	**11.0**	9.0	**523.5**	289.4	80.9

(1) The profit (loss) presented is according to the Group's share in the results.
(2) Including the profit and/or loss of companies included on the equity basis of Leumi & Co. and Leumi Real Holdings.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,422 million on 30 September 2007, compared with NIS 4,382 million on 31 December 2006.

In the first nine months of 2007, the contribution of the overseas consolidated subsidiaries to the net profit of the Group, as reported in shekels and after offsetting translation adjustments, amounted to a profit of NIS 206 million, compared with a profit of NIS 109 million in the corresponding period in 2006.

The following table sets out the contribution of the principal overseas consolidated companies to the net profit of the Group:

	Return on Group's investment		Contribution to Group's profit(*)		
	Period ending 30 September		Period ending 30 September		
	2007	2006	**2007**	2006	Change
	%		NIS millions		%
Leumi USA (BLC)	**5.0**	1.0	**88.7**	18.3	384.7
Leumi UK	**13.1**	10.9	**73.8**	76.4	(3.4)
Leumi Switzerland	**2.4**	-	**10.9**	(6.9)	-
Leumi Luxembourg	**12.5**	7.9	**11.2**	6.4	75.0
Leumi Re	**44.7**	35.5	**32.4**	27.5	17.8
Leumi Romania	**-**	-	**(14.7)**	(15.7)	(6.3)
Others	**3.4**	2.5	**4.1**	3.2	28.1
Total overseas consolidated subsidiaries	**6.3**	3.4	**206.4**	109.0	89.4

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes, in the amount of NIS 86 million (NIS 99 million in 2006). The following are the sums that were offset:

Leumi USA	- NIS 74 million in 2007, compared with NIS 91 million in 2006;
Leumi UK	- NIS 8 million in 2007, compared with NIS (7) million in 2006;
Leumi Switzerland	- NIS 3 million in 2007, compared with NIS 6 million in 2006.

The increase in the contribution to profit derives mainly from the effect of exchange rate differentials of the shekel against the US dollar. The effect of the exchange rate differentials was to reduce pre-tax profit by NIS 139 million during the first nine months of the year, compared with a decrease of pre-tax profit by NIS 172 million in the corresponding period in 2006. Net interest income recorded at the Bank, and which offset part of these exchange rate differentials, totaled some NIS 86 million during the first nine months of the year, compared with income of NIS 99 million in the corresponding period in 2006.

The following table sets out details of the net profit of the principal overseas subsidiaries as reported by them:

	For the nine months ended 30 September		
	2007	2006	Change
	Millions		%
Leumi USA (BLC) (US$)	**25.2**	19.4	29.9
Leumi (UK) (£)	**9.2**	8.7	5.7
Leumi Switzerland (CHF)	**9.1**	8.6	5.8
Leumi Luxembourg (Euro)	**1.9**	1.1	72.7
Leumi Re (US$)	**8.1**	5.5	47.2
Leumi Romania (Ron)*	**(2.4)**	(6.7)	+

The nominal profit of the overseas consolidated subsidiaries as reported by them (translated into US dollar terms for convenience) totaled US$ 63.8 million in the first nine months of 2007, compared with US$ 49.3 million in the corresponding period in 2006, an increase of 29.4 %.

* 1 Ron = US$ 0.423

See Notes 3, 5, 6 and 7 to the Financial Statements regarding legal proceedings and other matters relating to the consolidated companies.

Bank Leumi Romania

On 22 August 2007, the Bank increased the shareholders' equity of Bank Leumi Romania by 85 million Ron (some US$36 million).

Capital Market and Financial Services Activities of the Bank and the Group

Mutual Funds

During 2006, following the legislation regarding the reform of the capital market, the Bank sold its activities in the area of mutual fund management. Commencing with 2007, the Bank has been receiving distribution commissions only, in accordance with the legislation.

Provident Funds

Following the legislation regarding the reform of the capital market, in 2006 the Bank, together with Leumi Gemel Ltd., sold the goodwill, activities, assets and liabilities related to some of the provident funds that were managed by Leumi Gemel Ltd.

On 31 January 2007, the sale to Prisma Provident Funds Ltd. of the operations of additional provident funds, the largest of which were Sion, a Central Severance Pay Fund, Tzur and Sagi, was completed, at a price of some NIS 418 million, following a price reduction arising from adjustments agreed to between the parties. The Bank's net profit, following adjustments and tax provisions, was some NIS 257 million.

Together with the signing of the agreements with the purchasers of the provident funds, distribution agreements and agreements for the provisions of operating services were signed with Leumi Gemel.

Supplementary Training Funds

Following the capital market reform, on 15 July 2007, the sale of the activities of Kahal Employees Supplementary Training Fund Ltd. ("Kahal") – and of Kahal Paths Supplementary Training Fund (managed by Kahal Study Funds Management (1996) Ltd.) ("Kahal Management") was completed, pursuant to an agreement signed on 26 May 2006 between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for consideration of NIS 264 million. The Bank's share of the consideration amount is NIS 150 million. The Bank's net profit, after adjustments and tax provisions, is some NIS 93 million.

Additionally, the Bank entered into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, as well as a distribution agreement, under which the Bank will distribute the funds. The Bank intends to provide its

customers with counseling regarding investments in supplementary training funds, through investment counselors.

Pension Counseling

The Bank is at an advanced stage of preparation for its entry into the pension counseling field. These preparations involve the development of computerized tools and the training and recruiting of staff. The Bank has submitted an application for a pension counseling license to the Supervisor of the Capital Markets, Insurance and Savings Department. The Bank and the Supervisor are engaged in negotiations with regard to the application, and disagreements have arisen regarding the scope of the license that the Supervisor is prepared to grant the Bank for the first years of its activity as a pension counselor. The Supervisor's position is that the large banks may offer pension counseling to salaried employees beginning in August 2010.

For additional details see Note 8 to the Financial Statements

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,855 million on 30 September 2007, compared with NIS 1,251 million on 31 December 2006.

During the first nine months of 2007, the contribution to net profit amounted to a profit of some NIS 146 million, compared with a profit of some NIS 143 million in the corresponding period in 2006.

The following are the details of the Group's investment in the principal company included on the equity basis:

The Israel Corporation Ltd.

The Israel Corporation's net profit during the first nine months of 2007 amounted to some NIS 529 million, compared with a profit of some NIS 627 million in the corresponding period in 2006.

The consolidated assets of the Israel Corporation totaled some NIS 47.0 billion as at 30 September 2007, compared with NIS 28.5 billion at the end of 2006.

Shareholders' equity totaled some NIS 5,774 million as at 30 September 2007, compared with some NIS 5,634 million at the end of 2006.

See page 60 above with regard to the restrictions imposed on the Bank by the control permit of Oil Refineries Ltd., and see Note 11 with regard to pending claims.

Paz Oil Company Ltd.

See page 61 above and Notes 10 and 13 to the Financial Statements.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, prices of securities in Israel and abroad and other economic indices.

Ongoing market risk management is intended to assist in achieving business goals while estimating the anticipated profit from managing the risks, together with the damage that may result from exposure to the said risks. Such management is based on ongoing forecasts and evaluations of developments in the capital and financial markets.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, the accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

As part of the discussions regarding the 2007 work plan, the Board of Directors resolved to expand the frameworks of activity of the nostro portfolios. Pursuant to the target that was set – to improve the yield on the assets through investments with high levels of return, even if doing so involved additional risk – investments in foreign mutual funds, shares and venture capital funds were increased.

Within the framework of the Capital Markets Division's responsibility for market risk management in Israel and overseas, steps are planned to allow for Group-wide coordination, while developing expertise and knowledge-sharing and taking advantage of economies of size.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with that of the Bank.

All the subsidiaries have adopted independent policies for market risk management. The frameworks for market risk exposures are in a uniform format set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures in relation to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Basis Exposure

The exposure to basis risks is expressed as the loss that may occur in consequence of the effect of changes in the CPI and exchange rates on the difference between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors.

The exposure to basis risks is defined as a percentage of the Bank's exposed capital which is not invested in the unlinked shekel sector, since the capital is defined as an unlinked shekel source.

The exposed capital includes shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets, but including investments in overseas subsidiaries that are financed from foreign currency deposits.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentages of the exposed capital:

	30 September 2007	30 September 2006	31 December 2006	Approved Limits Maximum Surplus (or Deficit)
Unlinked	**(53.8%)**	(34.4%)	(33.8%)	50% - (100%)
CPI-linked	**54.0%**	31.8%	28.6%	100% - (50%)
Foreign currency	**(0.2%)**	2.6%	5.2%	25% - (10%)

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first nine months of 2007, an average of some 48% of the exposed capital was invested in the CPI-linked sector. The CPI-linked investment fluctuated between 28% and 60%. An average of some 5% of the exposed capital was invested in the foreign currency and foreign currency-linked sector. The balance of the capital was invested in the unlinked shekel sector. During the first nine months of 2007, the Group complied with all the basis exposure limits approved by the Board of Directors.

The following table shows the sensitivity to changes in the exchange rates of the major currencies as at 30 September 2007. The measurement relates to the effect of such changes on the capital of the Bank and includes the activity in balance sheet and derivative instruments (the theoretical change in the capital of the Bank does not include the effect of tax in respect of financing overseas investments):

	US$	Euro	£	CHF	Yen
	NIS millions				
Increase of 5% in exchange rate	50	25	(17)	(16)	1
Increase of 10% in exchange rate	95	(49)	(31)	(33)	4
Decrease of 5% in exchange rate	(47)	34	18	15	(1)
Decrease of 10% in exchange rate	(100)	82	39	29	(3)

Interest Exposure

The exposure to changes in interest arises from the gaps between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, the gaps between the assets and liabilities in future periods are examined, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector, a measurement is made of the exposure to changes in interest relating to the potential erosion of the economic value and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

The following table sets out a summary of the interest exposure at the Group level (in NIS millions):

Effect of a parallel change of 1% in the yield curve	Potential Erosion of Economic Value			Potential Erosion of Annual Profit*		
	30 September 2007	30 September 2006	31 December 2006	**30 September 2007**	30 September 2006	31 December 2006
Actual	**575**	651	549	**145**	802	176

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at Group level of NIS 1,000 million, and to a change in the annual profit of NIS 500 million.

During the first nine months of 2007, the potential erosion of the economic value and of the annual profit fluctuated between NIS 527 million and NIS 600 million, and between NIS 141 million and NIS 183 million respectively.

During the first nine months of 2007, the Group complied with all the interest exposure limits set by the Board of Directors.

Value at Risk (VAR)

VAR is a measurement of the anticipated potential loss (the forecast decrease in present value of assets less liabilities) arising from the given composition of a portfolio at a given confidence level and over a given time horizon (holding period), due to possible changes in market values. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

The VAR calculations and the limits in VAR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the change estimated by the VAR model. The tests performed thus far confirm the validity of the model.

The VAR is also periodically calculated using historical simulation, and any difference between the two calculation methods is examined. Historical simulation enables risk measurement to be carried out without reliance on a specific probability structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and the Monte Carlo simulation methods (so as to test the non-linear risk components). The differences observed between the two methods are not significant.

Beginning from May-June 2007, an increase in volatility in the markets in Israel and abroad was observed. The increase in the VAR values was moderated due to the calculation method.

The following table sets out estimates of VAR amounts at the Group level:

	30 September 2007	30 September 2006	31 December 2006
	NIS millions		
Total VAR	297	252	206
VAR of MTM re-valued portfolios	144	31	29

The Board of Directors' VAR limits are NIS 500 million at Group level and a limit of NIS 300 million for the VAR of the Mark to Market re-valued items.

During the first nine months of 2007, the VAR fluctuated between NIS 206 million and NIS 297 million at Group level and the VAR of the MTM re-valued portfolios fluctuated between NIS 29 million and NIS 146 million.

The increase in the total VAR arose mainly from changes in position, which caused an increase in interest and basis exposure, and from changes in prices.

The increase in the VAR of the MTM re-valued portfolios arose mainly from an increase in the CPI-linked basis position and an increase in activity in CPI-linked derivatives, and also from changes in prices.

During the first nine months of 2007, the Group complied with the above limits.

Liquidity Risk

Liquidity is defined as the ability of the corporation to finance increases in assets and to comply with its liability payments. The ability to deal with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a material loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked items), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, and the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the creation of sources as rapidly as possible.

Along with the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved a policy for managing liquidity risks and determined limits as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios during the planned periods of one day, one week and one month.

During the first nine months of the year, there were no deviations from the limits set by the Board of Directors, other than a one day deviation from an extreme scenario limit.

For further details regarding management of market risks, see pages 166-177 of the Annual Report for 2006.

Credit Risk

In order to improve credit risk management and to adjust to regulatory requirements, an independent credit risk management unit was established.

The unit will conduct independent examinations of the credit risks and the risk aspects.

Authority with regard to granting credit at the various levels is determined on the basis of the size of the credit facility, the borrower's risk rating and the nature of the application, while maintaining the principle of decision-making by senior staff on complex credit applications or those with a high risk.

For further details regarding credit risks, see pages 181-185 of the Annual Report for 2006.

See pages 177-180 of the Annual Report for 2006 with regard to **operating risks and legal risks.**

Preparations for Basel II

In June 2006, the Basel Committee on Banking Supervision published the final version of the capital adequacy measurement accord (Basel II) which is intended to be implemented following central banks' instructions.

The Accord is based on three pillars:

- The first pillar – specifies the different methods for calculating minimum capital requirements, from the standard method through the advanced methods, based on models for internal rating of credit risks, market risks and operating risks.

- The second pillar – deals with risks that are not included in the first pillar and describes a process which banks are to carry out to establish the adequacy of the internal capital allocated to the various risks in accordance with risk assessment process carried out by the bank (known as the Internal Capital Adequacy Assessment Process – ICAAP), and a process for supervisory review to be carried out by the bank regulatory authorities regarding the above-mentioned internal process (known as the Supervisory Review Process – SREP), and refers to the use of stress testing regarding capital adequacy with respect to the various risks.

- The third pillar – deals with proper disclosure and market discipline. It provides for more expansive and detailed disclosure and information than was provided in the past regarding the risks to which a bank is exposed. The information is to be provided on a high qualitative and quantitative level so as to allow the market to evaluate a bank's risk profile.

The main innovation in the provisions of Basel II is that for the first time, banking corporations are required to allocate capital for operating risks, in addition to credit risks and market risks, which presently comply with the provisions of Basel I.

The Committee proposes three options for calculating the minimum capital for credit risk and operating risks. The options are characterized by ever-increasing sensitivity to risk.

The Supervisor of Banks announced at the end of January 2007 the implementation of Basel II in the banking system in Israel at the end of 2009, according to the standard method. In the following months, the Supervisor published a number of documents, directives and requirements, mostly based on the documents produced by the Basel Committee in June of 2006, along with drafts of documents and directives for consultation with the banking system.

In a letter at the end of May 2007 which included reference to the required preparations, the Supervisor of Banks noted his intention to work to upgrade the risk management system, the control system and corporate governance in the banking corporations, and to adapt the banking supervisory system to a risk oriented supervisory format.

In addition, the Supervisor of Banks announced in a draft from August 2007 that at the time of the first implementation at the end of 2009, the banking corporations would be required to comply, at the least, with the requirements of the standard method regarding market risk and operational risk, as described in the Basel Committee's working framework.

At the end of May 2007, the Supervisor of Banks announced the establishment of six working teams to formulate the requirements for the banking corporations in the various areas. Additionally, the Financial Statements Unit of the Banking Supervision Department will continue to handle the implementation of the third pillar of the Basel II directives. These working teams hold ongoing discussions with the corresponding working teams at the Bank to clarify these issues.

As part of a discussion held at the Bank of Israel in September 2007, representatives of the Banking Supervision Department announced that, as of 31 December 2008, the banks would be required to report to the Department regarding the capital requirements established according to the standard method set out in the first pillar of Basel II, and that such reporting would be required on a quarterly basis throughout 2009, although the actual allocation of capital during this period was still to be in accordance with the existing directives. The actual allocation of capital in accordance with the requirements of Basel II's standard method will only be required as of 31 December 2009.

In the context of preparations for the standard method and with a view to examining the consequences of the implementation of the method for the new capital requirements, the banks are being asked to carry out a QIS – Quantitative Impact Study – according to the standard method on the data from 31 December 2006, and to present the findings to the Bank of Israel. The Bank is preparing to comply with this requirement.

The Banking Supervision Department has also published a "Draft Temporary Directive – Regarding the Implementation of Certain Disclosure Requirements from Basel II in the 2007 Financial Statements."

The Bank's Preparations

As part of the Bank's preparations for the implementation of Basel II, and in continuation of activities carried out during 2004-2005, a project administration was set up at the end of 2005, the role of which is to manage, coordinate, adapt and supervise the parties involved in the project in the Group, and to bring about the eventual implementation of all the directives of Basel II. In addition, a senior steering committee was appointed for the Basel II project, headed by the Senior Deputy Chief Executive Officer, and including several Members of Management and other senior executives.

In the context of the above, a working program and road map have been prepared regarding the main master tasks that the Group faces in implementing the directives of Basel II. The program was prepared on the basis of gap analysis carried out by external consultants.

For the purpose of compliance with the directives of Basel II, the Bank is preparing to make adjustments and improvements to its computerized infrastructures, including collection of the required data in order to estimate the risk variables, development and purchase of advanced systems, construction of databases and the linking of all these to existing systems. This preparation has been ongoing for some time and will continue in the coming years.

In addition to the changes required in the systems, processes and policies, the Bank has, as previously announced, carried out a structural change in the area of credit risk management, (by

establishing a credit risk management unit) for both business needs and the requirements arising from the Basel II era. For further details, see pages 181-186 of the Annual Report for 2006.

At the same time, the unit is involved in carrying out a risk management survey in the development of models needed in order to implement the advanced approach for calculating PD (Probability of Default) and LGD (Loss Given Default).

The Bank is examining the possibility of making additional changes in order to comply with the provisions of Basel II.

The Bank's preparation, including that of its computer systems, will require the investment of significant resources in the coming years.

Linkage Status and Liquidity Status

Linkage Status

During the first nine months of the year, the exposure in the CPI-linked sector increased from a level of some NIS 3.2 billion to a level of some NIS 6.6 billion. The increase in the investment in the CPI-linked sector was mainly carried out through the purchase of CPI-linked debentures.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 30 September 2007			As at 31 December 2006		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets [(1)]	**117,090**	**60,311**	**127,745**	108,139	56,272	129,767
Total liabilities [(1)]	**110,515**	**53,743**	**130,795**	102,067	53,095	129,814
Total exposure in sector	**6,575**	**6,568**	**(3,050)**	6,072	3,177	(47)

(1) Including forward transactions and options.
(2) Including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The System -

In the first nine months of 2007, the Bank of Israel decreased the volume of net *Makam* tenders by some NIS 16 billion, to a level of some NIS 82 billion. This was after the Bank of Israel's announcement at the end of February that, after more than a decade of gradual increases in the volume of *Makam* issues, intended to establish it as a monetary tool, while absorbing liquidity surpluses in the economy, it would begin using *Makam* as an active monetary tool.

In parallel, the balance of monetary credit tenders of the Bank of Israel decreased by NIS 1.5 billion, to a level of NIS 6 billion at the end of September 2007. The average volume of the monetary credit tenders in the first nine months of 2007 was higher and amounted to some NIS 10.7 billion.

At Leumi, the balance of monetary credit tenders from the Bank of Israel amounted to some NIS 5.2 billion at the end of the third quarter, compared with the end of 2006 at which time Leumi was not

utilizing this tool. The average volume of such tenders at Leumi in this period amounted to some NIS 4.4 billion.

From January 2007, the Bank of Israel ceased using the "repo" tool on *Makam* for the absorption of liquidity surpluses in the system. On 17 October 2007, the Bank of Israel began the execution of "repo" type tenders transactions, which will inject liquidity into the banking system and will also be open to insurance companies and institutional bodies.

In July 2007, the RTGS (real time gross settlement) system began operating in Israel, for the purpose of effecting transfers of shekels between the banks in Israel and the other participants in the system, during the business day. The first stage began operating on 30 July 2007 – at this stage, final and irrevocable clearing of the (net) results of all the clearing systems -*Masav*, check clearing and the Stock Exchange. Full operation of the system, including for customers' instructions, commenced on 3 September 2007.

In addition, Leumi will become a member of the CLS Clearing House, and will provide nostro services in shekels and liquidity services in shekels to the CLS Bank. The date of commencement of operations (according to the latest timetable) in foreign currency will be the fourth quarter of 2007, and in shekels, the first quarter of 2008.

The Bank -

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while placing importance on the raising of deposits from a large number of customers, for varying periods of time, including long term.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) of some NIS 33.8 billion, which is mainly invested in Israeli government debentures and foreign securities with an average rating of A+.

The Bank's net liquid assets – cash, deposits at banks and securities (excluding shares and mutual funds), after deducting deposits from banks, stood at 33.2% of the Bank's total assets as at 30 September 2007, compared with 36.6% as at 31 December 2006. The ratio of net liquid assets to total liabilities (after deducting deposits from banks) stood at 37.7%, compared with 40.1% as at 31 December 2006.

Leumi monitors, on an ongoing basis, its liquidity status and the indices that are intended to warn of changes in the liquidity position, *inter alia*, by using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated regularly according to developments in the major relevant parameters.

Sources and Uses (in the Bank) -

The balance of deposits of the public at the Bank rose during the first nine months of the year by some NIS 5.5 billion, an increase of 2.7%.

The balance of deposits of the public at the Bank in the unlinked shekel sector rose by NIS 3.6 billion, at a rate of some 3.9%, and reached NIS 93.6 billion at the end of September 2007.

The balance of foreign currency and foreign currency linked deposits of the public grew by NIS 4.5 billion. After neutralizing the effect of foreign currency exchange rates, the balance increased by some NIS 7.1 billion (8.8%).

The balance of the deposits of the public in the CPI-linked sector decreased by some NIS 2.7 billion, a decrease of some 9.7%.

During the first nine months of 2007, CPI-linked debentures were issued through Leumi Finance Company in the amount of some NIS 3.1 billion. These debentures were carried out for an average term of some 8 years.

During the first nine months of 2007, the volume of the Bank's customers' off- balance-sheet deposits continued to grow.

During the reported period, the volume of the securities portfolio of the Bank's customers increased by some NIS 27.9 billion. The volume of the mutual fund portfolio increased by NIS 7.2 billion.

In the first nine months of 2007, the balance of credit to the public increased by some NIS 6.9 billion. In unlinked credit, there was an increase amounting to some NIS 5.1 billion, 7.4%, CPI-linked credit rose by NIS 2.1 billion, an increase of 8.9% and foreign currency credit dropped by some NIS 0.4 billion, a decrease of some 1.2% (after neutralizing the effect of the exchange rates, the balance of foreign currency credit increased by some NIS 0.7 billion).

The Bank's activity in derivative transactions expanded during the reported period. This activity is carried out with the Bank's customers and is intended for hedging and managing the risks inherent in their activities. The volume of swap transactions with overseas banks increased from an average balance of NIS 4.6 billion in 2006 to an average balance of NIS 6.7 billion during the first nine months of 2007.

In addition, long-term CPI-linked sources were raised through CPI/Forex and CPI/NIS derivative transactions.

At the end of September 2007, the volume of these transactions stood at NIS 3.6 billion for an average period of 6.1 years. These transactions are valued MTM and reduce the exposure in the CPI sector.

Legal Proceedings

The Directors' Report in the Annual Report for 2006 provides details of civil and other legal proceedings to which the Bank and the consolidated companies are parties.

As of the date of the publication of this Report, no material changes have occurred in the aforementioned proceedings, except as detailed below.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the shareholders' equity of the Bank as at 30 September 2007, some NIS 205 million, with the exception of the proceedings detailed in Notes 3 and 6 to the Financial Statements.

For details regarding petitions for the approval of class actions filed against the Bank and Leumi Mortgage Bank, that were filed in 2007, see Notes 4 and 6 to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been recorded in the Financial Statements to cover possible damages in respect of all the claims.

See Notes 3-7 to the Financial Statements for further details.

On 11 March 2007, a petition was filed with the Court to permit the filing of a derivative action on behalf of the Bank against the controlling shareholders of Africa Israel and certain senior officers of the Bank, as detailed on page 196 of the Annual Report for 2006, paragraph 1.4.

On 15 August 2007, the Bank and its respondent officers filed a response to the petition for approval of the derivative action with the District Court, pursuant to which the court has been requested to dismiss the petition.

Material Agreements

Pursuant to the description in the Annual Report for 2006 of the agreement between the Bank and the Union Bank of Israel Ltd. ("Union Bank") for the provision of comprehensive computer and operating services, in April 2007 the Bank and Union Bank reached an agreement for the extension of the agreement for the provision of comprehensive computer and operating services by the Bank to Union Bank signed in September 2001, for a period ending in 2009.

The period of the new agreement is 10 years, beginning on 1 January 2007, and according to such agreement the Bank will be paid an annual consideration that will gradually increase from some NIS 40 million in the first two years, to some NIS 45 million beginning from the sixth year. (The amounts are linked to the CPI of December 2006 and are dependent on the volume of activities of Union Bank.)

The extension of the agreement has been approved by the Boards of Directors of the Bank and Union Bank, and is subject to the execution of a detailed agreement and the approval of the Bank of Israel and the approval of the Director General of the Israel Antitrust Authority.

D. Additional Matters

Leumi for the Community

Social Involvement

The State of Israel will celebrate the 60th anniversary of its independence in 2008. Leumi will mark the State's 60th year with a series of events and activities for the general public.

Since its establishment 105 years ago, Leumi has been active in the community in which it operates, and as part of its perception of its role, the Bank contributes to various institutions and organizations in the areas of education, social welfare, culture, art and health. In recent years, the Bank has placed an emphasis on supporting the fields of training and education, and on encouraging entrepreneurship and the development of leadership among young people living in peripheral areas.

The Group's involvement in the community is undertaken in a number of ways:

- Donations through organizations (institutions and non-profit organizations), which work to promote social projects that concentrate on education and the welfare of children and young people.
- Involvement by providing sponsorships for educational and cultural activities
- Individual attention to populations in grave distress.

"Leumi on the Israel Trail"

Leumi's activities to mark the 60th anniversary of the State's independence began at the end of September, during the Succoth holiday. Leumi and the Society for the Protection of Nature in Israel signed a sponsorship agreement under which Leumi will provide sponsorship for the Israel Trail (a

continuous hiking path that runs the length of Israel, from Mount Hermon to Eilat), through activity called "Leumi on the Israel Trail."

In the context of this activity, the general public will be invited to come back and familiarize itself with Israel's landscapes through the most direct method – hiking trips.

The first "Leumi on the Israel Trail" event took place during the Succoth holiday, at four locations: the Eitan Hills (the Jerusalem region), Tel Chai, the Ofer Forest (the Southern Carmel region) and Sde Boker.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

Upon the hundredth anniversary of the Bank's establishment, Leumi established "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation." The Fund invests in educational projects, and works to reduce social gaps and provide equal opportunities. In 2006, some 14,000 students and pupils from different population sectors throughout the country participated in the fund's various educational and enrichment programs. Through the Fund, Leumi supports the "Atidim" ("Futures") organization and the "Youth Leading Change" association which develop education and leadership among young people, and the "Equal Opportunities" initiative which provides welfare and assistance to families in distress.

"Equal Opportunities"

Some 1,400 vouchers, with a value of some NIS 500,000, were distributed to needy families throughout the country before *Rosh Hashana* (the Jewish New Year).

As part of the ongoing activities to strengthen the connection between Leumi workers and the community, the vouchers were given to families through institutions and social welfare organizations adopted by branch and unit employees. Additionally, families referred by municipal welfare offices with which the local branches are in contact received assistance, as well as Arab families in honor of the Ramadan festival. Employees from some 80 branches and units personally distributed the gifts to families.

"Young Israeli Entrepreneurs – Established by Leumi"

As an expression of the importance Leumi attaches to the development of entrepreneurship, Leumi has participated in and supported the "Young Entrepreneurs" project since its commencement in Israel in 1991. "Young Entrepreneurs" is an international initiative which involves millions of young people each year from more than one hundred countries throughout the world. More than 4,000 young people from all parts of the country are participating this year as well, in an educational and challenging program, during the course of which they gain experience in establishing and managing a business, while learning the principles of entrepreneurship and business practice. The program's participants originate from all sectors of Israeli society – veteran Israelis, new immigrants and young people from the Arab sector.

In September 2007, with the beginning of the 2006-2007 school year, Leumi recruited dozens of employee volunteers to guide groups of young entrepreneurs throughout the year.

Ma'ale Index for Social Responsibility

Leumi is ranked in the top ten of all of Israel's large companies, which are ranked by the Ma'ale Index for Social Responsibility.

The Ma'ale ranking examines the large companies in the economy with respect to social responsibility criteria. The ranking is based on detailed criteria in four central areas from all the

areas of businesses' social responsibility: the environment, business ethics, work environment and human rights and community relations.

Volume of Contributions and Sponsorships

During the first nine months of 2007, the Leumi Group contributed and provided sponsorships for social welfare and community purposes in the amount of some NIS 17.1 million, of which the contributions totaled some NIS 15 million.

Human Resources

Yona Fogel, First Executive Vice President, Member of Management and Head of the Banking Division retired from his position on 1 October 2007 following 26 years of employment with the Bank.

Baruch Lederman, First Executive Vice President and whose previous position was CEO of Leumi UK, was appointed Member of Management and Head of the Banking Division, as from 1 October 2007.

Michael Bar-Haim, First Executive Vice President, Member of Management and Head of the Commercial Banking Division announced his retirement from his position following 32 years of employment.

Gideon Altman, Senior Vice President, was appointed Acting Head of the Commercial Banking Division, as from 15 December 2007.

Menahem Friedman, Executive Vice President, was appointed CEO of Leumi UK, as from 1 October 2007.

Internal Auditor

Details regarding the Internal Audit of the Group, including the professional standards according to which the Internal Audit Division operates, the annual and multi-year work plan and the considerations used in establishing same, were included in the Annual Report for 2006.

No material changes to these details occurred during the period reported.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Economics Division), beginning with the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX). According to the Supervisor's Directive, the certification is not implemented in accordance with the extensive requirements of section 404 of the SOX Act, which requires the existence of a system of internal controls according to a defined and accepted framework, which is far wider in

extent than the disclosure controls required to be operated beginning with the financial statements as at 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has established procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers, in the manner required to fulfill the requirements of this Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Economics Division, have, as at the end of the period covered by this Report, evaluated the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Economics Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the public reporting Directives of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending on 30 September 2007, no material change occurred to the internal controls on financial reporting of the Bank that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular detailing provisions for the implementation of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- Banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- Proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- Implementation of the Directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the Bank and the process of developing such systems obliges the Bank to deploy and to determine interim stages and targets until the full implementation thereof.

- The project must be completed by the end of the first half of 2008, so that the external auditors' audit commences in September 2008 and is completed by the date of the December 2008 Report.

The Management of the Bank is taking action to implement the directive.

Board of Directors

At the meeting of the Board of Directors held on 28 November 2007, it was resolved to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 30 September 2007 and for the periods ending on that date.

During the first nine months of 2007 the Board of Directors held 29 plenary meetings and 83 committee meetings.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

28 November 2007

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 September							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**96,051**	**1,373**	**5.85**		(i) 87,528	1,584	7.41	
Effect of embedded and ALM derivatives (e)	**41,616**	**155**			14,718	157		
Total assets	**137,667**	**1,528**		**4.52**	102,246	1,741		6.97
Liabilities (d)	**102,001**	**(728)**	**(2.89)**		(i) 88,331	(888)	(4.08)	
Effect of embedded and ALM derivatives (e)	**26,354**	**(5)**			6,410	(16)		
Total liabilities	**128,355**	**(733)**		**(2.31)**	94,741	(904)		(3.87)
Interest margin			**2.96**	**2.21**			3.33	3.10
Israeli currency – linked to the CPI								
Assets (c) (d)	**59,751**	**2,196**	**15.52**		57,436	850	6.06	
Effect of embedded and ALM derivatives (e)	**628**	**8**			266	3		
Total assets	**60,379**	**2,204**		**15.41**	57,702	853		6.05
Liabilities (d)	**41,939**	**(1,451)**	**(14.58)**		47,298	(599)	(5.17)	
Effect of embedded and ALM derivatives (e)	**9,318**	**(114)**			3,800	(20)		
Total liabilities	**51,257**	**(1,565)**		**(12.79)**	51,098	(619)		(4.94)
Interest margin			**0.94**	**2.62**			0.89	1.11
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**127,384**	**(3,790)**	**(11.38)**		119,878	(2,179)	(7.07)	
Effect of derivatives: (e)								
Hedging derivatives	**6,241**	**(1)**			4,586	42		
Embedded derivatives and ALM	**71,264**	**(2,420)**			48,338	(1,261)		
Total assets	**204,889**	**(6,211)**		**(11.59)**	172,802	(3,398)		(7.64)
Liabilities (d)	**123,785**	**4,411**	**13.51**		114,836	2,443	8.24	
Effect of derivatives: (e)								
Hedging derivatives	**6,047**	**3**			4,519	(52)		
Embedded derivatives and ALM	**77,618**	**2,512**			52,638	1,440		
Total liabilities	**207,450**	**6,926**		**12.70**	171,993	3,831		8.62
Interest margin			**2.13**	**1.11**			1.17	0.98

See footnotes on page 89.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 September							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	**283,186**	**(221)**	**(0.31)**		(i) 264,842	255	0.38	
Effect of derivatives: (e)								
Hedging derivatives	**6,241**	**(1)**			4,586	42		
Embedded derivatives and ALM	**113,508**	**(2,257)**			63,322	(1,101)		
Total assets	**402,935**	**(2,479)**		**(2.44)**	332,750	(804)		(0.97)
Total monetary liabilities generating interest expenses (d)	**267,725**	**2,232**	**3.29**		(i) 250,465	956	1.52	
Effect of derivatives: (e)								
Hedging derivatives	**6,047**	**3**			4,519	(52)		
Embedded derivatives and ALM	**113,290**	**2,393**			62,848	1,404		
Total liabilities	**387,062**	**4,628**		**4.70**	317,832	2,308		2.87
Interest margin			**2.98**	**2.26**			1.90	1.90
In respect of options		**(8)**				(19)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		**3**				(4)		
Financing commissions and other financing income (g)		**(86)**				188		
Other financing expenses		**207**				49		
Net interest income before provision for doubtful debts		**2,265**				1,718		
Provision for doubtful debts (including general and supplementary provision)		**(79)**				(282)		
Net interest income after provision for doubtful debts		**2,186**				1,436		
Monetary assets generating interest income (d) (f)	**283,186**				264,842			
Assets derived from derivative instruments (h)	**4,564**				3,726			
Other monetary assets (d)	**4,063**				3,548			
General provision and supplementary provision for doubtful debts	**(973)**				(1,072)			
Total monetary assets	**290,840**				271,044			
Monetary liabilities generating interest expenses (d)	**267,725**				250,465			
Liabilities derived from derivative instruments (h)	**4,517**				3,493			
Other monetary liabilities (d)	**8,636**				6,304			
Total monetary liabilities	**280,878**				260,262			
Total monetary assets exceed monetary liabilities	**9,962**				10,782			
Non-monetary assets	**10,870**				8,198			
Non-monetary liabilities	**913**				1,449			
Total capital resources	**19,919**				17,531			

See footnotes on page 89.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three and nine month periods amounts to NIS 72 million and NIS 168 million respectively.
The linked Israeli currency sector for the three and nine month periods amounts to NIS *104 million* and NIS 125 million respectively.
The foreign currency sector (which includes foreign currency - linked Israeli sector) for the three and nine month periods amounts to NIS 38 million and NIS (14) million respectively.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month and nine month period amounts to NIS 214 million and NIS 279 million respectively.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

(i) Restated – see Note 1E.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the three months ended 30 September							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including *Israeli* currency linked to foreign currency)								
Assets (c) (d)	**19,070**	**270**	**5.79**		17,433	235	5.49	
Effect of derivatives: (e)								
Hedging derivatives	**1,479**	**-**			1,036	10		
Embedded derivatives and ALM	**16,832**	**(29)**			10,844	(6)		
Total assets	**37,381**	**241**		**2.60**	29,313	239		3.29
Liabilities (d)	**19,094**	**(193)**	**(4.10)**		16,971	(155)	(3.70)	
Effect of derivatives: (e)								
Hedging derivatives	**1,434**	**1**			1,021	(12)		
Embedded derivatives and ALM	**18,312**	**15**			11,774	(4)		
Total liabilities	**38,840**	**(177)**		**(1.83)**	29,766	(171)		(2.32)
Interest margin			**1.69**	**0.77**			1.79	0.97
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	**11,032**	**182**	**6.76**		9,629	131	5.57	
Effect of embedded and ALM derivatives (e)	**49**	**4**			67	4		
Total assets	**11,081**	**186**		**6.88**	9,696	135		5.73
Liabilities (d)	**10,191**	**(127)**	**(5.06)**		8,926	(94)	(4.28)	
Effect of embedded and ALM derivatives (e)	**74**	**-**			109	-		
Total liabilities	**10,265**	**(127)**		**(5.03)**	9,035	(94)		(4.21)
Interest margin			**1.70**	**1.85**			1.29	1.52
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	**30,102**	**452**	**6.15**		27,062	366	5.52	
Effect of derivatives: (e)								
Hedging derivatives	**1,479**	**-**			1,036	10		
Embedded derivatives and ALM	**16,881**	**(25)**			10,911	(2)		
Total assets	**48,462**	**427**		**3.57**	39,009	374		3.89
Monetary liabilities in foreign currency generating financing expense (d)	**29,285**	**(320)**	**(4.43)**		25,897	(249)	(3.90)	
Effect of derivatives: (e)								
Hedging derivatives	**1,434**	**1**			1,021	(12)		
Embedded derivatives and ALM	**18,386**	**15**			11,883	(4)		
Total liabilities	**49,105**	**(304)**		**(2.49)**	38,801	(265)		(2.76)
Interest margin			**1.72**	**1.08**			1.62	1.13

See footnotes on page 91.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been deducted to the average balance of the assets for local and foreign operations, in the amount of US$ 9 million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the Nine months ended 30 September							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**94,596**	**4,228**	**6.01**		(i) 87,420	4,474	6.88	
Effect of embedded and ALM derivatives (e)	**33,225**	**496**			15,003	430		
Total assets	**127,821**	**4,724**		**4.96**	102,423	4,904		6.43
Liabilities (d)	**100,774**	**(2,274)**	**(3.02)**		(i) 86,743	(2,404)	(3.71)	
Effect of embedded and ALM derivatives (e)	**18,747**	**(51)**			6,764	(55)		
Total liabilities	**119,521**	**(2,325)**		**(2.60)**	93,507	(2,459)		(3.52)
Interest margin			**2.99**	**2.36**			3.17	2.91
Israeli currency – linked to the CPI								
Assets (c) (d)	**57,814**	**3,797**	**8.85**		56,449	3,000	7.15	
Effect of embedded and ALM derivatives (e)	**449**	**24**			252	9		
Total assets	**58,263**	**3,821**		**8.84**	56,701	3,009		7.14
Liabilities (d)	**42,789**	**(2,486)**	**(7.82)**		47,257	(2,187)	(6.22)	
Effect of embedded and ALM derivatives (e)	**7,494**	**(431)**			3,839	(126)		
Total liabilities	**50,283**	**(2,917)**		**(7.81)**	51,096	(2,313)		(6.08)
Interest margin			**1.03**	**1.03**			0.93	1.06
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**124,873**	**1,234**	**1.32**		120,411	(1,729)	(1.91)	
Effect of derivatives: (e)								
Hedging derivatives	**6,557**	**171**			4,605	143		
Embedded derivatives and ALM	**56,660**	**(1,530)**			49,790	(1,577)		
Total assets	**188,090**	**(125)**		**(0.09)**	174,806	(3,163)		(2.41)
Liabilities (d)	**118,995**	**482**	**0.54**		115,406	2,810	3.23	
Effect of derivatives: (e)								
Hedging derivatives	**6,308**	**(163)**			4,525	(139)		
Embedded derivatives and ALM	**63,832**	**1,546**			54,084	1,995		
Total liabilities	**189,135**	**1,865**		**1.31**	174,015	4,666		3.56
Interest margin			**1.86**	**1.22**			1.32	1.15

See footnotes on page 89.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the Nine months ended 30 September							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	**277,283**	**9,259**	**4.48**		(i) 264,354	5,745	2.91	
Effect of derivatives: (e)								
Hedging derivatives	**6,557**	**171**			4,605	143		
Embedded derivatives and ALM	**90,334**	**(1,010)**			65,045	(1,138)		
Total assets	**374,174**	**8,420**		**3.01**	333,930	4,750		1.90
Total monetary liabilities generating interest expenses (d)	**262,558**	**(4,278)**	**(2.18)**		(i) 249,406	(1,781)	(0.95)	
Effect of derivatives: (e)								
Hedging derivatives	**6,308**	**(163)**			4,525	(139)		
Embedded derivatives and ALM	**90,073**	**1,064**			64,687	1,814		
Total liabilities	**358,939**	**(3,377)**		**(1.26)**	318,618	(106)		(0.04)
Interest margin			**2.30**	**1.75**			1.96	1.86
In respect of options		**40**				(14)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		**2**				(2)		
Financing commissions and other financing income (g)		**641**				459		
Other financing expenses		**141**				72		
Net interest income before provision for doubtful debts		**5,867**				5,159		
Provision for doubtful debts (including general and supplementary provision)		**(128)**				(668)		
Net interest income after provision for doubtful debts		**5,739**				4,491		
Monetary assets generating interest income (d) (f)	**277,283**				264,280			
Assets derived from derivative instruments (h)	**4,049**				3,737			
Other monetary assets (d)	**4,192**				3,456			
General provision and supplementary provision for doubtful debts	**(998)**				(1,060)			
Total monetary assets	**284,526**				270,413			
Monetary liabilities generating interest expenses (d)	**262,558**				249,406			
Liabilities derived from derivative instruments (h)	**3,814**				3,562			
Other monetary liabilities (d)	**8,459**				6,663			
Total monetary liabilities	**274,831**				259,631			
Total monetary assets exceed monetary liabilities	**9,695**				10,782			
Non-monetary assets	**9,937**				7,821			
Non-monetary liabilities	**776**				1,525			
Total capital resources	**18,856**				17,078			

See footnotes on page 89.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the Nine months ended 30 September							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	19,301	807	5.61		16,925	641	5.08	
Effect of derivatives: (e)								
Hedging derivatives	1,571	41			1,013	32		
Embedded derivatives and ALM	13,505	1			10,899	(2)		
Total assets	34,377	849		3.30	28,837	671		3.12
Liabilities (d)	18,715	(551)	(3.94)		16,500	(404)	(3.28)	
Effect of derivatives: (e)								
Hedging derivatives	1,511	(39)			996	(31)		
Embedded derivatives and ALM	15,200	(20)			11,807	3		
Total liabilities	35,426	(610)		(2.30)	29,303	(432)		(1.97)
Interest margin			1.67	1.00			1.80	1.15
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	10,509	488	6.24		9,517	368	5.18	
Effect of embedded and ALM derivatives (e)	47	16			50	9		
Total assets	10,556	504		6.41	9,567	377		5.29
Liabilities (d)	9,717	(343)	(4.74)		8,832	(256)	(3.89)	
Effect of embedded and ALM derivatives (e)	68	-			85	-		
Total liabilities	9,785	(343)		(4.71)	8,917	(256)		(3.86)
Interest margin			1.50	1.70			1.29	1.43
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	29,810	1,295	5.83		26,442	1,009	5.12	
Effect of derivatives: (e)								
Hedging derivatives	1,571	41			1,013	32		
Embedded derivatives and ALM	13,552	17			10,949	7		
Total assets	44,933	1,353		4.03	38,404	1,048		3.66
Monetary liabilities in foreign currency generating financing expense (d)	28,432	(894)	(4.22)		25,332	(660)	(3.49)	
Effect of derivatives: (e)								
Hedging derivatives	1,511	(39)			996	(31)		
Embedded derivatives and ALM	15,268	(20)			11,892	3		
Total liabilities	45,211	(953)		(2.82)	38,220	(688)		(2.41)
Interest margin			1.61	1.21			1.63	1.25

See footnotes on page 95.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (3) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 September 2007 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 November 2007

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 September 2007 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 November 2007

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

KPMG

Somekh Chaikin

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: <u>Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month and nine month periods ended 30 September 2007</u>

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries as at 30 September 2007 and the condensed interim consolidated statements of profit and loss and changes in shareholders' equity for the three month and nine month periods then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 30 September 2007, and whose net interest income before provision for doubtful debts constitutes some 6% and some 1% of the total consolidated net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the three month and nine month periods then ended, respectively.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Note 1E regarding restatement of the financial statements as at 30 September 2006, as a result of revision of the reporting to the public directives in respect of publication of a format for financial statements to the public of credit card companies. Furthermore, we draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements concerning claims against the Bank and against a subsidiary, including applications for their approval as class actions, to the contents of Notes 10B and 11 concerning claims and uncertainties relating to companies included on equity basis and to the contents of Note 7 regarding indictments filed against the Bank, subsidiaries and a number of employees. The Bank is unable to estimate the effect of the said matters on the Bank, if any, on its financial position and on its operating results, and whether or not they will be of a material nature.

Kost Forer Gabbay & Kasierer	**Somekh Chaikin**
Certified Public Accountants (Isr.)	**Certified Public Accountants (Isr.)**

28 November 2007

Condensed Consolidated Balance Sheet as at 30 September 2007
Reported amounts

	30 September 2007	30 September 2006	31 December 2006
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**45,661**	39,651	47,609
Securities	**46,355**	45,869	46,375
Securities borrowed or purchased under agreement to resell	**246**	-	-
Credit to the public	**196,327**	(a) 180,448	183,800
Credit to governments	**701**	905	1,020
Investments in companies included on the equity basis	**1,855**	1,237	1,251
Buildings and equipment	**3,226**	3,020	3,056
Other assets	**7,636**	(a) 6,276	6,230
Total assets	**302,007**	277,406	289,341
Liabilities and equity capital			
Deposits of the public	**236,929**	221,996	231,823
Deposits from banks	**10,197**	5,453	5,241
Deposits from governments	**1,632**	2,239	2,146
Securities loaned or sold under agreement to repurchasel	**185**	-	-
Debentures, bonds and subordinated notes	**16,872**	16,050	15,622
Other liabilities	**15,540**	(a) 12,997	16,866
Total liabilities	**281,355**	258,735	271,698
Minority interest	**121**	150	152
Shareholders' equity	**20,531**	18,521	17,491
Total liabilities and equity capital	**302,007**	277,406	289,341

(a) Restated.

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff
Chairman of the
Board of Directors

Galia Maor
President and Chief
Executive Officer

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

Date of approval of the Financial Statements: 28 November 2007

Condensed Consolidated Statement of Profit and Loss
For the Period Ended 30 September 2007
Reported Amounts

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September		For the Year Ended 31 December
	2007	2006	**2007**	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)				
Net interest income before provision for doubtful debts	**2,265**	1,718	**5,867**	5,159	6,922
Provision for doubtful debts	**79**	282	**128**	668	933
Net interest income after provision for doubtful debts	**2,186**	1,436	**5,739**	4,491	5,989
Operating and other income					
Operating commissions	**834**	736	**2,487**	(a) 2,219	(a) 3,013
Profits from investments in shares, net	**9**	14	**234**	100	128
Other income	**66**	188	**309**	579	740
Total operating and other income	**909**	938	**3,030**	2,898	3,881
Operating and other expenses					
Salaries and related expenses	**1,104**	1,129	**3,135**	3,570	4,552
Building and equipment maintenance and depreciation	**313**	298	**907**	(a) 872	(a) 1,201
Other expenses	**368**	358	**1,031**	(a) 1,049	(a) 1,514
Total operating and other expenses	**1,785**	1,785	**5,073**	5,491	7,267
Operating profit before taxes	**1,310**	589	**3,696**	1,898	2,603
Provision for taxes on operating profit	**471**	343	**1,367**	981	1,320
Operating profit after taxes	**839**	246	**2,329**	917	1,283
Equity in after-tax operating profits of companies included on the equity basis	**62**	45	**146**	143	171
Minority interest in after-tax operating losses (profits) of subsidiaries	**-**	5	**(3)**	3	-
Net operating profit	**901**	296	**2,472**	1,063	1,454
After-tax profit from extraordinary items	**109**	674	**368**	1,397	2,080
Net profit for the period	**1,010**	970	**2,840**	2,460	3,534
	(NIS)				
Basic earnings per share					
Net operating profit	**0.64**	0.21	**1.75**	0.75	1.03
After-tax profit from extraordinary items	**0.08**	0.48	**0.26**	0.99	1.47
Total	**0.72**	0.69	**2.01**	1.74	2.50
Diluted earnings per share					
Net operating profit	**0.62**	0.21	**1.73**	0.75	1.03
After-tax profit from extraordinary items	**0.08**	0.48	**0.26**	0.99	1.47
Total	**0.70**	0.69	**1.99**	1.74	2.50

(a) Reclassified

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 30 September 2007
Reported Amounts

	For the Three Months Ended 30 September					
	2007			2006		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,493	12,155	19,648	7,262	10,089	17,351
Net profit for the period	-	1,010	1,010	-	970	970
Benfit in respect of shares based payment transactions	55	-	55	(b) 76	(b) -	76
Adjustments in respect of presentation of securities available for sale at fair value	-	(327)	(327)	-	251	251
Related tax effect	-	125	125	-	(91)	(91)
Translation adjustments for companies included on the equity basis	-	23	23	-	(36)	(36)
Loans to employees for purchase of Bank's shares	-	(3)	(3)	-	-	-
Balance at the end of the period	7,548	(a) 12,983	20,531	7,338	(a) 11,183	18,521

	For the six Months Ended 30 September					
	2007			2006		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,405	10,086	17,491	7,010	8,990	16,000
Net profit for the period	-	2,840	2,840	-	2,460	2,460
Benfit in respect of shares based payment transactions	143	-	143	(b) 328	(b) -	328
Adjustments in respect of presentation of securities available for sale at fair value	-	(16)	(16)	-	362	362
Related tax effect	-	9	9	-	(133)	(133)
Translation adjustments for companies included on the equity basis	-	(5)	(5)	-	(35)	(35)
Loans to employees for purchase of Bank's shares	-	69	69	-	(461)	(461)
Balance at the end of the period	7,548	(a) 12,983	20,531	7,338	(a) 11,183	18,521

	For the Year Ended 31 December 2006 (Audited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance as at 1 January 2006	7,010	8,990	16,000
Net profit for the year	-	3,534	3,534
Proposed dividend	-	(2,500)	(2,500)
Benfit in respect of shares based payment transactions	395	-	395
Adjustments in respect of presentation of securities available for sale at fair value	-	876	876
Related tax effect	-	(299)	(299)
Translation adjustments for companies included on the equity basis	-	(61)	(61)
Loans to employees for purchase of Bank's shares	-	(454)	(454)
Balance as at 31 December 2006	7,405	(a) 10,086	17,491

(a) The retained earnings at the end of the period include:

1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (408) million (NIS (377) million as at 30 September 2006 and NIS (403) million as at 31 December 2006).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 616 million (NIS 275 million as at 30 September 2006 and NIS 623 million as at 31 December 2006).

(b) Reclassified.

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 30 September 2007 have been prepared in accordance with accounting principles used in the preparation of interim reports. The accounting principles used in preparing the interim reports are consistent with those used in preparing the audited Financial Statements as at 31 December 2006, except as mentioned in Notes 1A-D below. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2006 and for the year ended on that date, and their accompanying Notes.

A. Circular of the Supervisor of Banks regarding "Transfers and Service of Financial Assets and Discharge of Liabilities."

The Bank is implementing the circular of the Supervisor of Banks, which determines an amendment to the directives on reporting to the public with regard to "Transfers and Service of Financial Assets and Discharge of Liabilities." The directives determined in this circular adopt the measurement and disclosure principles of the American Standard FAS 140 - "Accounting Principles for Transfers of and Service of Financial Assets and Discharge of Liabilities", for the purpose of distinguishing between transfers of financial assets to be recorded as sales and other transfers. In light of the above, the principle was adopted pursuant to which a transferred financial asset will be presented in the balance sheet of the party controlling it, whether it is the transferor of the asset or the recipient of the asset. On this subject, the directives include detailed control tests relating to repurchase transactions, loans of securities, securitization of loans, sales and participation in loans.

The amendments to the reporting to the public directives apply to all banking corporations with respect to transactions involving loans of securities, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of service to financial assets and discharge of liabilities, carried out after 31 December 2006.

B. Accounting Standard No. 27 - "Fixed Assets"

In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" ("Standard 27"). Standard 27 sets rules for recognizing, measuring and subtracting fixed asset items and the disclosure required in respect thereof. Standard 27 provides, *inter alia,* that at the time of initially recognizing a fixed asset item, the entity must estimate and include as part of the costs of the item, the costs which will be attributed to it due to a commitment to dismantle and transfer the item and restore the site in which it was located. Standard 27 also provides that a group of similar fixed asset items will be measured according to cost less accrued depreciation and less losses incurred from declines in value, or, alternatively, at a revalued amount less accrued depreciation, while an increase in the value of the asset above the initial cost as a result of the revaluation will be credited directly to shareholders' equity in the revaluation fund item. Each part of fixed assets, whose cost is significant in relation to the total cost of the item, will be depreciated separately, including the costs of significant periodic inspections. Further, Standard 27 provides that a fixed asset item that was acquired in consideration for another non-monetary item within the framework of a transaction of a commercial nature will be measured according to fair value.

In August 2007, the Supervisor of Banks published instructions according to which banking corporations are required to implement Standard 27 in preparing the financial statements for periods commencing on 1 January 2007, save for the subjects in respect of which the Supervisor has determined specific directives with regard to the manner of implementing Standard 27.

In particular, in accordance with the directives, the banks will be able to measure fixed asset items only in accordance with cost less accrued depreciation, and less losses from decreases in value. Further, with regard to matters on which Standard 27 refers to other regulations and/or makes use of definitions of terms which have yet to be adopted in the directives on reporting to the public, the rules and definitions set out in the directives on reporting to the public will continue to apply. In

addition, where the text of Standard 27 is different from International Standard IAS 16, "Fixed Assets", the provisions as drafted in the International Standard will apply.

Except for the treatment of recognition of the first estimate of the costs of dismantling and transfer of a fixed assets item, and restoring the site where it was located, the adoption of Standard 27 will be made retroactively.

The implementation of the new Standard 27 did not have a material effect on the operating results or financial position of the Bank.

C. **Accounting Standard No. 16 – "Real Estate for Investment"**

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 16, "Real Estate for Investment" ("Standard 16"). Standard 16 provides rules for recognition, measurement and disposal of real estate and the proper disclosure in respect thereof. Standard 16 provides, among other things, that real estate for investment is to be measured initially at cost plus transaction costs. In addition, Standard 16 provides that in succeeding periods, the entity is to choose between measurement of all its real estate for investment at cost less accumulated depreciation and less losses from a decline in value, or measurement based on fair value, where updates of such fair value are to be recorded in the profit and loss statement.

In August 2007, the Supervisor of Banks published instructions pursuant to which banking corporations are required to implement Standard 16 in preparing the financial statements for periods commencing on 1 January 2007, save for the subjects in respect of which the Supervisor has determined specific directives with regard to the manner of implementing Standard 16. In particular, in accordance with the directives, the banks will only be able to measure a real estate for investment item in accordance with cost less accumulated depreciation and less losses from a decline in value. Further, with regard to matters on which Standard 16 refers to other standards and/or makes use of definitions of terms which have yet to be adopted in the directives on reporting to the public, the rules and definitions set out in the directives on reporting to the public will continue to apply. In addition, where the text of Standard 16 is different from International Standard IAS 40, "Real Estate for Investment", the provisions as drafted in the International Standard will apply.

The implementation of Standard 16 did not have an effect on the operating results or financial position of the Bank.

D. **Accounting Standard No. 30 - "Intangible Assets"**

In March 2007, the Israel Accounting Standards Board published Standard Number 30, "Intangible Assets" ("Standard 30"). Standard 30 provides for the accounting treatment of intangible assets and prescribes the method according to which their value is to be measured in the accounts, while detailing the required disclosures. Standard 30 will at first be implemented retroactively, except as described below. Regarding business combinations, Standard 30 will be applied to such combinations if they took place on 1 January 2007 or afterwards. With regard to an in-process research and development project which is acquired in the framework of a business combination that took place before 1 January 2007, which fits the definition of an intangible asset on the date of the acquisition, and which is recorded as an expense on the date of the acquisition, the entity will recognize the in-process research and development project on 1 January 2007, while attributing relevant taxes.

A research and development project will be recognized according to the amount estimated at the time of the acquisition, less depreciation that would have been accumulated had the project been depreciated from the time of acquisition until 31 December 2006, in accordance with the asset's useful life and less the accumulated losses from a decline in value. The amount of the adjustment will be charged to the surpluses balance on 1 January 2007.

In August 2007, the Supervisor of Banks published instructions pursuant to which banking corporations are required to implement Standard 30 in preparing the financial statements for periods commencing on 1 January 2007, save for the subjects in respect of which the Supervisor has determined specific directives with regard to the manner of implementing Standard 30. In particular, in accordance with the directives, the banks will only be able to measure intangible assets in accordance with cost less accumulated depreciation and less losses from a decline in value.

Banking corporations will not implement the rules determined in Standard 30 regarding recognition of intangible assets acquired together with businesses, until banking corporations in Israel adopt the international financial reporting standard IFRS 3, on "Business Combinations", or until the voluntary adoption of the entire American accounting standard FAS 141 on "Business Combinations", with the approval of the Supervisor of Banks. Further, notwithstanding the provisions of Standard 30, software costs recognized as intangible assets will be presented in the balance sheet of banks under the "Buildings and Equipment" item.

Further, with regard to matters on which Standard 30 refers to other standards and/or makes use of definitions of terms which have yet to be adopted in the directives on reporting to the public, the rules and definitions set out in the directives on reporting to the public will continue to apply. In addition, where the text of Standard 30 is different from International Standard IAS 38, "Intangible Assets", the provisions as drafted in the International Standard will apply.

The implementation of Standard 30 did not have a material effect on the operating results or financial position of the Bank.

E. **Comparative figures and re-statement**

The financial statements indicate comparative figures that have been re-stated. Furthermore, following the circular of the Supervisor of Banks regarding credit card companies, the credit to the public and the other liabilities items were restated in the balance sheet as at 30 September 2006 so as to include in them open credit card transactions, which until the publication of the directive were presented as off-balance sheet financial instruments. The figures were amended in accordance with the transitional guidelines and directives on the matter. The restatement did not effect on the profit and loss statements.

The following table indicates the effect on the financial statements as at 30 September 2006, in millions of shekels:

	As previously reported	**Change**	**As presented in these Financial Statements**
Credit to the public	176,256	4,192	180,448
Other assets	6,751	(475)	6,276
Other liabilities	9,280	3,717	12,997

2. **Future Application of Accounting Standards:**

A. **Accounting Standard No. 29** - "Adoption of International Financing Reporting Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)" (the "Standard"). The Standard prescribes that entities that are subject to the Securities Law, 1968, and are obliged to report in accordance with the regulations issued under the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing from 1 January 2008. This does not apply to

banking corporations, the financial statements of which are prepared in accordance with the directives and guidelines of the Supervisor of Banks.

With respect to the manner in which Standard 29 is to be adopted by banking corporations, the Supervisor of Banks has notified the banks as follows:

1) He intends to provide, on a regular basis, directives regarding the adoption of Israeli standards published by the Israel Accounting Standards Board that are based on IFRS and are not related to the core banking business.

2) In the second half of 2009 he will publish his decision regarding the date of adopting IFRS related to the core banking business. He will do this taking into account the results of the adoption of these standards in Israel on the one hand, and the progress made in the convergence process between IFRS and American standards on the other hand.

3) Therefore, with respect to the core banking business, the financial statements of a banking corporation that are prepared in accordance with the directives and guidelines of the Supervisor of Banks will continue to be prepared according to the American standards provided in the directives dealing with reporting to the public.

B. **Accounting Standard No. 23 – "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder"**

In December 2006, the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" ("Standard 23"). Standard 23 effectively replaces the main provisions of the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in Financial Statements), 1996 as adopted in the reporting to the public directives of the Supervisor of Banks. Standard 23 provides that assets (other than an intangible asset with no active market) and liabilities that are the subject of a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be recorded in shareholders' equity. A debit difference effectively constitutes a dividend and accordingly reduces the surpluses. A credit difference effectively constitutes an investment of the shareholder and shall therefore be presented under a separate item of shareholders' equity called "capital reserve from transaction between an entity and its controlling shareholder."

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or alternatively, the transfer of an asset from the entity to the controlling shareholder; the assumption by the controlling shareholder of all or part of a liability of the entity to a third party, indemnification of the entity by the controlling shareholder in respect of an expense, and the waiving by the controlling shareholder of all or part of the entity's debt to it; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also determines the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 applies to transactions between an entity and its controlling shareholder that are executed after 1 January 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect, as from the date of its coming into effect.

As at the date of publishing the Financial Statements, the Supervisor of Banks has not yet published directives regarding the manner in which Standard 23 should be adopted by banking corporations, if at all.

3. In the regular course of business, legal claims have been filed against the Bank and certain consolidated companies, including petitions for approval of class actions.

In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the petitions for approval of class actions, appropriate provisions have been recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.

In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies on various subjects, the amount of each of which exceeds NIS 2 million, and regarding which the chances of the claims succeeding are not remote, amounts to some NIS 52 million.

The following are details of claims in material amounts.

A. In September 1997, a foreign company in the process of liquidation filed a claim against the Bank, against a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and against certain of their employees, in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to a transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

B. On 15 June 2000, a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with a petition to approve the claim as a class action, in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in its various publications, promised depositors of shekel deposits made by self service through direct banking channels, that they would receive a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit misled the depositors into thinking that the 1% additional interest would be paid also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original deposit period, as is the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors he represents, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

C. On 14 October 2004 a petition to approve a claim as a class action in the amount of some NIS 2 billion was filed against the Bank with the Tel Aviv-Jaffa District Court on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the petitioner that he and all other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees unlawfully and contrary to the exemptions indicated beside the fees on the Bank's price list. The petitioner maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The petitioner is also claiming that in this way the Bank was unlawfully enriched.

After the Bank submitted to the Court its response to the petition to approve the claim as a class action, and the petitioner submitted a reply to the Bank's response to the petition for approval of a class action, a petition was filed with the Court to amend the statement of claim, pursuant to which the petitioner requested to strike out all that part of the claim relating to the securities deposit management fee commission. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. Following the amendment, the Bank submitted an amended response to the amended petition for approval of the claim as a class action and an amended reply of the petitioner was filed.

D. In June 2005, a petition for the approval of the filing of a class action was filed against the Bank in the Tel Aviv-Jaffa District Court in the amount of NIS 576 million.

The petitioner claims that the Bank did not stand by promises advertised on its Internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the Internet. The petitioner is demanding that the Bank pay him and all depositors through the Internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits.

E. On 7 August 2005 a petition was filed in the Tel Aviv-Jaffa District Court to approve a claim as a class action against the Bank, based on the assertion that until January 2003 the Bank did not credit its customers with a proportionate part of the amounts of the commission that they paid for bank guarantees that were issued at their request and the amount whereof was reduced prior to the end of the guarantee period.

The Plaintiffs assert that the amount of the claim exceeds NIS 2.5 million. On 20 July 2007, the court rejected the petition for the approval of the filing of the claim as a class action.

F. In February 2006 a petition for the approval of filing a class action was filed against the Bank by a customer of the Bank in the Tel Aviv-Jaffa District Court, in an amount estimated by the petitioner at some NIS 300 million.

According to the petitioner, in the framework of the sale of structured products to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which inures to the benefit of the Bank in the transaction, which in the petitioner's view contradicts the requirement for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is made up of all Bank customers who invested in various structured products marketed by the Bank, from January 1999 until January 2006, and to whom the Bank did not disclose what allegedly should have been disclosed.

The Bank has filed a response to the petition for the approval of the claim as a class action.

G. On 12 September 2006, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim B.M. and Israel Discount Bank Ltd. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the petitioner, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The petitioner is not a customer of the Bank but of the other banks, but is claiming that she suffered damage due to the Bank's being a party to the alleged restrictive arrangement. The remedy requested by the petitioner is refund of the alleged over-charging to the

respondent customers, who took unlinked shekel credit or a "retroactive reduction" of the aforementioned interest and commission rates that the respondent banks collected during the past decade. The Bank has submitted its response to the petition to approve the claim as a class action.

4. In addition, there are legal claims pending against the Bank, including petitions for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of these legal proceedings, it is not possible at this stage to estimate the chances of the claims and therefore no provision has been recorded in respect thereof. The following are the details of the legal claims:

A. On 23 November 2006, a claim and a petition to approve the claim as a class action were filed in the Jerusalem District Court against the Bank and against Bank Hapoalim B.M. and Israel Discount Bank Ltd. The petitioners allege that in respect to credit to the household sector, the banks collect interest at a rate that is much higher than that collected from the commercial sector and from the corporate sector, this in spite of the fact that the risk in extending credit to the household sector is significantly lower than the risk for those sectors, and that this excessive interest rate derives from the exploitation of the minimal bargaining power of the household sector and from the monopolistic power of the respondents. The petitioners allege that this is an infringement of the Restrictive Trade Practices Law, 1988, which prohibits a monopolist from abusing its position in the market, and that there is a real fear that the lack of competition among the respondents, regarding all matters concerning the household sector, is the result of a restrictive arrangement among the parties.

The petitioners also allege that the interest rate was determined while misleading the consumers regarding the usual price for credit service to the household sector, contrary to the provisions of the Consumer Protection Law, 1981 and the Banking (Service to Customer) Law, 1981.

The petitioners allege that the damage caused to them and the members of the group is the result of the multiple of (1) the gap between the interest rate effectively collected and the fair interest rate that would have been established for loans to the household sector in a competitive market, (2) the amounts of credit that each of the petitioners and members of the group took during the seven years preceding the filing of the claim.

The damage alleged by them is NIS 5.581 billion according to one method, and NIS 5.206 billion according to a second method. Of this amount, the estimated damage attributed to the Bank's customers is at least NIS 1.550 billion.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this preliminary stage to estimate the chances of the petition.

B. On 31 January 2007, a petition to approve a class action was filed in the Tel-Aviv-Jaffa District Court against the Bank, as well as against Israel Discount Bank Ltd. and the First International Bank of Israel Ltd. One of the petitioners is, he alleges, a member of provident funds which he claims are managed by the Bank and are under its ownership. The aforesaid petitioner alleges that the commissions being paid by the provident funds to the Bank in respect to transactions in securities are "excessive." He claims that he and the other fund members have suffered damage in the amount of commissions that were paid that were beyond the "reasonable and acceptable commissions that should have been paid." The amount being claimed in the class action from all of the respondents is NIS 200 million. The petitioners are requesting various remedies, including the determination of a ceiling for commissions in accordance with "an appropriate rate," as well as an order that the Bank restore to the funds all of the commissions that it over-charged them, together with appropriate interest.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

C. On 1 April 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, additional banks, and entities that purchased the control of the mutual fund managers from the banks. The amount claimed against the Bank is estimated by the petitioners at some NIS 131 million.

The petitioners claim that they held and hold mutual fund units that were managed by fund managers controlled by the Bank. According to the petitioners, the Bank, beginning in 2004, charged the fund managers it controlled brokerage commissions with respect to the execution of securities and foreign currency transactions, at a rate higher than the rate it charged other entities, and in doing so, it acted unlawfully.

According to them, although during 2006 the Bank sold its holdings in the fund managers to third parties, it continues to provide the same services to the mutual funds in exchange for even higher commissions than those charged prior to the sale of the control, and the continued provision of the said services suggests that the Bank and the purchasers of the control of the fund managers had agreed that in exchange for a reduction in the price paid for a mutual fund manager, the Bank would continue to provide the trading services that it had provided prior to the sale, in exchange for the high commissions that had been charged up until the sale – a matter which removes all substance, they allege, from the sale of the control of the fund managers.

The petitioners argue that they and the other holders of mutual fund units that were or are under the Bank's control have suffered damages that reflect the reduction in the value of the mutual fund units due to the alleged over-charging.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

D. On 26 June 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, for a claim in the amount of NIS 200 million. The plaintiff claims that the Bank charged its customers securities deposit management fee commissions which were higher than had been agreed, each time a low volume partial sale of a specific share took place during a single quarter, for which a commission was paid on the execution date at the minimum rate established in the Bank's price list, and in addition a management fee commission was paid at the end of the quarter for shares that were not sold. Therefore, each time the plaintiff carried out a low volume partial sale of a particular share for which the commission was less than the minimum, the Bank charged the customer with the minimum commission as well as the management fee commission collected at the end of the quarter, with the aggregate amount of the two commissions being higher than the agreed maximum management fees that the Bank was entitled to collect. The plaintiff claims that the Bank was required to deduct the minimum commission collected at the time of the partial sale from the total amount of the management fees. The plaintiff also argues that the Bank's documents and announcements do not reflect the amounts of the management fee commissions that are actually charged during a single quarter.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

E. On 11 October 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, for a claim in the amount of some NIS 435 million. The petition includes a number of claims – the plaintiffs claim that the Bank collects management fees for securities accounts, in the minimum amount of NIS 5.5, for securities that are bought and sold on the same day, even if they are held for only one hour; that the Bank unilaterally cancelled an exemption from the management fee that the Bank is required to give, the plaintiffs claim, regarding the purchase of certain mutual funds through monthly standing orders; the Bank collects a commission for the buying and selling of securities at the minimum rate, without providing a 20% discount which is given, according to the Bank's representation, in respect of buying and selling commissions regarding transactions carried out through the Internet; when a nominal sale of securities was carried

out by customers during the month of December 2005 (in anticipation of the rise in tax rates for capital market transactions at the beginning of 2006), the Bank did not – according to the plaintiffs – treat the management fees that it had collected as a deductible expense for the customer when calculating the applicable tax. The plaintiffs further contend that if a security is sold during a particular quarter and the customer is charged with a minimum securities management fee, such fee should be deducted from the minimum management fee that the bank charges for that quarter, and the Bank does not do so; that the Bank charged an exorbitant penalty for withdrawing funds from deposits other than at the set exit dates of the deposits and that such fines reduced accumulated interest and principal; that with regard to daily deposits of the *Pidyom* type, the Bank rounds up the interest to full *agurot* each day, which the plaintiffs argue is in violation of Bank of Israel directives according to which the rounding up is to be done only once; that the Bank does not consolidate a single customer's shekel deposits which are of the same type and for the same period, and that the customer thus receives a lower interest rate than the customer would have received if the Bank had consolidated the deposits.

In the opinion of the Bank's Management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the petition.

5. The following are details of petitions for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, and in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000, a petition for approval of a class action was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim for which approval as a class action was requested is estimated by the petitioners at some NIS 100 million.

The petitioners, who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken from Leumi Mortgage Bank. According to the petitioners, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The petitioners contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim has been stayed until the appeals regarding the matter reviewed in paragraph 6A below are decided.

B. On 3 July 2001, a petition was filed in the Tel Aviv-Jaffa District Court for approval of a class action based on the Banking (Service to Customer) Law, 1981, the Restrictive Trade Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The amount of the class action the approval of which is requested is estimated by the petitioner at some NIS 180 million as of the date of submission of the claim.

The subject of the claim is claims of alleged overcharging by Leumi Mortgage Bank of its borrowers who took out loans at variable interest. The petitioner took out a loan from Leumi Mortgage Bank at variable interest. The petitioner is claiming that the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally, due to it being based on misleading information which misled borrowers, the existence of a syndicate between the mortgage banks which caused a limit to the supply of loans at variable interest and to their quality and variety, and a series of other claims.

In addition to monetary relief, additional relief was requested including declarative relief and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court dismissed the petition for approval of the claim as a class action. On 23 September 2003 the petitioner appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to stay the continuation of the hearing of the appeal in order to await a decision in an additional hearing regarding Regulation 29 of the Civil Procedure Regulations, 1984 (file no. 5161/03) that was meanwhile handed down on 1 September 2005. In short, the judgment states that although interpretive means may be utilized to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, taking into consideration the legislative procedures underway in the field of class actions. Accordingly, it was agreed, with the parties' consent, that the matter of Regulation 29 would be struck from the appeal.

On 12 March 2006, the Class Actions Law, 2006 (the "Law") was published. The object of the Law is to lay down uniform rules relating to the filing and conduct of class actions.

The Law provides that a class action may not be filed except with respect to a type of claim specified in the schedule to the Law, or pursuant to an express statutory provision. The matters in respect whereof a class action may be filed on the basis of the Law include "a claim against a banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not." The Law provides that in principle its provisions shall also apply to petitions to approve a class action and to class actions that were pending before the court when the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Law also lays down provisions as to the prescription of causes of action that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as the arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in petitions to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Law to the proceeding before it, and if the Law in fact applies - its implications on the petition. At a hearing held on 15 October 2007, the Supreme Court dismissed the appeal.

C. On 7 July 2003 a petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law, 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The petitioner claims as follows: that he received a loan from Leumi Mortgage Bank; according to the law, Leumi Mortgage Bank was required to stamp the loan documents; Leumi Mortgage Bank charged the petitioner a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should have been calculated according to the amount of the loan, without taking interest into account; Leumi Mortgage Bank made misleading representations to the petitioner, according to which the stamp duty that was required from the petitioner was the legally required amount.

The relief requested is for the refund, by Leumi Mortgage Bank and the Director of Stamp Duty, to the group of petitioners, of the difference between the actual stamp duty and the amount claimed by the petitioner.

The amount of the class action whose approval is requested is estimated by the petitioner at some NIS 100 million. With the consent of the parties, Leumi Mortgage Bank has not yet submitted its response to the petition. The hearing of the case has been combined with similar petitions which have been filed against additional banks, and has been set for 4 February 2008.

D. On 27 March 2006, a petition was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the petition to be NIS 22 million.

The petition was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it, stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the petition, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan's principal.

It should be noted that a petition is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the Director of Stamp Duty on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was effected by charging stamp duty in respect of the interest component of the loan (see paragraph 5C above for further details of the matter). It is contended in the 2006 petition that it relates to a charge period that is different from that asserted in the petition to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage Bank. The date for filing a response by Leumi Mortgage Bank has been postponed to the date to be fixed for the filing of Leumi Mortgage Bank's response to the petition described in paragraph 5C above. At the petitioner's request, the claim was struck off without an order for costs.

6. In addition, the petitions for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, in reliance on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision has been recorded. The following are details of the legal proceedings:

A. On 17 July 1997 a petition for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the petitioners took out a loan from one of the respondent mortgage banks. According to the petitioners, in the context of taking out the loan, they were included in life insurance or property insurance policies taken out through the respondent banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, but only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues."

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the petitioners are pending. Pursuant to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all the appeals.

On 1 September 2005 the Supreme Court handed down a judgment in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time,

mainly because of the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see paragraph 5B above.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, it is not possible at this stage to estimate the chances of the appeals.

B. On 10 June 2003, an additional petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-charging of borrowers who took out loans at variable interest. Although the petition and the attached claim are stated unclearly, it appears that (at least partial) overlapping exists with the arguments basing the proceeding mentioned in paragraph 5B above, the requested relief and the group of petitioners.

The amount of the class action whose approval is requested is estimated by the petitioners at some NIS 90 million.

In light of the (at least partial) overlapping between the petition for approval of the class action reviewed here and the petition for approval of the class action reviewed in paragraph 5B above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal submitted in connection with the proceeding mentioned in paragraph 5B above. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the petition for approval of a class action.

As described in paragraph 5B, the appeal in the petition for approval of the class action was dismissed, and therefore the petitioner in this proceeding is entitled renew the proceedings in the petition for the approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of the management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

C. On 2 December 2006, a petition to approve a class action was filed in the Tel Aviv - Jaffa District Court against Leumi Mortgage Bank and against the Migdal Insurance Company Ltd. ("Migdal") regarding the payments of partial life insurance compensation. The estimated amount for the class action, as claimed by the petitioner, is NIS 150 million.

The petitioner and her deceased spouse took out a loan from Leumi Mortgage Bank. According to what is alleged in the request: borrowers who took out a loan from the Leumi Mortgage Bank were able to join a life insurance arrangement for borrowers, in which the insurer was Migdal; numbered among the borrowers who joined the aforesaid life insurance are borrowers who, when an insurance event occurred, received partial insurance compensation at a rate lower than the amount of the insurance and of the balance of the loan; contrary to the amount actually paid, Leumi Mortgage Bank and Migdal had promised to pay the insured-borrower parties, as stated "insurance compensation at the level of the loan balance that is due or at the level of the amount of insurance (the lower among them)" - so alleges the petitioner.

According to Management of the Bank, in reliance on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the chances of the claim.

D. On 19 August 2007, a petition to approve a class action was filed in the Jerusalem District Court against Leumi Mortgage Bank, together with the text of a statement of class action claim regarding the joining of an "additional borrower" to a portion of the loans granted by Leumi Mortgage Bank. The amount of the class action is estimated, according to the petitioners, at over NIS 5,000,000.

The petitioners are claiming that Leumi Mortgage Bank demanded the joining of an "additional borrower" within the framework of a loan taken out. According to the petitioners, the additional borrower is not a borrower at all but a fiction and in fact he is a guarantor of the loan. The petitioners claim that, if the person joined as an "additional borrower" was actually joined as a guarantor of the loan, he would not have been required to take out life insurance for the purposes of the loan, as he was required to do in practice.

The petitioners are requesting the approval of a class action on behalf of all such people who were classified as "additional borrowers" by Leumi Mortgage Bank, who have no rights to the pledged property and who, as part of the loan, were required to take out life insurance and pay insurance premiums in respect thereof, either directly or through the principal borrowers, for the seven years prior to the filing of the petition.

The petitioners are requesting the reimbursement of insurance premiums that were paid as mentioned, and an order instructing Leumi Mortgage Bank to cancel the requirement to take out life insurance, and the pledging thereof with regard to the additional borrowers who are members of the group.

According to Management of the Bank, in reliance on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the chances of the claim.

7. In March 2007, an indictment was filed against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offense attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law, 1984 as worded at the time of the alleged offense, together with section 29(b) of the Penal Law, 1977.

In the opinion of the Management of the Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the results of this proceeding.

8. **Capital Market Reform Legislation**

On 9 November 2004, the committee appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market published its recommendations. The government approved the committee's recommendations.

Following the committee's recommendations, on 10 August 2005, three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

The laws include, *inter alia*, comprehensive regulation of the management of provident funds and of pension counseling, within the framework of the banking system as well, and they obligate the banks to dispose of their holdings in provident fund and mutual fund management companies. Detailed information was provided in the Annual Report for 2006.

In June 2007, the Ministry of Finance distributed a proposed Amendment of the Control of Financial Services (Provident Funds) (Amendment Number 3) Law, 2007, which proposed, *inter alia*, that banking corporations or portfolio managers controlled by them be prohibited from counseling a fund member regarding the investment of the monies of a personally managed provident fund.

In July 2007, the Supervisor of the Capital Markets, Insurance and Savings Division reached an agreement with Bank Hapoalim regarding the gradual entry into the field of pension counseling, the main points of which are the commencement of the provision of pension counseling to salaried employees as from August 2010, and prior to this, the provision of pension counseling to the self-employed, to minors and to customers over the age of 55 who are not salaried employees. In the framework of the said agreement, the Chairman of the Knesset Economics Committee announced that he was withdrawing a private member's bill that he had submitted several months before, (which was described in the Annual Report for 2006) which had proposed that the large banks be prohibited from engaging in pension counseling for five years from the time at which they met the conditions laid down in the law for the receipt of a pension counseling license. Additionally, in light of the above agreement, which demonstrates a new model of gradual entry by the banks into the field of pension counseling, the Ministry of Finance undertook to initiate a governmental draft law which would allow the banks to provide counseling regarding pension products which are life insurance products, and to receive distribution commissions in respect thereof, as is already provided in the legislation regarding provident funds and pension funds that are not insurance funds. In the spirit of this undertaking, the proposed State Budget Arrangements (Legislative Amendments for Achieving the Budget Goals and Economic Policy for the 2008 Fiscal Year) Law, 2007, published in October of 2007, includes a proposed amendment of the Financial Services (Control) (Pension Counseling and Pension Marketing) Law, 2005 and the Financial Services (Control) (Insurance) Law, 1981.

Actions taken by the Bank following the legislation:

- Following the legislation, the Bank sold its provident fund and mutual fund management operations. Detailed information regarding the sales transactions is provided in the Annual Report for 2006 on pages 38 and 39 and in Note 31. The sales were completed during 2006 and during the first nine months of 2007. In July 2007, the sale of the operations of the supplementary training funds was completed. The Bank's share in the proceeds was some NIS 150 million and its net profit, some NIS 93 million, has been included in the results for the third quarter. In April 2007, an agreement was signed regarding the provision of operating services by the Bank to the supplementary training funds being sold, as well as a distribution agreement, under which the Bank will distribute the supplementary training funds. The Bank intends to provide its customers with counseling regarding investments in supplementary training funds, through investment counselors.

- The Bank and representatives of its employees are about to carry out a reorganization of the pension funds of the Bank's employees and of the employees of Leumi Mortgage Bank Ltd., for the purpose of complying with the provisions of the permit granted to the banks under the legislation, to engage in the management of provident funds, all the members of which are employees of the bank or employees of a corporation controlled by it.

- The Bank is examining the implications of the freedom of choice granted to employees with regard to provident funds, including freedom of movement from fund to fund, with respect to its obligations towards its employees at the time of retirement.

- The Bank has established central severance pay funds for its employees and for the employees of additional companies in the Group, which are managed by a company wholly-owned by the Bank.

- The Bank is at an advanced stage of preparation for its entry into the pension counseling field. These preparations involve the development of computerized tools and the training and recruiting of staff. The Bank has submitted an application for a pension counseling license to the Supervisor of the Capital Markets, Insurance and Savings Division. The Bank and the Supervisor are engaged in

negotiations with regard to the application, and disagreements have arisen regarding the scope of the license that the Supervisor is prepared to grant the Bank for the first years of its activity as a pension counselor. The Supervisor's position is that the large banks may offer pension counseling to salaried employees beginning in August of 2010.

- Following new legislation regarding the underwriting of securities issues, which imposes significant restrictions on an underwriting company controlled by a bank, the Bank decided that the Group's securities underwriting activity would be concentrated in a new company in which the Bank would hold 19.99%. For this purpose, Leumi & Co. Investment House Ltd. entered into an agreement with Psagot Ofek Investments House (Finances) Ltd., according to which Leumi & Co. and Psagot Ofek will cooperate in the area of underwriting, within the framework of a new company, to be called Psagot - Leumi & Co. Underwriting Ltd. The new company began operations during the third quarter.

Effect of the Reform on the Bank and the Group

- The reform has a material effect on the Group's activities in the capital market. The Group had until now engaged in managing assets in the capital market for the public, in counseling and distribution, in underwriting and in the provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling when the Bank receives a license to engage in such activities, the provision of operating services to entities active in the capital market, and additional activities.

- The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension market.

- Furthermore, the separation of the Bank from its holdings in mutual fund, provident fund and supplementary training fund management companies causes a reduction in the Bank's current income from these fields of activity. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commissions from institutional entities, and the receipt of commissions in respect of operating services provided to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

- On 16 October 2007, the Knesset Finance Committee approved various amendments to the regulations pursuant to the Joint Investment Trusts Law, including, *inter alia*, an amendment to the Joint Investment Trusts (Distribution Commission) Regulations. The regulations provide for the possibility of establishing new types of mutual funds, including money market funds and funds that follow share indices. The regulations provide that a distribution commission for funds defined as money market funds may be charged at the rate of 0.125% and that no distribution commissions may be charged for funds defined as share index funds. The regulations also provide that distribution commissions will not be paid for mutual funds that are held by personally managed provident funds or by mutual funds.

  The amendments to the Joint Investment Trusts Regulations will have an indirect impact on the banks since, as stated, it will be possible to establish money market funds, which are conservative funds that invest in very short-term channels of less than one year. In his letter to the Knesset Finance Committee requesting approval of the regulations, the Minister of Finance noted that the money market funds will make a significant contribution to the development of non-bank credit, both in terms of supply and demand.

The following table sets out details of the Group's income from management fees from provident funds, including supplementary training funds, and management fees and distribution commissions from mutual funds (in NIS millions):

	Consolidated			Bank		
	30 September 2007	30 September 2006	31 December 2006	**30 September 2007**	30 September 2006	31 December 2006
From mutual funds	**125**	345	391	**118**	130	162
From provident funds	**15**	163	216	**3**	72	87
From supplementary training funds	**17**	21	29	**16**	20	28
Total	**157**	529	636	**137**	122	277

On 22 November 2007, the Minister of Finance and the Governor of the Bank of Israel announced the appointment of the Committee for the Development and Strengthening of Competition in the Israeli Capital Market. The committee will be chaired by the Director-General of the Ministry of Finance.

The letter of appointment requires the Committee to examine and make recommendations regarding the measures needed to develop the capital market and to increase its ability to attract foreign capital. This is with a view to positioning the Israeli capital market as a significant global player and increasing its levels of competition and efficiency.

The Committee is to submit its recommendations by 31 August 2008.

9. **Amendment of the Banking (Service to Customers) Law regarding Commissions**

In early July 2007, following the publication of the recommendations of the Parliamentary Committee of Inquiry regarding bank commissions, an amendment to the Banking (Service to Customers) Law, 1981 was enacted with regard to bank commissions.

The amendment to the law is a combination of a number of proposed laws which were discussed in the Knesset Economics Committee, the purpose of which was to increase the transparency of the list of commissions that the banks charge their retail customers (individuals and small businesses, as determined by the Bank of Israel – "Retail Customers"), to transfer the authority to impose supervision on bank commissions to the Bank of Israel, and to deal with the issue of movement of customers from one bank to another.

Pursuant to the amendment to the law, the Governor of the Bank of Israel must establish a list of services for which a banking corporation may charge commissions from its Retail Customers. On 14 November 2007, the Supervisor of Banks, following discussions with representatives of the banking corporations, distributed draft rules regarding proper disclosure concerning commissions, to which was attached a draft list of commissions for such customers. These drafts are subject to the approval of the Advisory Committee on Banking Issues. The Supervisor of Banks also distributed a draft guideline dealing with this issue. In these drafts, the Supervisor limited the number of commissions by canceling and consolidating various commissions. The final versions of the rules and of the list of commissions are to be published no later than 5 January 2008, and it is expected that they will go into effect a few months later.

The Bank is examining the implications of the changes proposed in the above-mentioned drafts on its future income from commissions.

At this early stage, the estimated decline in income on a Group basis in respect of these changes amounts to some NIS 220 million on an annual basis. This amount is a preliminary estimate, which may be

changed, both because it is based on a draft version only and also because all the possible implications of the proposed changes have not yet been clarified.

10. **Paz Oil Company Ltd**

A. Leumi Real Holdings Ltd. holds 15.63% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi, constituting 20% of the Board of Directors. As from 1 January 2007, the investment is presented on the equity basis (until that date, the investment was presented as part of available-for-sale securities).

The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks.

In a letter dated 3 July 2007, the Bank of Israel notified the Bank that Paz is considered to be a conglomerate, as detailed in Note 13 below.

B. Legal claims have been made against Paz and its consolidated companies, including class actions, and there are current legal proceedings concerning supervision by governmental authorities and other outstanding matters relating to the fuel and gas markets and infrastructure installations. With regard to these claims, in the estimation of Paz, based on opinions of its legal, professional and other advisors, it is not possible to estimate at this stage the effect, if any, of such on the financial statements, and therefore no provision has been made in their respect.

For further details of these proceedings, see the financial statements of Paz to 30 September 2007.

11. **Israel Corporation Ltd.**

Legal claims been made against certain consolidated companies of the Israel Corporation Ltd. contending that personal and property damage caused to the plaintiffs result from the pollution of the Kishon River. The plaintiffs contend that the above-mentioned consolidated companies took part in this process. Claims have also been made regarding the demand of the Ministry of Environmental Protection that they bear the costs of removing polluting sediments from the Kishon River.

The managements of the above companies, based on the opinions of their legal advisers, cannot estimate the amount of the exposure from the said claims and demand, if any, and therefore no provision has been made in this regard in the financial statements of the Israel Corporation Ltd. and of its consolidated companies.

For further details of these proceedings, see the financial statements of the Israel Corporation Ltd. as at 30 September 2007.

12. **Super-Pharm (Israel) Ltd**

On 17 July 2007, the allotment was completed of 18% of the shares of Super-Pharm (Israel) Ltd. ("Super-Pharm") to Leumi & Co. Investment House Ltd. (a wholly-owned subsidiary of the Bank – "Leumi & Co."), pursuant to an agreement signed on 1 May 2007 between Leumi & Co. and Super-Pharm and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – providing for the allotment of the said percentage of the share capital of Super-Pharm to Leumi & Co. for a consideration of some NIS 180 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm. Leumi & Co. was granted standard minority protection rights.

13. **Holdings in Non-banking Holding Corporations (Conglomerates)**

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in section 24A that a banking corporation is entitled to hold means of control in only one conglomerate (a "Non-banking Holding Corporation") (a corporation whose capital exceeds some NIS 1,767 million and operates in more than three branches of the economy). The Bank has holdings in one conglomerate - The Israel Corporation Ltd.

The financial statements of Paz Oil Company Ltd. ("Paz") for the first quarter of 2007, in which new accounting standards were implemented, indicate that the shareholders' equity of Paz exceeds the minimal amount of capital for the definition of a conglomerate (a non-banking holding corporation).

Prior to the publication of the said financial statements, discussions had already been held between the Bank and the Bank of Israel with regard to the interpretation of the Banking Law relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank, in its letter of 3 July 2007, that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy. Therefore, according to the Bank of Israel's position, Paz is a conglomerate under the Banking Law.

As a result, and in accordance with the Bank of Israel's notification of 3 July 2007, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation Ltd. by 30 June 2009. Following discussions regarding the holdings of the Bank in non-banking holding companies, and in light of the Bank of Israel's position (and subject to the continuance of the current discussions with the Bank of Israel in this regard, wherein the Bank disagrees with the Bank of Israel's position), the Bank intends (as of the date of said decision) to attempt to sell its holdings in Paz (15.63% of the share capital and voting rights – 15.24% on a fully-diluted basis); this being subject to the conditions, the circumstances and additional examinations and taking into account the timetables set by the Bank of Israel (namely, by 30 June 2009), and subject to there being no change in the dates set or position of the Bank of Israel.

14. **TBC Bank of Georgia**

On 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank might purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank was expected to inject capital into TBC in the amount of some US$ 40 million.

The agreement between the parties was conditioned on the signature of a detailed agreement between the parties and on the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders would be granted to the Bank.

On 25 April 2007, the Bank gave notice that the negotiations aimed at executing a detailed agreement had been stopped by the sellers, who claimed that a higher price could be obtained for the holdings of the shareholders in an alternatively structured transaction. The Bank contends, however, that a binding term sheet has been executed and that the shareholders are not allowed to sell their holdings to any third party without upholding and maintaining the Bank's rights in their entirety.

The parties have been holding discussions regarding the appointment of an arbitrator to resolve the disputes that have arisen between them.

15. **Pledges**

On 23 July 2007, the Bank signed a debenture in favor of the Bank of Israel, as security for amounts due or that will be due to the Bank of Israel from the Bank. As collateral for the above, the Bank created a

floating charge in favor of the Bank of Israel, unlimited in amount, of debentures deposited in a specific account maintained at the Tel Aviv Stock Exchange Clearing House in the name of the Bank of Israel.

16. **Proposed Law for the Cancellation of the Taxation under Inflationary Conditions Law (the Adjustments Law)**

On 23 September 2007, a proposed law was published for the cancellation of the provisions of the Income Tax (Adjustments for Inflation) Law, 1985, beginning from the 2008 tax year.

Pursuant to the proposal, most of the provisions of the Law will be cancelled, with certain clauses remaining in effect as transition provisions and so as to prevent distortions in tax calculations.

The Bank estimates that if the proposed law is passed as presented, each change of 1% in the CPI is likely to cause an increase of some NIS 45 million, net, in the Group's tax expenses.

17. **Draft Directive – Measurement and Disclosure of Impaired Debts, Credit Risk and Provisions for Credit Losses**

On October 15, 2007, the Supervisor of Banks' Department distributed to the banks draft amendments to the directives regarding public reporting, on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk and Provision for Credit Losses." This draft was submitted to the Advisory Committee on Banking Issues, and was discussed at its meeting on 21 November 2007. The draft directive is based on US accounting standards (FASB Standards 114 and 118), US banking regulatory provisions, and the directives of the SEC dealing with banks. It also matches the requirements for the reports of US banks. The provisions included in the draft constitute a significant change as compared with the existing provisions regarding classification of problem loans and the measurement of provisions for loan losses in respect of such debts.

The main changes included in the draft directive are:

a. New categories of problem loans are set out, which are defined as impaired debts, including:

   - credit in respect of which the banking corporation cannot collect the entire amount due, according to the contractual terms of the loan agreement,
   - a problem loan whose terms have been modified within the framework of a restructuring,
   - a loan whose principal or interest has been in arrears for 90 days or more, unless such is well secured and in the process of collection proceedings,
   - a loan in a current or debitory account where the customer's account has been charged with additional excess interest and a special handling commission for a debitory or current account which has deviated from a credit line (as described in section 4(c) of Banking Management Directive No. 325).
   - further, credit which is insufficiently protected by the present established value and the debtor's ability to pay or by the pledged collateral, and regarding which there is a clear possibility that the banking corporation will suffer some loss if the deficiencies are not remedied, is defined as an inferior credit risk.

b. Banking corporations are required to maintain a provision for credit losses at a level which is sufficient to cover the expected credit losses relating to the banking corporation's credit portfolio, including for off-balance sheet credit risk.

The provisions for credit losses will include:

   - a specific provision for credit losses for each debt whose contractual balance is above NIS 1.0 million, and any other debt identified as impaired.
     The provision will be based on the measurement of the debt's impaired value, based on the present value of the expected cash flows, discounted at the debt's effective interest rate.

- group provisions for credit losses – for large groups of relatively small and homogeneous debts, whose impaired value is examined on a group basis, and for debts that have been separately examined and found not to be impaired.

  Measurement of credit losses will be carried out based on past credit loss rates for each homogeneous group. The estimates of credit losses are to be documented.

c. No interest income is to be recorded for impaired debts (This does not relate to increments for CPI linkage or foreign currency linkage which are added to the principal).

d. A change regarding the requirements for the writing off a debt:

   - any part of a debt whose collection is dependent on the surplus of the collateral over the collateral's fair value is to be written off immediately as an accounting matter.
   - generally, specific provisions are to be written off after two years.
   - group provisions for credit losses - debts that are in arrears for over 150 days are to be written off.

e. The qualitative and quantitative disclosure requirements for financial statements with respect to problem loans have been expanded.

f. Detailed requirements have been laid down for preparing guidelines to ensure a methodical process for establishing the provisions for credit losses, which are to be consistently applied, for documentation required to support the credit process and for internal controls for the methods and processes that are established.

g. The directive will be implemented in the financial statements as from January 1, 2009. The directive will not be implemented retroactively in the financial statements for previous periods. Transitional adjustments arising from the adoption of the directive as of January 1, 2009 will be included directly in surplus in the shareholders' equity item.

   A steering committee has been appointed as part of the Bank's preparations for the implementation of the above-mentioned directive. The committee's members include representatives of the business divisions, and the accounting and computerization functions.

Sub-committees have been set up to deal with the establishment of work methods and with the directive's requirements.

The modification of the computer systems has begun, a project which involves material changes in the information systems in order to carry out the required processes.

The Supervisor of Banks has not yet decided whether if, upon the directive's implementation, there will still be a requirement to make an supplementary provision for unidentified risks in the credit portfolio which are based on risk characteristics in the credit portfolio in accordance with the provisions of Proper Banking Management Directive No. 315. The Supervisor has also not yet decided how to deal with the general provision currently made by the banks. The total general and additional provisions as at 30 September amounted to NIS 966 million, of which the Bank - NIS 668 million.

It is not possible at this stage to estimate the implications for the Bank's future financial results of the implementation of the directive when it is adopted.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 September		For the nine months ended 30 September	
	2007	2006	**2007**	2006
	(NIS millions)		(NIS millions)	
A. Income on assets (a)				
Credit to the public	**1,637**	1,222	**8,161**	6,242
Credit to governments	**(12)**	(10)	**11**	(12)
Deposits with Bank of Israel and cash	**(126)**	(42)	**(89)**	(47)
Deposits with banks	**(1,310)**	(554)	**184**	(579)
Securities borrowed or purchased under agreement to resell	**4**	-	**9**	-
Debentures	**(417)**	(355)	**988**	151
Total income on assets	**(224)**	261	**9,264**	5,755
B. Expenses on liabilities (a)				
Deposits of the public	**2,469**	1,021	**(3,296)**	(1,136)
Deposits from governments	**(27)**	(5)	**(66)**	(37)
Deposits from Bank of Israel	**(14)**	(6)	**(127)**	(19)
Deposits from banks	**187**	36	**53**	(65)
Securities loaned or sold under agreement to repurchase	**1**	-	**(4)**	-
Debentures, bonds and subordinated notes	**(381)**	(115)	**(836)**	(537)
Total expenses on liabilities	**2,235**	931	**(4,276)**	(1,794)
C. From derivative instruments and hedging activities				
Ineffective portion of hedge relationships (b)	**2**	9	**1**	7
Net income (expenses) from ALM derivative instruments (c)	**128**	284	**94**	662
Net income from other derivative instruments	**3**	(4)	**2**	(2)
Total income from derivative instruments and hedging activities	**133**	289	**97**	667
D. Other income and expenses				
Financing commissions	**79**	74	**229**	209
Profits from sale of debentures available for sale, net	**6**	-	**97**	5
Profits (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**(117)**	29	**(43)**	(3)
Other financing income	**153**	134	**499**	320
Total other income and expenses	**121**	237	**782**	531
Total net interest income before provision for doubtful debts	**2,265**	1,718	**5,867**	5,159
E. Detail of net effect of hedging derivative instruments on net interest income				
Financing income (expenses) on assets	**(3)**	7	**5**	11
Financing income (expenses) on liabilities	**3**	(25)	**2**	(13)
Including: net exchange rate linkage differences	**9**	5	**28**	8

(a) Including effective portion of hedge relationships.
(b) Excluding effective portion of hedge relationships.
(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.
(d) Including estimate of interest and negative exchange rate differentials in respect of mortgage-backed securities (MBS) in the amount of some NIS (77) million.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 September 2007			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	**7,432**	**672**	**976**	**9,080**
Provisions during the period	**271**	**77**	**5**	**353**
Decrease in provisions	**(196)**	**(58)**	**(15)**	**(269)**
Collection of past years' write-offs	**(5)**	**-**	**-**	**(5)**
Net amount charged to statement of profit and loss	**70**	**19**	**(10)**	**79**
Write-offs	**(235)**	**(19)**	**-**	**(254)**
Balance of provision at end of period	**7,267**	**672**	**966**	**8,905**
Including balance of provision not deducted from credit to the public	**211**	**-**	**122**	**333**

	For the three months ended 30 September 2006			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	8,007	453	1,075	9,535
Classification of opening balance in subsidiary	(131)	134	5	8
Provisions during the period	276	125	14	415
Decrease in provisions	(25)	(72)	(27)	(124)
Collection of past years' write-offs	(9)	-	-	(9)
Net amount charged to statement of profit and loss	242	53	(13)	282
Write-offs	(294)	(2)	-	(296)
Balance of provision at end of period	7,824	638	1,067	9,529
Including balance of provision not deducted from credit to the public	31	-	130	161

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the nine months ended 30 September 2007			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	**7,580**	**675**	**1,024**	**9,279**
Provisions during the period	**747**	**156**	**15**	**918**
Decrease in provisions	**(574)**	**(119)**	**(73)**	**(766)**
Collection of past years' write-offs	**(24)**	**-**	**-**	**(24)**
Net amount charged to statement of profit and loss	**149**	**37**	**(58)**	**128**
Write-offs	**(462)**	**(40)**	**-**	**(502)**
Balance of provision at end of period	**7,267**	**672**	**966**	**8,905**
Including balance of provision not deducted from credit to the public	**211**	**-**	**122**	**333**

	For the nine months ended 30 September 2006			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7.803	409	1.040	9.252
Classifiction of opening balance in subsidiary	(113)	116	5	8
	(64)	64	-	-
Provisions during the period	941	242	50	1.233
Decrease in provisions	(351)	(144)	(28)	(523)
Collection of past years' write-offs	(42)	-	-	(42)
Net amount charged to statement of profit and loss	484	162	22	668
Write-offs	(350)	(49)	-	(399)
Balance of provision at end of period	7.824	638	1.067	9.529
Including balance of provision not deducted from credit to the public	31	-	130	161

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

Details on housing loans and the method of calculating the specific provision
Reported amounts (Unaudited)

	30 September 2007				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	**25,859**	**781**	**300**	**482**	**482**
"Large loans" (a)	**5,358**	**162**	**218**	**139**	**139**
Other loans (b)	**3,570**	**112**	**30**	**51**	**51**
Total	**34,787**	**1,055**	**548**	**(d) 672**	**672**

	30 September 2006 (e)				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	25,730	1,029	275	479	479
"Large loans" (a)	4,123	192	208	134	134
Other loans (b)	3,150	168	31	25	25
Total	33,003	1,389	514	(d) 638	638

(a) Housing loans the balance of each is higher than NIS 782 thousand (30 June 2006 - NIS 788 thousand), including loans for purchase and loans for any purpose that are secured by a mortgage.

(b) Loans for any purpose secured by mortgage, the balance of each is lower than NIS 782 thousand.

(c) Including interest on the amount in arrears.

(d) Including balance of specific provision in excess of amount according to depth of arrears in the amount of NIS 137 million (30 June 2006 - NIS 83 million).

(e) Restated.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 30 September 2007 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	7,339	598	27,899	6,134	3,691	-	45,661
Securities	8,482	5,700	17,232	8,457	977	5,507	46,355
Securities borrowed or purchased under agreement to resell	246	-	-	-	-	-	246
Credit to the public (b)	84,133	53,683	38,443	7,027	12,789	252	196,327
Credit to governments	-	250	451	-	-	-	701
Investments in affiliated companies	14	-	-	-	-	1,841	1,855
Buildings and equipment	-	-	-	-	-	3,226	3,226
Other assets	2,725	78	2,232	459	1,009	1,133	7,636
Total assets	102,939	60,309	86,257	22,077	18,466	11,959	302,007
Liabilities							
Deposits of the public	93,415	27,171	80,500	22,847	12,297	699	236,929
Deposits from banks	6,840	759	1,532	424	642	-	10,197
Deposits from governments	457	821	341	13	-	-	1,632
Securities loaned or sold under agreement to repurchase	24	-	161	-	-	-	185
Debentures, bonds and subordinated notes	823	13,323	2,726	-	-	-	16,872
Other liabilities	8,338	2,984	1,848	496	1,173	701	15,540
Total liabilities	109,897	45,058	87,108	23,780	14,112	1,400	281,355
Difference	(6,958)	15,251	(851)	(1,703)	4,354	10,559	20,652
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	8	(8)	-	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,697	(8,681)	(360)	300	(4,956)	-	-
Options in the money, net (in terms of underlying asset)	(618)	(4)	91	546	(15)	-	-
Options out of the money, net (in terms of underlying asset)	454	2	(337)	(86)	(33)	-	-
Total	6,575	6,568	(1,449)	(951)	(650)	10,559	20,652
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(901)	(7)	287	644	(23)	-	-
Options out of the money, net (discounted par value)	1,824	(2)	(1,511)	(181)	(130)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 30 September 2006 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,859	456	26,388	4,905	3,043	-	39,651
Securities	12,880	4,263	18,453	6,468	672	3,133	45,869
Credit to the public (b)	(d) 71,276	52,118	(d) 39,036	6,057	11,327	634	180,448
Credit to governments	265	25	615	-	-	-	905
Investments in affiliated companies	9	-	-	-	-	1,228	1,237
Buildings and equipment	-	-	-	-	-	3,020	3,020
Other assets	(d) 1,792	20	(d) 2,023	407	956	1,078	6,276
Total assets	91,081	56,882	86,515	17,837	15,998	9,093	277,406
Liabilities							
Deposits of the public	82,466	32,547	77,405	18,273	10,400	905	221,996
Deposits from banks	1,583	1,203	1,475	503	689	-	5,453
Deposits from governments	706	961	553	18	1	-	2,239
Debentures, bonds and subordinated notes	788	12,208	3,054	-	-	-	16,050
Other liabilities	(d) 6,845	2,670	(d) 1,378	393	1,085	626	12,997
Total liabilities	92,388	49,589	83,865	19,187	12,175	1,531	258,735
Difference	(1,307)	7,293	2,650	(1,350)	3,823	7,562	18,671
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	82	(48)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	8,797	(2,079)	4,746	1,546	(3,518)	-	-
Options in the money, net (in terms of underlying asset)	141	-	(322)	28	153	-	-
Options out of the money, net (in terms of underlying asset)	(214)	(2)	281	(29)	(36)	-	-
Total	7,417	5,212	(2,055)	147	388	7,562	18,671
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	29	-	(269)	(34)	274	-	-
Options out of the money, net (discounted par value)	(505)	(9)	582	19	(87)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.
(d) Reclassified

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2006 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,838	440	34,059	4,897	3,375	-	47,609
Securities	10,704	5,331	18,490	6,840	778	4,232	46,375
Credit to the public (b)	76,966	50,221	38,625	6,594	11,161	233	183,800
Credit to governments	193	256	571	-	-	-	1,020
Investments in affiliated companies	9	-	-	-	-	1,242	1,251
Buildings and equipment	-	-	-	-	-	3,056	3,056
Other assets	1,843	24	2,135	513	788	927	6,230
Total assets	94,553	56,272	93,880	18,844	16,102	9,690	289,341
Liabilities							
Deposits of the public	88,662	31,245	81,686	18,830	10,812	588	231,823
Deposits from banks	1,107	1,303	1,579	481	771	-	5,241
Deposits from governments	664	897	556	28	1	-	2,146
Debentures, bonds and subordinated notes	799	11,861	2,962	-	-	-	15,622
Other liabilities	10,346	2,878	1,655	436	890	661	16,866
Total liabilities	101,578	48,184	88,438	19,775	12,474	1,249	271,698
Difference	(7,025)	8,088	5,442	(931)	3,628	8,441	17,643
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	56	(22)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,586	(4,911)	(5,327)	226	(3,574)	-	-
Options in the money, net (in terms of underlying asset)	(283)	-	(159)	404	38	-	-
Options out of the money, net (in terms of underlying asset)	(206)	-	40	(11)	177	-	-
Total	6,072	3,177	52	(334)	235	8,441	17,643
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(284)	-	(383)	604	63	-	-
Options out of the money, net (discounted par value)	(522)	(9)	(90)	125	496	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Information on activity by banking sectors
Reported amounts

	Statement of profit and loss for the Three Months Ended 30 September 2007 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts									
From outside entities -	**(62)**	**(321)**	**296**	**445**	**695**	**484**	**742**	**(14)**	**2,265**
Intercompany operations -	**777**	**432**	**(82)**	**(106)**	**(341)**	**(322)**	**(354)**	**(4)**	**-**
Total	**715**	**111**	**214**	**339**	**354**	**162**	**388**	**(18)**	**2,265**
Operating and other income:									
From outside entities -	**426**	**103**	**108**	**118**	**107**	**10**	**(9)**	**46**	**909**
Intercompany operations -	**62**	**4**	**(6)**	**(7)**	**(42)**	**-**	**-**	**(11)**	**-**
Total	**488**	**107**	**102**	**111**	**65**	**10**	**(9)**	**35**	**909**
Total income	**1,203**	**218**	**316**	**450**	**419**	**172**	**379**	**17**	**3,174**
Provision for doubtful debts	**35**	**4**	**46**	**37**	**1**	**(28)**	**(16)**	**-**	**79**
After-tax profit (loss) from extraordinary items	**73**	**2**	**7**	**5**	**4**	**-**	**-**	**18**	**109**
Net profit	**306**	**45**	**34**	**149**	**170**	**107**	**127**	**72**	**1,010**

	Statement of profit and loss for the Three Months Ended 30 September 2006 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other (a)	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts									
From outside entities -	(389)	(319)	224	375	672	379	765	11	1,718
Intercompany operations -	997	406	(36)	(76)	(285)	(229)	(755)	(22)	-
Total	608	87	188	299	387	150	10	(11)	1,718
Operating and other income:									
From outside entities -	356	93	92	101	93	11	16	176	938
Intercompany operations -	84	7	(5)	(6)	(33)	-	-	(47)	-
Total	440	100	87	95	60	11	16	129	938
Total income	1,048	187	275	394	447	161	26	118	2,656
Provision for doubtful debts	92	1	31	54	73	39	(8)	-	282
After-tax profit from extraordinary items	552	51	24	46	10	-	-	(9)	674
Net profit	586	78	36	126	133	56	(17)	(28)	970

(a) Reclassified.

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the ninr Months Ended 30 September 2007 (Unaudited)								
	Household banking (a)	Private banking	Small business banking (a)	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other (a)	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts									
From outside entities -	(541)	(979)	769	1,295	1,877	1,143	2,297	6	5,867
Intercompany operations -	2,437	1,261	(135)	(310)	(759)	(700)	(1,757)	(37)	-
Total	1,896	282	634	985	1,118	443	540	(31)	5,867
Operating and other income:									
From outside entities -	1,246	326	324	362	387	34	214	137	3,030
Intercompany operations -	165	12	(24)	(21)	(109)	-	-	(23)	-
Total	1,411	338	300	341	278	34	214	114	3,030
Total income	3,307	620	934	1,326	1,396	477	754	83	8,897
Provision for doubtful debts	103	5	62	116	(126)	(19)	(13)	-	128
After-tax profit from extraordinary items	278	6	29	16	17	1	-	21	368
Net profit	767	104	176	423	670	257	368	75	2,840

	Statement of profit and loss for the nine Months Ended 30 September 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts									
From outside entities -	(990)	(809)	663	1,161	2,003	1,211	1,891	29	5,159
Intercompany operations -	2,745	1,073	(132)	(292)	(864)	(738)	(1,758)	(34)	-
Total	1,755	264	531	869	1,139	473	133	(5)	5,159
Operating and other income:									
From outside entities -	1,025	282	274	307	325	40	70	575	2,898
Intercompany operations -	310	20	(17)	(10)	(80)	-	-	(223)	-
Total	1,335	302	257	297	245	40	70	352	2,898
Total income	3,090	566	788	1,166	1,384	513	203	347	8,057
Provision for doubtful debts	233	1	61	123	163	114	(27)	-	668
After-tax profit from extraordinary items	552	51	24	46	10	-	718	(4)	1,397
Net profit	689	103	119	322	437	189	634	(38)	2,460

(a) Reclassified.

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the Year Ended 31 December 2006 (Audited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts									
From outside entities -	(1,276)	(1,151)	863	1,520	2,522	1,459	2,958	27	6,922
Intercompany operations -	3,600	1,505	(139)	(343)	(1,061)	(879)	(2,658)	(25)	-
Total	2,324	354	724	1,177	1,461	580	300	2	6,922
Operating and other income:									
From outside entities -	1,470	388	346	405	413	47	126	686	3,881
Intercompany operations -	380	26	(14)	(12)	(124)	-	-	(256)	-
Total	1,850	414	332	393	289	47	126	430	3,881
Total income	4,174	768	1,056	1,570	1,750	627	426	432	10,803
Provision for doubtful debts	329	2	113	183	182	155	(31)	-	933
After-tax profit (loss) from extraordinary items	1,127	76	54	74	32	1	718	(2)	2,080
Net profit	1,250	160	162	442	595	218	742	(35)	3,534

(a) Reclassified.

Securities
Reported amounts

	30 September 2007 (Unaudited)					31 December 2006 (Audited)				
	Amount in balance sheet	Amortised cost	Unrecognized profits from adjustments to fair value	Unrecognized losses from adjustments to fair value	Fair value (a)	Amount in balance sheet	Amortised cost	Unrecognized profits from adjustments to fair value	Unrecognized losses from adjustments to fair value	Fair value (a)
	(NIS millions)									
1. Debentures held to maturity:										
Debentures and bonds -										
Government of Israel	**891**	**891**	**29**	**-**	**920**	1,805	1,805	48	(1)	1,852
Foreign Governments (b)	**596**	**596**	**-**	**-**	**596**	598	598	-	(9)	589
Other companies	**127**	**127**	**-**	**(1)**	**126**	125	125	-	-	125
Total Debentures held to maturity	**1,614**	**1,614**	**29**	**(1)**	**1,642**	2,528	2,528	48	(10)	2,566

	30 September 2007 (Unaudited)					31 December 2006 (Audited)				
	Amount in balance sheet	Amortised cost (in shares - cost)	Accumulated other comprehensive income		Fair value (a)	Amount in balance sheet	Amortised cost (in shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses				Profits	Losses	
	(NIS millions)									
2. Securities available for sale										
Debentures and bonds -										
Government of Israel	**9,358**	**9,278**	**154**	**(74)**	**9,358**	10,454	10,259	231	(36)	10,454
Foreign Governments (b)	**4,696**	**4,766**	**4**	**(74)**	**4,696**	6,509	6,640	3	(134)	6,509
Other companies	**18,676**	**18,847**	**16**	**(187)**	**18,676**	15,688	15,729	48	(89)	15,688
Total Debentures held to maturity	**32,730**	**32,891**	**174**	**(335)**	**32,730**	32,651	32,628	282	(259)	32,651
Mutual funds and shares:										
Other companies' (c)	**4,589**	**3,446**	**1,173**	**(30)**	**4,589**	4,199	3,220	981	(2)	4,199
Total securities available for sale	**37,319**	**36,337**	**(d) 1,347**	**(d) (365)**	**37,319**	36,850	35,848	(d) 1,263	(d) (261)	36,850

Securities (cont'd)
Reported amounts

	30 September 2007 (Unaudited)					31 December 2006 (Audited)				
	Amount in balance sheet	Amortised cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrecognized losses from adjustments to fair value	Fair value (a)	Amount in balance sheet	Amortised cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrecognized losses from adjustments to fair value	Fair value (a)
	(NIS millions)									
3. Securities held for trading:										
Debentures and bonds -										
Government of Israel	**4,215**	**4,212**	**20**	**(17)**	**4,215**	4,521	4,465	62	(6)	4,521
Foreign Governments (b)	**197**	**197**	**-**	**-**	**197**	359	354	5	-	359
Other companies	**2,091**	**2,073**	**36**	**(18)**	**2,091**	2,084	2,056	31	(3)	2,084
Total Debentures held to maturity	**6,503**	**6,482**	**56**	**(35)**	**6,503**	6,964	6,875	98	(9)	6,964
mutual funds and shares:										
Other companies' (c)	**919**	**914**	**20**	**(15)**	**919**	33	34	-	(1)	33
Total Debentures held to maturity	**7,422**	**7,396**	**76**	**(50)**	**7,422**	6,997	6,909	98	(10)	6,997
Total securities available for sale	**46,355**	**45,347**	**(e) 1,452**	**(e) (416)**	**46,383**	46,375	45,285	(e) 1,409	(e) (281)	46,413

(a) Fair value data are generally based on stock exchange quotations. The value of debentures traded abroad which are not listed on a recognized stock exchange has been determined on the basis of prices quoted by dealers in these debentures. Such quotations do not necessarily reflect the price which will be obtained upon sale of securities in large volumes.

(b) Including securities issued by Government agencies and marketable collateralized mortgage obligations.

(c) Including NIS 662 million with respect to shares which have no readily available fair value, which are presented at cost (31 December 2006-NIS 742 million). In accordance with directives of the supervisor of Banks from July 2003, credit to a certain customer in the communications sector was classified in the balance sheet as an investment in shares in the available for sale portfolio instead of in loans to the public.

(d) Regarding securities available for sale, total other income is included in shareholders' equity in the item "adjustments in respect of presentation of securities available for sale according to fair value", except securities intended for hedging for purposes of determining fair value

(e) Included in statement of profit and loss.

(f) Restatement.

Securities (cont'd)
Of which: Asset-backed securities (ABS)
Reported amounts

	30 September 2007 (Unaudited)				
	Amount in balance sheet	Amortised cost	Unrecognized profits from adjustments to fair value	Unrecognized losses from adjustments to fair value	Fair value (a)
	(NIS millions)				
Securities available for sale					
Pass-through securities					
Guaranteed by GNMA	136	137	-	(1)	136
Issued by FNMA and FHLMC	1,616	1,655	1	(40)	1,616
Other Pass-through securities	128	127	1	-	128
Total	1,880	1,919	2	(41)	1,880
Other mortgage-backed securities (Include CMO and stripped MBS)					
Issued or guaranteed by FNMA and FHLMC or GNMA	1,869	1,891	1	(23)	1,869
Collateralized by MBS issuer or guaranteed by FNMA and FHLMC or GNMA	600	601	1	(2)	600
All other mortgage-backed securities	17	18	-	(1)	17
Total	2,486	2,510	2	(26)	2,486
Asset-backed securities (ABS)					
Credit cards receivable	212	213	-	(1)	212
Home equity lines	12	12	-	-	12
Automobile loans	226	228	-	(2)	226
Other consumer loans	101	102	-	(1)	101
Commercial and industrial	1	1	-	-	1
Other (CLO, SCDO)	1,711	1,777	5	(71)	1,711
Total	2,263	2,333	5	(75)	2,263
Total asset-backed securities available for sale	6,629	6,762	9	(142)	6,629

END